UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Table of Contents

Company Data
Capital Composition	1
Cash Dividends	2
Individual interim financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2019 to 12/31/2019	8
01/01/2018 to 12/31/2018	9
Statements of Value Added	10
Consolidated Financial Statements
Statement of Financial Position - Assets	11
Statement of Financial Position - Liabilities and Equity	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2019 to 12/31/2019	16
01/01/2018 to 12/31/2018	17
Statements of Value Added	18
Management Report	19
Notes to financial statements	32
Reports
Independent Auditor’s Report - Unqualified	121
Management declaration on financial statements	127
Management declaration on independent auditor’s report	128

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 12/31/2019
Paid-in capital
Common	1,152,254,440
Preferred	0
Total	1,152,254,440
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Cash dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
Annual and extraordinary general meeting	04/30/2019	Dividends		Common		0.48018

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 12/31/2019	Previous Year 12/31/2018	Previous Year 12/31/2017
1	Total assets	13,753,291	10,807,954	-
1.01	Current assets	909,539	799,599	-
1.01.01	Cash and cash equivalents	33,909	79,364	-
1.01.06	Taxes recoverable	59,025	18,087	-
1.01.06.01	Current taxes recoverable	59,025	18,087	-
1.01.06.01.01	Income tax and social contribution recoverable	78	9,441	-
1.01.06.01.02	Other taxes recoverable	58,947	8,646	-
1.01.08	Other current assets	816,605	702,148	-
1.01.08.03	Other	816,605	702,148	-
1.01.08.03.01	Other receivables	400	417	-
1.01.08.03.04	Dividends and interest on capital	816,205	701,731	-
1.02	Noncurrent assets	12,843,752	10,008,355	-
1.02.01	Long-term assets	514,274	191,019	-
1.02.01.07	Deferred taxes	85,474	112,522	-
1.02.01.07.02	Deferred tax assets	85,474	112,522	-
1.02.01.09	Receivables from related parties	424,387	72,933	-
1.02.01.09.02	Receivables from subsidiaries	424,387	72,933	-
1.02.01.10	Other noncurrent assets	4,413	5,564	-
1.02.01.10.04	Escrow Deposits	453	703	-
1.02.01.10.10	Other receivables	3,960	4,861	-
1.02.02	Investments	12,327,132	9,816,139	-
1.02.02.01	Equity interests	12,327,132	9,816,139	-
1.02.02.01.02	Equity interests in subsidiaries	12,327,132	9,816,139	-
1.02.03	Property, plant and equipment	2,226	1,087	-
1.02.03.01	Property, plant and equipment - in service	2,226	1,087	-
1.02.04	Intangible assets	120	110	-
1.02.04.01	Intangible assets	120	110	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 12/31/2019	Previous Year 12/31/2018	Previous Year 12/31/2017
2	Total liabilities	13,753,291	10,807,954	-
2.01	Current liabilities	738,697	531,380	-
2.01.02	Trade payables	4,698	2,854	-
2.01.02.01	Domestic suppliers	4,698	2,854	-
2.01.03	Taxes payable	65,944	13,519	-
2.01.03.01	Federal taxes	65,894	13,500	-
2.01.03.01.01	Income tax and social contribution payable	40,629	8,261	-
2.01.03.01.02	Other taxes	25,265	5,239	-
2.01.03.03	Municipal taxes	50	19	-
2.01.03.03.01	Municipal Others	50	19	-
2.01.05	Other liabilities	668,055	515,007	-
2.01.05.02	Others	668,055	515,007	-
2.01.05.02.01	Dividends and interest on capital payable	645,737	491,602	-
2.01.05.02.07	Other payables	22,318	23,405	-
2.02	Noncurrent liabilities	20,213	13,825	-
2.02.02	Other liabilities	20,090	13,584	-
2.02.02.02	Others	20,090	13,584	-
2.02.02.02.04	Other payables	20,090	13,584	-
2.02.04	Provisions	123	241	-
2.02.04.01	Tax, social security, labor and civil provisions	123	241	-
2.02.04.01.02	Social security and labor provisions	20	-	-
2.02.04.01.04	Civil provisions	103	241	-
2.03	Equity	12,994,381	10,262,749	-
2.03.01	Issued capital	9,388,081	5,741,284	-
2.03.02	Capital reserves	(1,640,962)	469,257	-
2.03.04	Earnings reserves	6,515,726	4,428,502	-
2.03.04.01	Legal reserve	1,036,126	900,992	-
2.03.04.02	Statutory reserve	4,046,305	3,527,510	-
2.03.04.06	Dividend	1,433,295	-	-
2.03.08	Other comprehensive income	(1,268,464)	(376,294)	-
2.03.08.01	Accumulated comprehensive income	(1,268,464)	(376,294)	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
3.01	Net operating revenue	2,309	1	-
3.03	Gross profit	2,309	1	-
3.04	Operating income (expenses)	2,775,006	2,206,914	-
3.04.02	General and administrative expenses	(52,712)	(43,930)	-
3.04.02.01	Depreciation and amortization	(273)	(201)	-
3.04.02.02	Other general and administrative expenses	(52,439)	(43,729)	-
3.04.05	Other operating expenses	-	9	-
3.04.06	Share of profit (loss) of investees	2,827,718	2,250,835	-
3.05	Profit before finance income (costs) and taxes	2,777,315	2,206,915	-
3.06	Finance income (costs)	48,018	(27,300)	-
3.06.01	Finance income	49,344	(22,160)	-
3.06.02	Financial expenses	(1,326)	(5,140)	-
3.07	Profit (loss) before taxes on income	2,825,333	2,179,615	-
3.08	Income tax and social contribution	(122,662)	(121,575)	-
3.08.01	Current	(71,122)	(88,317)	-
3.08.02	Deferred	(51,540)	(33,258)	-
3.09	Profit (loss) from continuing operations	2,702,671	2,058,040	-
3.11	Profit (loss) for the year	2,702,671	2,058,040	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
4.01	Profit for the period	2,702,671	2,058,040	-
4.02	Other comprehensive income	(866,498)	(220,817)	-
4.02.01	Comprehensive income for the period of subsidiaries	(866,498)	(220,817)	-
4.03	Total comprehensive income for the year	1,836,173	1,837,223	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
6.01	Net cash from operating activities	1,288,697	566,167	-
6.01.01	Cash generated from operations	(8,022)	(68,204)	-
6.01.01.01	Profit before taxes	2,825,333	2,179,615	-
6.01.01.02	Depreciation and amortization	273	201	-
6.01.01.03	Provision for tax, civil and labor risks	408	(117)	-
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	(6,318)	2,932	-
6.01.01.07	Share of profit (loss) of investees	(2,827,718)	(2,250,835)	-
6.01.02	Changes in assets and liabilities	1,318,107	718,840	-
6.01.02.02	Dividend and interest on capital received	1,295,427	596,100	-
6.01.02.03	Taxes recoverable	(5,388)	109,719	-
6.01.02.05	Escrow deposits	260	(25)	-
6.01.02.10	Other operating assets	1,277	1,147	-
6.01.02.11	Trade payables	1,845	1,210	-
6.01.02.12	Other taxes and social contributions	19,815	4,541	-
6.01.02.16	Tax, civil and labor risks paid	(542)	(259)	-
6.01.02.19	Other operating liabilities	5,413	6,407	-
6.01.03	Others	(21,388)	(84,469)	-
6.01.03.01	Interest paid on debts and debentures	-	(4,235)	-
6.01.03.02	Income tax and social contribution paid	(21,388)	(80,234)	-
6.02	Net cash from investing activities	(4,469,473)	(28,283)	-
6.02.01	Acquisition of interest with no change in control	(4,107,555)	-	-
6.02.02	Purchases of property, plant and equipment	(1,763)	(286)	-
6.02.04	Purchases and construction of intangible assets	(15)	(42)	-
6.02.05	Securities, pledges and restricted deposits - investment	-	(250)	-
6.02.07	Advances for future capital increases	(14,160)	(82,415)	-
6.02.08	Intragroup loans to subsidiaries	(424,371)	(80,512)	-
6.02.09	Receiving of intragroup loans from subsidiaries	78,391	135,222	-
6.03	Net cash from financing activities	3,135,321	(465,101)	-
6.03.01	Capital increase by non-controlling shareholders	3,622,305	-	-
6.03.05	Repayment of principal of borrowings and debentures	-	(186,000)	-
6.03.08	Dividend and interest on capital paid	(486,984)	(279,101)	-
6.05	Increase (decrease) in cash and cash equivalents	(45,455)	72,783	-
6.05.01	Cash and cash equivalents at the beginning of the year	79,364	6,581	-
6.05.02	Cash and cash equivalents at the end of the year	33,909	79,364	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2019 to December 31, 2019

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749
5.03	Adjusted opening balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749
5.04	Capital transactions with shareholders	3,646,797	(2,110,219)	1,433,295	(2,074,414)	-	895,459
5.04.01	Capital increase	3,694,342	-	-	-	-	3,694,342
5.04.02	Public offering costs	(47,545)	-	-	-	-	(47,545)
5.04.06	Dividends	-	-	1,433,295	(1,433,295)	-	-
5.04.08	Other changes	-	(75,299)	-	-	-	(75,299)
5.04.09	Gain (loss) on interest in subsidiaries with no change in control	-	-	-	765	-	765
5.04.10	Dividend approved	-	-	-	(641,884)	-	(641,884)
5.04.11	Acquisition of noncontrolling interest of CPFL Renováveis	-	(2,034,920)	-	-	-	(2,034,920)
5.05	Total comprehensive income	-	-	-	2,702,671	(866,498)	1,836,173
5.05.01	Profit for the year	-	-	-	2,702,671	-	2,702,671
5.05.02	Other comprehensive income	-	-	-	-	(866,498)	(866,498)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	(866,498)	(866,498)
5.06	Internal changes in equity	-	-	653,929	(628,257)	(25,672)	-
5.06.01	Recognition of reserves	-	-	135,134	(135,134)	-	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	25,672	(25,672)	-
5.06.07	Changes in statutory reserve in the year	-	-	518,795	(518,795)	-	-
5.07	Closing balances	9,388,081	(1,640,962)	6,515,727	-	(1,268,465)	12,994,381

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to December 31, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529
5.03	Adjusted opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529
5.04	Capital transactions with shareholders	-	1,238	-	(488,785)	-	(487,547)
5.04.06	Dividends	-	-	-	(488,785)	-	(488,785)
5.04.08	Other changes	-	1,238	-	-	-	1,238
5.05	Total comprehensive income	-	-	-	1,975,433	(186,671)	1,788,762
5.05.01	Profit for the year	-	-	-	2,058,040	-	2,058,040
5.05.02	Other comprehensive income	-	-	-	(82,607)	(186,671)	(269,278)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	(82,607)	(186,671)	(269,278)
5.06	Internal changes in equity	-	5	1,511,766	(1,486,648)	(25,118)	5
5.06.01	Recognition of reserves	-	-	102,902	(102,902)	-	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	25,118	(25,118)	-
5.06.07	Changes in statutory reserve in the year	-	-	1,408,864	(1,408,864)	-	-
5.06.08	Other changes	-	5	-	-	-	5
5.07	Closing balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
7.01	Revenues	4,322	329	-
7.01.01	Sales of goods and services	2,544	1	-
7.01.03	Revenues related to construction of own assets	1,778	328	-
7.02	Inputs purchased from third parties	(19,329)	(12,857)	-
7.02.02	Materials, energy, third-party services and others	(19,329)	(12,857)	-
7.03	Gross value added	(15,007)	(12,528)	-
7.04	Retentions	(275)	(201)	-
7.04.01	Depreciation, amortization and depletion	(275)	(201)	-
7.05	Net added value generated	(15,282)	(12,729)	-
7.06	Added value received in transfer	2,913,366	2,268,815	-
7.06.01	Share of profit (loss) of investees	2,827,718	2,250,835	-
7.06.02	Finance income	85,648	17,980	-
7.07	Added value to be distributed	2,898,084	2,256,086	-
7.08	Distribution of added value	2,898,084	2,256,086	-
7.08.01	Personnel and charges	29,470	27,035	-
7.08.01.01	Salaries and wages	11,073	10,679	-
7.08.01.02	Benefits	16,982	14,885	-
7.08.01.03	FGTS (Severance Pay Fund)	1,415	1,471	-
7.08.02	Taxes, fees and contributions	164,498	165,840	-
7.08.02.01	Federal	164,466	165,799	-
7.08.02.02	State	32	41	-
7.08.03	Interest and Rentals	1,445	5,171	-
7.08.03.01	Interest	1,315	5,135	-
7.08.03.02	Rentals	130	36	-
7.08.04	Interest on capital	2,702,671	2,058,040	-
7.08.04.02	Dividend (including additional dividend proposed)	2,075,179	546,274	-
7.08.04.03	Retained earnings / Loss for the period	627,492	1,511,766	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2019	Previous Year 12/31/2018	Previous Year 12/31/2017
1	Total assets	44,078,293	42,211,530	-
1.01	Current assets	10,340,630	9,402,316	-
1.01.01	Cash and cash equivalents	1,937,163	1,891,457	-
1.01.02	Short-term financial investments	851,004	-	-
1.01.02.01	Financial Investments Measured at Fair Value Through Profit or Loss	851,004	-	-
1.01.02.01.02	Securities Designated at Fair Value	851,004	-	-
1.01.03	Trade receivables	4,985,578	4,547,951	-
1.01.03.01	Consumers	4,985,578	4,547,951	-
1.01.06	Taxes recoverable	419,126	411,256	-
1.01.06.01	Current taxes recoverable	419,126	411,256	-
1.01.06.01.01	Income tax and social contribution recoverable	87,698	123,739	-
1.01.06.01.02	Other taxes recoverable	331,428	287,517	-
1.01.07	Prepaid expenses	76,756	172,155	-
1.01.08	Other current assets	2,071,003	2,379,497	-
1.01.08.03	Others	2,071,003	2,379,497	-
1.01.08.03.01	Other receivables	571,405	638,850	-
1.01.08.03.02	Derivatives	281,326	309,484	-
1.01.08.03.04	Dividends and interest on capital	100,297	100,182	-
1.01.08.03.06	Sector financial asset	1,093,588	1,330,981	-
1.01.08.03.07	Contract asset	24,387	-	-
1.02	Noncurrent assets	33,737,663	32,809,214	-
1.02.01	Long-term assets	14,335,003	12,909,303	-
1.02.01.04	Trade receivables	713,068	752,795	-
1.02.01.04.01	Consumers	713,068	752,795	-
1.02.01.07	Deferred taxes	1,064,716	956,380	-
1.02.01.07.02	Deferred tax assets	1,064,716	956,380	-
1.02.01.08	Prepaid expenses	4,608	6,367	-
1.02.01.10	Other noncurrent assets	12,552,611	11,193,761	-
1.02.01.10.03	Derivatives	369,767	347,507	-
1.02.01.10.04	Escrow deposits	757,370	854,374	-
1.02.01.10.05	Income tax and social contribution recoverable	101,528	67,966	-
1.02.01.10.06	Other taxes recoverable	370,595	185,725	-
1.02.01.10.08	Concession financial asset	8,779,717	7,430,149	-
1.02.01.10.09	Investments at cost	116,654	116,654	-
1.02.01.10.10	Others receivables	731,410	921,073	-
1.02.01.10.11	Sector financial asset	2,748	223,880	-
1.02.01.10.12	Contract asset	1,322,822	1,046,433	-
1.02.02	Investments	997,997	980,362	-
1.02.02.01	Equity interests	997,997	980,362	-
1.02.02.01.04	Equity interests in joint ventures	997,997	980,362	-
1.02.03	Property, plant and equipment	9,083,710	9,456,614	-
1.02.03.01	Property, plant and equipment - in service	8,757,085	9,245,854	-
1.02.03.03	Property, plant and equipment - in progress	326,625	210,760	-
1.02.04	Intangible assets	9,320,953	9,462,935	-
1.02.04.01	Intangible assets	9,320,953	9,462,935	-
1.02.04.01.01	Concession contract	9,234,857	9,380,811	-
1.02.04.01.02	Goodwill	6,115	6,115	-
1.02.04.01.03	Other intangible assets	79,981	76,009	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2019	Previous Year 12/31/2018	Previous Year 12/31/2017
2	Total liabilities	44,078,293	42,211,530	-
2.01	Current liabilities	10,065,908	8,415,132	-
2.01.01	Payroll and related taxes	125,057	119,252	-
2.01.01.01	Social taxes	28,149	27,154	-
2.01.01.02	Payroll taxes	96,908	92,098	-
2.01.02	Trade payables	3,260,180	2,398,085	-
2.01.02.01	Domestic suppliers	3,260,180	2,398,085	-
2.01.03	Taxes payable	960,497	765,438	-
2.01.03.01	Federal taxes	516,266	327,658	-
2.01.03.01.01	Income tax and social contribution	218,961	100,450	-
2.01.03.01.02	Other taxes	297,305	227,208	-
2.01.03.02	State taxes	435,155	430,149	-
2.01.03.03	Municipal taxes	9,076	7,631	-
2.01.03.03.01	Other municipal taxes	9,076	7,631	-
2.01.04	Borrowings	3,458,775	3,363,465	-
2.01.04.01	Borrowings	2,776,193	2,446,113	-
2.01.04.01.01	In local currency	768,691	876,777	-
2.01.04.01.02	In foreign currency	2,007,502	1,569,336	-
2.01.04.02	Debentures	682,582	917,352	-
2.01.05	Other payables	2,261,399	1,768,892	-
2.01.05.02	Others	2,261,399	1,768,892	-
2.01.05.02.01	Dividends and interest on capital payable	668,859	532,608	-
2.01.05.02.04	Derivatives	29,400	8,139	-
2.01.05.02.06	Use of public asset	11,771	11,570	-
2.01.05.02.07	Other payables	1,094,267	979,296	-
2.01.05.02.08	Regulatory charges	232,251	150,656	-
2.01.05.02.09	Private pension plan	224,851	86,623	-
2.02	Noncurrent liabilities	20,729,147	21,264,015	-
2.02.01	Borrowings	15,450,798	17,013,339	-
2.02.01.01	Borrowings	7,587,102	8,989,846	-
2.02.01.01.01	In local currency	4,585,552	4,927,927	-
2.02.01.01.02	In foreign currency	3,001,550	4,061,919	-
2.02.01.02	Debentures	7,863,696	8,023,493	-
2.02.02	Other liabilities	3,629,505	2,135,089	-
2.02.02.02	Others	3,629,505	2,135,089	-
2.02.02.02.03	Trade payables	359,944	333,036	-
2.02.02.02.04	Private pension plan	2,153,327	1,156,639	-
2.02.02.02.05	Derivatives	6,157	23,659	-
2.02.02.02.06	Sector financial liability	102,561	46,703	-
2.02.02.02.07	Use of public asset	91,181	89,965	-
2.02.02.02.08	Other payables	759,332	475,396	-
2.02.02.02.09	Other taxes, fees and contributions	805	9,691	-
2.02.02.02.10	Income tax and social contribution	156,198	-	-
2.02.03	Deferred taxes	1,048,069	1,136,227	-
2.02.03.01	Deferred income tax and social contribution	1,048,069	1,136,227	-
2.02.03.01.01	Deferred income tax and social contribution	1,037,689	1,126,141	-
2.02.03.01.02	Others deferred taxes	10,380	10,086	-
2.02.04	Provisions	600,775	979,360	-
2.02.04.01	Tax, social security, labor and civil provisions	600,775	979,360	-
2.02.04.01.01	Tax provisions	53,825	389,823	-
2.02.04.01.02	Social security and labor provisions	235,085	219,314	-
2.02.04.01.04	Civil provisions	245,464	281,304	-
2.02.04.01.05	Others provisions	66,401	88,919	-
2.03	Consolidated equity	13,283,238	12,532,383	-
2.03.01	Issued capital	9,388,081	5,741,284	-
2.03.02	Capital reserves	(1,640,962)	469,257	-
2.03.04	Earnings reserves	6,515,726	4,428,502	-
2.03.04.01	Legal reserve	1,036,126	900,992	-
2.03.04.02	Statutory reserve	4,046,305	3,527,510	-
2.03.04.06	Dividend	1,433,295	-	-
2.03.08	Other comprehensive income	(1,268,464)	(376,294)	-
2.03.08.01	Accumulated comprehensive income	(1,268,464)	(376,294)	-
2.03.09	Noncontrolling interests	288,857	2,269,634	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
3.01	Net operating revenue	29,932,474	28,136,627	-
3.02	Cost of electric energy services	(23,354,891)	(22,347,258)	-
3.02.01	Cost of electric energy	(18,370,994)	(17,838,165)	-
3.02.02	Cost of operation - Depreciation and amortization	(1,278,272)	(1,237,627)	-
3.02.03	Cost of operation - Others	(1,615,893)	(1,496,127)	-
3.02.04	Cost of services rendered to third parties	(2,089,732)	(1,775,339)	-
3.03	Gross profit	6,577,583	5,789,369	-
3.04	Operating expenses/income	(1,865,043)	(1,746,705)	-
3.04.01	Selling expenses	(699,910)	(608,184)	-
3.04.01.01	Depreciation and amortization	(5,211)	(4,260)	-
3.04.01.02	Allowance for doubtful accounts	(233,424)	(169,259)	-
3.04.01.03	Other selling expenses	(461,275)	(434,665)	-
3.04.02	General and administrative expenses	(1,027,230)	(987,291)	-
3.04.02.01	Depreciation and amortization	(109,132)	(65,319)	-
3.04.02.02	Other general and administrative expenses	(918,098)	(921,972)	-
3.04.05	Other operating expenses	(486,993)	(485,428)	-
3.04.05.01	Amortization of concession intangible asset	(288,438)	(286,858)	-
3.04.05.02	Other operating expenses	(198,555)	(198,570)	-
3.04.06	Share of profit (loss) of investees	349,090	334,198	-
3.05	Profit before finance income (costs) and taxes	4,712,540	4,042,664	-
3.06	Finance income (costs)	(726,247)	(1,102,687)	-
3.06.01	Finance income	903,575	762,413	-
3.06.02	Financial expenses	(1,629,822)	(1,865,100)	-
3.07	Profit before taxes	3,986,293	2,939,977	-
3.08	Income tax and social contribution	(1,237,996)	(773,982)	-
3.08.01	Current	(1,108,326)	(805,845)	-
3.08.02	Deferred	(129,670)	31,863	-
3.09	Profit from continuing operations	2,748,297	2,165,995	-
3.11	Consolidated profit for the year	2,748,297	2,165,995	-
3.11.01	Attributable to owners of the Company	2,702,671	2,058,040	-
3.11.02	Attributable to noncontrolling interests	45,626	107,955	-
3.99.01.01	ON	2.48	2.02	-
3.99.02.01	ON	2.47	2.01	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
4.01	Consolidated profit for the year	2,748,297	2,165,995	-
4.02	Other comprehensive income	(866,498)	(220,817)	-
4.02.01	Actuarial gains (losses), net of tax effects	(865,402)	(238,780)	-
4.02.02	Credit risk in mark to market of financial liabilities	(1,096)	17,963	-
4.03	Consolidated comprehensive income for the year	1,881,799	1,945,178	-
4.03.01	Attributable to owners of the Company	1,836,173	1,837,223	-
4.03.02	Attributable to noncontrolling interests	45,626	107,955	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
6.01	Net cash from operating activities	5,788,532	856,686	-
6.01.01	Cash generated from operations	6,978,359	5,919,953	-
6.01.01.01	Profit before taxes	3,986,293	2,939,977	-
6.01.01.02	Depreciation and amortization	1,681,053	1,594,064	-
6.01.01.03	Provision for tax, civil and labor risks	204,795	153,977	-
6.01.01.04	Allowance for doubtful accounts	233,424	169,259	-
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	919,836	1,117,742	-
6.01.01.06	Pension plan expense (income)	112,603	89,909	-
6.01.01.07	Equity interests in subsidiaries, associates and joint ventures	(349,090)	(334,198)	-
6.01.01.08	Loss (gain) on disposal of noncurrent assets	189,566	216,275	-
6.01.01.09	Others	(121)	(27,052)	-
6.01.02	Changes in assets and liabilities	906,458	(2,893,526)	-
6.01.02.01	Consumers, concessionaries and licensees	(631,078)	(1,006,291)	-
6.01.02.02	Dividend and interest on capital received	331,754	311,347	-
6.01.02.03	Taxes recoverable	(174,263)	92,090	-
6.01.02.05	Escrow deposits	130,725	22,926	-
6.01.02.06	Sector financial asset	628,157	(846,216)	-
6.01.02.07	Receivables - CDE	36,240	59,196	-
6.01.02.10	Other operating assets	(70,790)	(47,836)	-
6.01.02.11	Trade payables	889,002	(848,880)	-
6.01.02.12	Other taxes and social contributions	10,344	(59,102)	-
6.01.02.13	Other liabilities with private pension plan	(144,494)	(107,668)	-
6.01.02.14	Regulatory charges	81,595	(430,944)	-
6.01.02.16	Tax, civil and labor risks paid	(484,153)	(215,873)	-
6.01.02.17	Sector financial liability	(25,696)	(64,361)	-
6.01.02.18	Payables - CDE	(20,187)	71,779	-
6.01.02.19	Other operating liabilities	349,302	176,307	-
6.01.03	Others	(2,096,285)	(2,169,741)	-
6.01.03.01	Interest paid on debts and debentures	(1,132,479)	(1,353,339)	-
6.01.03.02	Income tax and social contribution paid	(963,806)	(816,402)	-
6.02	Net cash from investing activities	(3,068,691)	(1,850,687)	-
6.02.01	Capital increase of shareholders	-	(1,096)	-
6.02.02	Purchases of property, plant and equipment	(188,994)	(275,986)	-
6.02.03	Purchases of contract asset	(2,054,306)	(1,769,573)	-
6.02.04	Purchases and construction of intangible assets	(19,147)	(16,864)	-
6.02.05	Securities, pledges and restricted deposits - investment	(1,184,804)	(554,668)	-
6.02.06	Securities, pledges and restricted deposits - redemption	378,560	767,500	-
6.03	Net cash from financing activities	(2,674,135)	(364,185)	-
6.03.01	Capital increase of noncontrolling shareholder	3,622,305	7,994	-
6.03.02	Capital increase in existing equity interest	(4,107,555)	-	-
6.03.04	Borrowings and debentures raised	5,256,705	9,610,814	-
6.03.05	Repayment of principal of borrowings and debentures	(7,136,611)	(10,204,257)	-
6.03.06	Repayment of derivatives	219,257	543,427	-
6.03.07	Advance for future capital increase	12	-	-
6.03.08	Dividend and interest on capital paid	(534,061)	(322,163)	-
6.03.09	Intragroup loans to subsidiaries	5,813	-	-
6.05	Increase (decrease) in cash and cash equivalents	45,706	(1,358,186)	-
6.05.01	Cash and cash equivalents at the beginning of the year	1,891,457	3,249,643	-
6.05.02	Cash and cash equivalents at the end of the year	1,937,163	1,891,457	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2019 to December 31, 2019

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accu-mulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749	2,269,634	12,532,383
5.03	Adjusted opening balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749	2,269,634	12,532,383
5.04	Capital transactions with shareholders	3,646,797	(2,110,219)	1,433,295	(2,074,414)	-	895,459	(2,026,323)	(1,130,864)
5.04.01	Capital increase	3,694,342	-	-	-	-	3,694,342	122	3,694,464
5.04.02	Public offering costs	(47,545)	-	-	-	-	(47,545)	-	(47,545)
5.04.06	Dividends	-	-	1,433,295	(1,433,295)	-	-	-	-
5.04.08	Gain (loss) on interest in subsidiaries with no change in control	-	(75,299)	-	-	-	(75,299)	75,299	-
5.04.09	Dividend proposal approved	-	-	-	765	-	765	-	765
5.04.10	Dividend approved	-	-	-	(641,884)	-	(641,884)	(29,109)	(670,993)
5.04.11	Acquisition of noncontrolling interest of CPFL Renováveis	-	(2,034,920)	-	-	-	(2,034,920)	(2,072,635)	(4,107,555)
5.05	Total comprehensive income	-	-	-	2,702,671	(866,498)	1,836,173	45,626	1,881,799
5.05.01	Profit for the year	-	-	-	2,702,671	-	2,702,671	45,626	2,748,297
5.05.02	Other comprehensive income	-	-	-	-	(866,498)	(866,498)	-	(866,498)
5.05.02.01	Financial instruments adjustment	-	-	-	-	(1,662)	(1,662)	-	(1,662)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	-	565	565	-	565
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(865,401)	(865,401)	-	(865,401)
5.06	Internal changes in equity	-	-	653,929	(628,257)	(25,672)	-	(80)	(80)
5.06.01	Recognition of reserves	-	-	135,134	(135,134)	-	-	-	-
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	38,897	(38,897)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(13,225)	13,225	-	-	-
5.06.07	Changes in statutory reserve in the year	-	-	518,795	(518,795)	-	-	-	-
5.06.08	Other changes	-	-	-	-	-	-	(80)	(80)
5.07	Closing balances	9,388,081	(1,640,962)	6,515,727	-	(1,268,465)	12,994,381	288,857	13,283,238

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to December 31, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accu-mulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529	2,224,816	11,186,345
5.03	Adjusted opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529	2,224,816	11,186,345
5.04	Capital transactions with shareholders	-	1,238	-	(488,785)	-	(487,547)	(63,024)	(550,571)
5.04.06	Dividends	-	-	-	(488,785)	-	(488,785)	(68,685)	(557,470)
5.04.08	Gain (loss) on interest in subsidiaries with no change in control	-	1,238	-	-	-	1,238	5,661	6,899
5.05	Total comprehensive income	-	-	-	1,975,433	(186,671)	1,788,762	107,955	1,896,717
5.05.01	Profit for the year	-	-	-	2,058,040	-	2,058,040	107,955	2,165,995
5.05.02	Other comprehensive income	-	-	-	(82,607)	(186,671)	(269,278)	-	(269,278)
5.05.02.01	Financial instruments adjustment	-	-	-	(125,162)	78,953	(46,209)	-	(46,209)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	42,555	(26,844)	15,711	-	15,711
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(238,780)	(238,780)	-	(238,780)
5.06	Internal changes in equity	-	5	1,511,766	(1,486,648)	(25,118)	5	(113)	(108)
5.06.01	Recognition of reserves	-	-	102,902	(102,902)	-	-	-	-
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	38,057	(38,057)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(12,939)	12,939	-	-	-
5.06.07	Changes in statutory reserve in the year	-	-	1,408,864	(1,408,864)	-	-	-	-
5.06.08	Other changes	-	5	-	-	-	5	(113)	(108)
5.07	Closing balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749	2,269,634	12,532,383

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2019 to 12/31/2019	Previous Year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017
7.01	Revenues	45,092,420	42,759,621	-
7.01.01	Sales of goods and services	42,921,143	40,854,038	-
7.01.02	Others revenues	2,087,995	1,772,222	-
7.01.02.01	Revenue from infrastructure construction of the concession	2,087,995	1,772,222	-
7.01.03	Revenues related to the construction of own assets	316,706	302,620	-
7.01.04	Allowance for doubtful accounts	(233,424)	(169,259)	-
7.02	Inputs purchased from third parties	(24,303,691)	(23,378,560)	-
7.02.01	Cost of sales and services	(20,293,644)	(19,757,090)	-
7.02.02	Materials, energy, third-party services and others	(4,010,047)	(3,621,470)	-
7.03	Gross value added	20,788,729	19,381,061	-
7.04	Retentions	(1,687,809)	(1,602,182)	-
7.04.01	Depreciation, amortization and depletion	(1,399,371)	(1,315,323)	-
7.04.02	Others	(288,438)	(286,859)	-
7.04.02.01	Amortization of intangible assets of the concession	(288,438)	(286,859)	-
7.05	Net added value generated	19,100,920	17,778,879	-
7.06	Added value received in transfer	1,330,738	1,183,083	-
7.06.01	Share of profit (loss) of investees	349,090	334,198	-
7.06.02	Finance income	981,648	848,885	-
7.07	Added value to be distributed	20,431,658	18,961,962	-
7.08	Distribution of added value	20,431,658	18,961,962	-
7.08.01	Personnel and charges	1,475,314	1,390,996	-
7.08.01.01	Salaries and wages	817,839	795,377	-
7.08.01.02	Benefits	590,696	530,120	-
7.08.01.03	FGTS (Severance Pay Fund)	66,779	65,499	-
7.08.02	Taxes, fees and contributions	14,477,215	13,452,580	-
7.08.02.01	Federal	7,503,812	7,231,289	-
7.08.02.02	State	6,942,156	6,195,062	-
7.08.02.03	Municipal	31,247	26,229	-
7.08.03	Interest and Rentals	1,730,832	1,952,391	-
7.08.03.01	Interest	1,651,188	1,879,399	-
7.08.03.02	Rentals	79,644	72,992	-
7.08.04	Interest on capital	2,748,297	2,165,995	-
7.08.04.02	Dividend (including additional proposed)	2,075,179	581,029	-
7.08.04.03	Retained earnings / Loss for the period	673,118	1,584,966	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Management Report

Dear Shareholders,

In compliance with the law and the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), the Management of the Company hereby submits to you the Management Report and financial statements of the Company, along with the reports of the independent auditor and fiscal council for the fiscal year ended December 31, 2019. All comparisons herein are made with consolidated figures for fiscal year 2018, except when specified otherwise.

1.       Opening remarks

The year 2019 signaled a new moment for the CPFL Energia Group. Three years after its control was acquired by Chinese conglomerate State Grid, CPFL Energia returned to the capital markets through a new share offering to access funds that may be necessary to ensure the Group’s continuous growth. The idea was to keep the Company listed, go back to the market, so that investors could once again follow the trajectory of CPFL, which remains the same as before - a company that is concerned with transparency, financial discipline and strong governance.

Funds raised from the share offering were used to acquire State Grid’s interest in CPFL Renováveis. As part of this process, in July 2019, we started to fully integrate the administrative activities of CPFL Renováveis and CPFL Energia (concluded in 3Q19) primarily to capture potential synergies between the organizational models of both companies. This initiative further reinforces the Management’s commitment to the Company’s growth and to creating value for its shareholders.

The CPFL group remained active this year, making improvements in its operations and management and seeking to adopt industry best practices. We continued the deployment of cutting-edge technologies in our business and the digitalization of support activities to achieve greater cost-efficiency, while constantly monitoring the developments in the political and economic scenario in our markets in Brazil.

The 2019 results reflected the growth in energy sales, our disciplined management of costs and expenses, as well as the decline in interest rates in Brazil.

Electricity supply (energy billed to final consumers) totaled 53,375 GWh, up 0.5%. The residential and commercial segments recorded growth of 3.8% and 4.8%, respectively, reflecting the slow recovery of economic activity, while the industrial segment registered a 4.6% decline. Electricity supply through other concessionaires, licensees and authorized suppliers reached 18,351 GWh, an increase of 3.3%.

Operating cash generation of the CPFL group, measured by EBITDA, reached R$ 6,394 million in 2019 (+13.4%), reflecting the positive results, mainly in the distribution business, whose EBITDA reached R$ 3,696 million in 2019 (+23.0%), mainly reflecting the conclusion of the tariff review process at CPFL Paulista, RGE Sul and RGE during the course of 2018. Moreover, the Company has been conducting organizational reviews in order to simplify its processes and structure to bring greater efficiency and focus to its business.

We continue to work on value-creation initiatives and on our investment plan in 2019, backed by financial discipline, as well as the engagement and commitment of our teams. We invested R$ 2,254 million during this period.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

With the focus on optimizing the capital structure, consolidated financial leverage of CPFL Energia remains at adequate levels. The Company’s net debt to EBITDA ratio was 2.52 times at the end of the year based on the criteria used to measure our financial covenants.

Another important development in the second quarter was the change in the dividend payment policy, which set the minimum payout at 50%. As such, starting from 2020, a balance will be achieved between growth and yield.

On the social and sustainability fronts, we invested R$150 million in the “CPFL in Hospitals Program”, an initiative that will help public and philanthropic institutions to reduce their electricity bills through energy efficiency actions. Over the next 3 years, photovoltaic panels generating up to 25MWp of energy will be installed at the philanthropic hospitals, which will help reduce about 6,000 t/CO2 per year – the equivalent of planting about 900 trees.

Finally, the management of CPFL Energia reiterates its trust and commitment to shareholders, clients, partners, society and other stakeholders, while remaining optimistic about the advances in the Brazilian electricity sector and confident about our business platform, based on operational efficiency, corporate governance, sustainability, financial discipline and synergistic growth, and being increasingly prepared to face the challenges and opportunities in the country.

SHAREHOLDERS’ STRUCTURE (simplified)

CPFL Energia is a holding company that owns stake in other companies:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Reference date: 12/31/2019

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil (10.9893%);

(2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(4) CPFL Renováveis is held by CPFL Energia (46.7609%) and CPFL Geração (53.1831%).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

2.       Comments on the macroeconomic and regulatory scenario

MACROECONOMIC SCENARIO

After three years of sharp contraction between 2014 and 2016, a period marked by diverse political upheavals, the Brazilian economy embarked on a slow and irregular recovery in 2017, 2018 and 2019.

A few shocks hit the Brazilian economy in 2019. Notable among them was the tragedy at Brumadinho, which led to a steep reduction in iron ore mining; the continuing recession in Argentina, which adversely affected Brazilian exports, especially manufactured goods; and the global economic and commerce slowdown. Basically, these were the same factors that caused the decline in industrial production in 2019, despite the growth in domestic demand.

With a fairly moderate pace of the economy, the idleness of the factors of production remained high, which was reflected in very low inflation rates (especially the core measures). This scenario, combined with the growing prospects of the social security reform being approved, led the Brazilian Central Bank to loosen its monetary policy once again, taking interest rates to the lowest levels ever (both in real and nominal terms) during the second half of the year.

The approval of social security reform, which will avoid a strong growth in social security spending in the long term, consolidated the vision of a structural interest rate reduction in the near future, and the interest curve as a whole underwent a sharp correction, with a decline in long-term interest rates.

The monetary stimulus drive, with regular injection of funds into the economy (workers’ severance fund (FGTS), corporate social contributions (PIS-PASEP) and the 13th installment of the family allowance (Bolsa Família) program), started boosting the economy until the end of 2019. Better data are seen in credit, trade and some service and industry segments. Even the construction segment, which faced the consequences of the crisis more severely and longer, has started showing signs of certain recovery.

The decline in domestic interest rates also resulted in swaps of more expensive external financing for domestic credit, which is free of exchange risk and more accessible during this moment of monetary expansion – not only through banks but also - and increasingly - the capital markets. Together with the increase in funding through issue of shares and securities, the demand for the U.S. dollar on the spot market to settle debts owed to international creditors increased, which exerted certain pressure on the Brazilian real. But nothing that could change inflation projections or the outlook for monetary policy.

As such, the year 2019 comes to a close with the economy gaining traction and the lagging effects of monetary expansion still to produce results. Inflation was pressured by the effects of change in prices related to proteins, reflecting the sudden reduction in Chinese pork supply, but this aspect does not raise concerns in the monetary policy horizon. Brazil’s Monetary Policy Committee (Copom) has signaled a cautious approach, so much so that the Selic basic interest rate should decline very slightly or not at all in 2020.

Projections by the Brazilian Central Bank indicate the maintenance of interest rates at low levels for a long time. While the slight difference between domestic and foreign interest rates reduces investor appetite for fixed income securities, the growth difference should encourage the inflow of overseas funds into the country for investments, including additional depreciation and even the possibility of a slight appreciation of the currency. The international scenario should contribute to a year of greater interest in emerging economies and the recent revision of Brazil’s risk rating by S&P backs this improved outlook.

The dilution of uncertainties seen this year-end suggests that 2020 could be a year of less tension and volatility across markets, with mild impacts on our economy. However, the risks of an increase in uncertainties still seem relevant to us. In the external scenario, the U.S. presidential elections should cause moments of tension, just as the uncertainty surrounding the recent agreement between the U.S. and China. On the domestic front, the risk of worsening political tensions too cannot be ruled out, remembering that the post-social security reform economic agenda is more diffuse. Lastly, note that there are two "fiscal scapegoats" that may cause inconvenience in the short term.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The first is the situation of state entities: few states have less than 90% of their revenues committed to current expenses (the most recent case of the city of Rio de Janeiro, which suspended payments, is an example of the fragile scenario in which the so-called federative pact will be conducted).

The other is the ceiling on government spending: if it is not relaxed, compliance with it will require draconian tax efforts (especially from 2021), with restrictive potential effect on the economy.

Thus, growth projections for the Brazilian economy continue to indicate a faster pace of recovery than now. The average of forecasts made by market players indicates that GDP will grow from 1.1% in 2019 to around 2.2% in 20201. Weakened external demand and fiscal adjustment measures, which weigh on government consumption and public investments, tend to reduce the pace of recovery in the short term.

REGULATORY ENVIRONMENT

The key changes in sector regulations in the distribution segment in 2019 are outlined below:

1)   ANEEL streamlined the criteria and procedures to prepare the Monthly Energy Operation Program (PMO) and to determine the Differences Settlement Price (PLD) through Resolution (REN) 843 of April 2, 2019;

2)   ANEEL revised, through Ratification Resolution (REH) 2551/19 and REN 845, both of May 21, 2019, the activation ranges and the additional Tariff Flags;

3)   Through ANEEL Normative Resolution 846 of June 11, 2019, the regulation on penalties imposed on concession holders, permit holders, authorized agents and other energy services and facilities providers, as well as entities responsible for system operation, electricity sale and management of resources arising from sectorial charges was streamlined;

4)   ANEEL amended Normative Resolution 699/2016, which addresses controls over legal actions and deals between concessionaires, licensees, authorized agents and their related parties, through Normative Resolution 865 of December 17, 2019.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Annual Tariff Adjustment (ATA):

The following distribution companies had tariffs adjusted in 2019:

1 Data from the Central Bank of Brazil’s Focus market readout on February 26,2020.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	CPFL Santa Cruz	CPFL Paulista	RGE	RGE Sul
Ratifying Resolution	2,522	2,526	2,557
Adjustment	13.70%	12.02%	10.05%
Parcel A	1.12%	0.78%	-2.16%
Parcel B	0.90%	2.17%	2.21%
Financial Components	11.68%	9.07%	10.00%
Effect on consumer billings	13.31%	8.66%	8.63%	1.72%
Date of entry into force	03/22/2019	8/4/2019	06/19/2019

Considering the merger of the concessions RGE and RGE Sul in 12/31/2018, the same percentage of adjustment was considered for the two concessions, but the effect on consumer billings is different for each one of the concessions.

Periodical Tariff Revision (PTR):

CPFL Piratininga
Ratifying Resolution	2,627
Adjustment	1.88%
Parcel A	-6.64%
Parcel B	1.24%
Financial Components	7.28%
Effect on consumer billings	-7.80%
Date of entry into force	10/23/2019

CPFL Piratininga

On October 23, 2019, Aneel approved the results of the fourth Periodic Tariff Review of the distributor CPFL Piratininga. The average impact to be perceived by consumers is -7.80% and details can be found in the table above.

Generation Segment

Electricity sale contracts of generators contain specific adjustment clauses, whose main index is the average annual variation measured by the IGP-M. Contracts signed in the Regulated Contracting Environment (ACR) are indexed to the IPCA, and bilateral contracts signed by the indirect subsidiary Campos Novos Energia (Enercan) use a combination of dollar and IGP-M indexes.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

3.       Operating Performance

ENERGY SALES

In 2019, electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,375 GWh, an increase of 0.5% (284 GWh) compared to 2018.

It is noteworthy the performance of the residential and commercial segments, which accounted 58.2% of the electricity sales to final consumers:

•      Residential and Commercial Classes: increases of 3.8% and 4.8%, respectively, reflecting the temperature effects of the beginning and end of the year. This effect was partially offset by the expansion of Distributed Generation in the concession area and by the macroeconomic scenario.

•      Industrial Class: reduction of 4.6%, reflecting the weak economic performance in the year and the effects of customer migrations to the free market.

Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 18,351 GWh, which represented an increase of 3.3% (595 GWh), mainy due to the increase in sales by the distribution companies.

PERFORMANCE IN THE ELECTRICITY DISTRIBUTION SEGMENT

The Group maintained its strategy of encouraging the dissemination and sharing of best management and operational practices at its distributors in an effort to increase operational efficiency and improve the quality of services provided to clients.

Find below the results posted by distributors in the main indicators that measure quality and reliability of power supply. The Equivalent Duration of Interruptions (SAIDI) measures the average duration, in hours, of interruptions suffered by consumers in the year, while the SAIFI (Equivalent Frequency of Interruptions) measures the average number of interruptions suffered per consumer per year.

SAIDI and SAIFI Indexes*
Distributor	SAIDI (hours)		SAIFI (interruptions)
	2019	2018	2019	2018
CPFL Paulista	6.72	6.17	4.38	4.03
CPFL Piratininga	6.48	5.92	4.34	3.87
RGE	14.01	14.44	6.25	6.10
CPFL Santa Cruz	5.56	6.01	4.25	5.09

PERFORMANCE IN THE ELECTRICITY GENERATION SEGMENT

In 2019, the installed capacity of the Generation segment of CPFL group totaled 4,304 MW, considering its 99.94% interest in CPFL Renováveis.

On December 31, 2019, the portfolio of CPFL Renováveis totaled 2,133 MW of installed capacity in operation, comprising 40 SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass-powered thermal power plants (370 MW) and 1 solar plant (1 MW).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

We are constantly evaluating new opportunities to explore investments in additional conventional and renewable generation projects. We have a total portfolio of 2.9 GW of renewable generation projects to be developed in the coming years and currently have 110 MW under construction:

Lucia Cherobim SHPP: project located in the state of Paraná, is scheduled to start operating in 2024. The installed capacity is of 28.0 MW and the physical guarantee is of 16.6 average MW. The energy was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R$ 189.95 / MWh - December 2019).

Gameleira Complex Wind Farms: the wind farms Costa das Dunas, Figueira Branca, Farol de Touros and Gameleira, located in the state of Rio Grande do Norte, is scheduled to start operating in 2024. The installed capacity is of 81.7 MW and the physical guarantee is of 39.4 average MW. There was an increase in installed capacity, from 61.3 MW to 81.7 MW, due to the optimization of the wind turbine power. Part of the energy (12.0 average MW) was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R $ 89.89 / MWh - December 2019).

4.       Economic and Financial Performance

The Management’s comments on economic and financial performance and the operating results should be read together with the financial statements and notes to the financial statements.

Operating Revenue

Gross operating revenue was of R$ 45,009 million, representing an increase of 5.6% (R$ 2,383 million), due to the increases: (i) of 9.4% (R$ 2,740 million) in electricity sales to final consumers; (ii) of 11.9% (R$ 650 million) in the electricity sales to wholesalers; (iii) of 11.4% (R$ 551 million) in other operating income; and (iv) of 17.8% (R$ 316 million) in the revenue with construction of concession infrastructure. These effects were partially offset by the variation of R$ 1,810 million in the sectoral financial assets and liabilities, from an asset of R$ 1,208 million in 2018 to a liability of R$ 602 million in 2019, and the reduction of 18.7% (R$ 64 million) in the update of concession’s financial asset.

Deductions from operating revenue were of R$ 15,077 million, presenting an increase of 4.1% (R$ 587 million). Net operating revenue was of R$ 29,932 million, representing an increase of 6.4% (R$ 1,796 million).

Operating Cash Flow - EBITDA

EBITDA is a non-accounting measurement calculated by Management as the sum of income, taxes, financial income/loss, depreciation and amortization. This measurement serves as an indicator of management performance and is usually monitored by the market. Management complied with the concepts of CVM Instruction 527 of October 4, 2012, while calculating this non-accounting measurement.

Reconciliation of Net Income and EBITDA
	2019	2018
Net Income	2,748,296	2,165,995
Depreciation and Amortization	1,681,053	1,594,065
Assets Surplus Value Amortization	579	579
Financial Income/Loss	726,247	1,102,687
Social Contribution	336,610	213,673
Income Tax	901,386	560,310
EBITDA	6,394,173	5,637,308

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Operating cash flow, as measured by EBITDA, reached R$ 6,394 million, an increase of 13.4% (R$ 757 million), mainly due to the increase of 6.4% (R$ 1,796 million) in net operating revenue and the increase of 4.4% (R$ 15 million) in equity income. These effects were partially offset by the increase of 3.0% (R$ 533 million) in costs with energy purchase and sector charges, and the increase of 10.4% (R$ 521 million) in operating costs and expenses, including expenses with private pension fund and costs with construction of concession infrastructure.

Net Income

In 2019, net income reached R$ 2,748 million, an increase of 26.9% (R$ 582 million), mainly due to the increase of 13.4% (R$ 757 million) in EBITDA and the reduction of 34.1% (R$ 376 million) in net financial expenses. These effects were partially offset by the increases of R$ 464 million in Income Tax and Social Contribution and of 5.5% (R$ 87 million) in depreciation and amortization.

Allocation of Net Income from the Fiscal Year

CPFL Energia´s dividend policy stipulates that a minimum of 50% of adjusted net income, in accordance with the Brazilian Corporate Law, will be distributed to shareholders. The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	2,702,671
Realization of comprehensive income	25,672
Prescribed dividend	765
Net income base for allocation	2,729,108
Legal reserve	(135,134)
Statutory reserve - working capital reinforcement	(518,795)
Mandatory minimum dividend	(641,884)
Proposed additional dividend	(1,433,295)

Dividend

The Board of Directors propose the payment of R$ 2,075 million in dividends to holders of common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 1.800972882 per share, related to the fiscal year of 2019.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management is proposing the allocation of R$ 519 million to the statutory reserve - working capital reinforcement.

Indebtedness

At the close of 2018, gross financial debt (including derivatives) of the Company reached R$ 18,294 million, presenting a reduction of 7.4%. Cash and cash equivalents totaled R$ 1,937 million, an increase of 2.4%. As such, net financial debt decreased 8.4% to R$ 16,356 million.

5.       Investments

In 2019, investments of R$ 2,254 million were made in business maintenance and expansion, of which R$ 2,033 million was destined to distribution, R$ 159 million to generation (R$ 126 million to renewable generation and R$ 33 million to conventional generation) and R$ 62 million to commercialization, services and others. In addition, we invested R$ 21 million in the transmission segment and, according to the requirements of IFRIC 15, it was recorded as “Contractual Asset of Transmission Companies” (in other credits).

CPFL Energia’s investments in 2019 include:

Distribution: investments in expansion, maintenance, improvement, automation, modernization and strengthening the electricity system to meet market growth, in operational infrastructure, customer service and research and development programs, among other areas. On December 31, 2019, our distributors had 9.8 million customers, an increase of 0.2 million customers. Our distribution network consisted of 329,370 kilometers of distribution lines (adding 5,391 kilometers of lines), including 476,474 distribution transformers (adding 11,847 transformers). Our five distribution subsidiaries had 12,856 kilometers of high voltage distribution lines of between 34.5 kV and 138 kV (adding 292 kilometers of lines). On that date, we had 555 transformer substations, from high voltage to medium voltage, for subsequent distribution (adding 07 substations), with total transformer capacity of 18,703 MVA (adding 125 MVA);

Generation: in 2019, were invested R$ 159 million, of which R$ 33 million of conventional generation and R$ 126 million of renewable generation, spent mainly on the Lucia Cherobim SHPP and on the wind farms of Gameleira Complex (Costa das Dunas, Figueira Branca, Farol de Touros and Gameleira).

6.       Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2019, CPFL completed 15 years of its IPO on the B3 and the New York Stock Exchange (NYSE). With more than 100 years of history in Brazil, the Company has its shares listed on the Novo Mercado segment of the B3 with Level III ADRs on the NYSE (until January 27, 2020, due to the conclusion of NYSE’s delisting process), both special listing segments for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, two of whom are independent members, whose term of office is 1 year and who are eligible for reelection.

The Charter of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, as well as their key duties and rights.

The Board has set up five advisory committees (Strategy and Processes Management, Human Resources Management, Related Parties, Risks Management and Budget and Corporate Finance), which support the Board in its decisions and monitor relevant and strategic issues, such as people and risk management, sustainability, monitoring of internal audit, analysis of transactions with related parties of shareholders pertaining to the controlling block and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief Executive Officer and 8 Executive Vice Presidents, all with terms of office of two years, eligible for reelection, who are responsible for executing the strategy of CPFL Energia and its subsidiaries, as defined by the Board of Directors in line with corporate governance guidelines.  To ensure alignment of governance practices, the Chief Executive Officer and the Deputy Chief Executive Officer sit on the Boards of Directors of companies that make up the CPFL group.

CPFL has a permanent Fiscal Council, consisting of 3 members and 3 alternate members, which also performs the functions of the Audit Committee, in compliance with the Sarbanes-Oxley Act (SOX) rules applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

7.       Capital Markets

The shares of CPFL Energia, which have a free float of 16.29% (up to December 31, 2019), are listed both on the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

In 2019, CPFL Energia shares apreciated 23.2% on the B3 and 17.8% on the NYSE, closing the year at R$ 35.55 per share and US$ 17.46 per ADR, respectively. The average daily trading volume in 2019 was R$ 61.4 million, of which R$ 59.6 million on the B3 and R$ 1.8 million on the NYSE, representing an increase of 379.7% over 2018. This increase in the trading volume of CPFL Energia's shares is mainly due to the increase in the Company's free float, from 5.25% to 16.29%, after the Public Offering of Shares, concluded on June 12, 2019 Number of trades on the B3 increased 222.6%, from a daily average of 1,645 trades in 2018 to 5,307 in 2019.

8.       Sustainability and Corporate Responsibility

We develop initiatives aimed at generating shared value between the company and its stakeholder groups in order to ensure competitiveness, through excellence in operations, and contribute to better economic, social and environmental conditions in the areas of influence. In line with the strategic plan of the CPFL Group, the commitments and business guidelines aim to promote sustainable development and are incorporated into the decision-making process and actions. See the highlights below.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Sustainability plan: definition of the sustainability strategy with a focus on three pillars - Sustainable energy, smart solutions and shared value with society - and key enablers for our work - Ethics, Transparency, People development and inclusion, with public commitments and value initiatives in several areas of the company, contributing to the achievement of the United Nations Sustainable Development Goals (SDGs).

Sustainability platform: sustainability management tool that includes performance indicators and targets aligned with the Strategic Plan and the Sustainability Plan, as well as the perspective of its key stakeholder groups.

Sustainability Committee: executive management body responsible for monitoring the Sustainability Plan and Platform, evaluating and recommending the inclusion of sustainability criteria and guidelines in the decision-making process, monitoring trends and critical topics for the sustainable development of the company.

Climate Change: we maintain a strategic focus on low carbon businesses and projects that aim to combat climate change and its effects, working on the management of greenhouse gas emissions (GHG), risk and opportunity management, innovation with a focus on the development of products and solutions, engagement with organizations and initiatives such as the Brazilian Network of the Global Compact and the Getúlio Vargas Foundation (FGV) and Disclosure through market reports and our communication channels.

Ethics Management and Development System (SGDE): The Integrity Program ensures adequate mechanisms to promote an ethical culture, in line with the principles of the CPFL Energia group. The program has 4 pillars made up of procedures that include support from top management, guidelines such as the Code of Ethical Conduct, as well as communication tools such as training and the external channel for ethics, evaluation and monitoring. We can highlight actions taken / implemented by the Integrity Program, such as: Maintenance of the 2018/2019 Pro-Ethics Seal. The award was granted by the Comptroller General of the Union (CGU) to a select group of 26 companies out of 373 participants, who encourage the voluntary adoption of integrity measures and committed to implementing actions aimed at preventing, detecting and remedying acts of corruption and fraud , the on-site training / e-learning of the Integrity Program for 5,462 employees of the CPFL group, the implantation of the Monthly Integrity Conversation - CMI in all units of the CPFL group, Integrity Day that featured a lecture by professor and philosopher Mário Sérgio Cortella . In addition, 12 Ethics Committee meetings were held in 2019 to address issues related to ethics management, considering suggestions, consultations and complaints received in the period

Human Resources Management: In 2019, we trained 11,746 people, representing 81% of the workforce. There were 4,264 classroom classes and 27,175 hours of online training. We also launched the first School of Operators in Brazil, free training that develops professionals to operate the electrical system. Altogether, there were 592 hours of training and 24 students trained.

9.       Independent Auditors

KPMG Auditores Independentes (KPMG) was engaged by CPFL Energia to audit the financial statements of the Company as an independent auditor. In accordance with CVM Instruction 381/03, we inform that in 2019 KPMG provided services not related to external audit, whose aggregate fees were more than 5% of all fees paid for the audit service (corporate, regulatory and SOX).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

For the fiscal year ended on December 31, 2019, KPMG provided, in addition to the audit of corporate and regulatory financial statements, review of interim information and SOX audit, the following services:

Nature	Contract	Duration
Compliance with financial covenants	12/28/2016	Fiscal Years from 2017 to 2021
Compliance of information to BNDES	06/24/2019	3 months
Tax compliance services – Bookkeeping and Tax Accounting (ECF)	12/28/2016	Fiscal Years from 2017 to 2021
Other tax compliance services	09/01/2017	24 months
Previously agreed procedures - Tax reviews and rectifications of previous years	05/03/2018 and 07/05/2018	12 months
Bookkeeping and Tax Accounting (ECD) – fiscal year 2017	05/18/2018	24 months
Previously agreed procedures – Impacts evaluation of the CFURH (ANEEL)	09/30/2018	6 months

We contracted a total of R$ 1,256 thousand for the above services, which corresponds to approximately 28% of the fees for external audit of the corporate and regulatory financial statements, revision of interim information and SOX audit for the fiscal year 2019, of the Company and its subsidiaries.

The hiring of independent auditors, in accordance with the Bylaws, is recommended by the Audit Board. The Board of Directors deliberates on the selection or removal of independent auditors.

Pursuant to CVM Instruction 381/03, KPMG represented to the Management of CPFL Energia that the provision of the above-mentioned services does not affect the independence and objectivity required for the performance of external audit services.

10.  Acknowledgements

The Management of CPFL Energia thanks its shareholders, customers, suppliers and communities in the areas of operations of its subsidiaries for their trust in the Company in 2018. It also thanks, in a special way, its employees for their competence and dedication in meeting the objectives and targets set.

The Management

For more information on the performance of this and other companies of the CPFL Energia Group, visit www.cpfl.com.br/ir.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

NOTES TO FINANCIAL STATEMENTS

SUMMARY

ASSET		2
LIABILITY AND EQUITY		3
STATEMENT OF INCOME		4
STATEMENT OF COMPREHENSIVE INCOME		5
STATEMENT OF CHANGES IN SHAREHOLDER’ EQUITY		6
STATEMENT OF CASH FLOW		7
STATEMENT OF VALUE ADDED		8
(1)	OPERATIONS	9
(2)	PRESENTATION OF THE FINANCIAL STATEMENTS	11
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	14
(4)	FAIR VALUE MEASUREMENT	26
(5)	CASH AND CASH EQUIVALENTS	27
(6)	MARKETABLE SECURITIES	27
(7)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	27
(8)	TAXES RECOVERABLE	29
(9)	SECTOR FINANCIAL ASSET AND LIABILITY	30
(10)	DEFERRED TAX ASSETS AND LIABILITIES	31
(11)	CONCESSION FINANCIAL ASSET	35
(12)	OTHER RECEIVABLES	35
(13)	INVESTMENTS	36
(14)	PROPERTY, PLANT AND EQUIPMENT	41
(15)	INTANGIBLE ASSETS	43
(16)	CONTRACT ASSETS	45
(17)	TRADE PAYABLES	45
(18)	BORROWINGS	46
(19)	DEBENTURES	49
(20)	PRIVATE PENSION PLAN	53
(21)	REGULATORY CHARGES	59
(22)	TAXES, FEES AND CONTRIBUTIONS PAYABLES	60
(23)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	61
(24)	OTHER PAYABLES	63
(25)	EQUITY	64
(26)	EARNINGS PER SHARE	66
(27)	NET OPERATING REVENUE	68
(28)	COST OF ELECTRIC ENERGY	69
(29)	OPERATING COSTS AND EXPENSES	70
(30)	FINANCE INCOME (COSTS)	70
(31)	SEGMENT INFORMATION	70
(32)	RELATED PARTY TRANSACTIONS	71
(33)	INSURANCE	72
(34)	RISK MANAGEMENT	73
(35)	FINANCIAL INSTRUMENTS	75
(36)	NON-CASH TRANSACTIONS	83
(37)	COMMITMENTS	83
(38)	EVENTS AFTER THE REPORTING PERIOD	83

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at December 31, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
ASSETS		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Current assets
Cash and cash equivalents	5	33,909	79,364	1,937,163	1,891,457
Marketable securities	6	-	-	851,004	-
Consumers, concessionaires and licensees	7	-	-	4,985,578	4,547,951
Dividends and interest on capital	13	816,205	701,731	100,297	100,182
Income tax and social contribution recoverable	8	78	9,441	87,698	123,739
Other taxes recoverable	8	58,947	8,646	331,428	287,517
Derivatives	35	-	-	281,326	309,484
Sector financial asset	9	-	-	1,093,588	1,330,981
Contract assets	16	-	-	24,387	-
Other assets	12	400	417	648,161	811,005
Total current assets		909,539	799,599	10,340,630	9,402,316

Noncurrent assets
Consumers, concessionaires and licensees	7	-	-	713,068	752,795
Intragroup loans	32	424,387	72,933	-	-
Escrow Deposits	23	453	703	757,370	854,374
Income tax and social contribution recoverable	8	-	-	101,528	67,966
Other taxes recoverable	8	-	-	370,595	185,725
Sector financial assets	9	-	-	2,748	223,880
Derivatives	35	-	-	369,767	347,507
Deferred tax assets	10	85,474	112,522	1,064,716	956,380
Concession financial asset	11	-	-	8,779,717	7,430,149
Investments at cost		-	-	116,654	116,654
Other assets	12	3,960	4,863	736,019	927,440
Investments	13	12,327,132	9,816,139	997,997	980,362
Property, plant and equipment	14	2,226	1,087	9,083,710	9,456,614
Contract asset	16	-	-	1,322,822	1,046,433
Intangible assets	15	120	110	9,320,953	9,462,935
Total noncurrent assets		12,843,753	10,008,356	33,737,664	32,809,214

Total assets		13,753,291	10,807,954	44,078,293	42,211,530

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at December 31, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities
Trade payables	17	4,698	2,854	3,260,180	2,398,085
Borrowings	18	-	-	2,776,193	2,446,113
Debentures	19	-	-	682,582	917,352
Private pension plan	20	-	-	224,851	86,623
Regulatory liabilities	21	-	-	232,251	150,656
Income tax and social contribution payable	22	40,629	8,261	218,961	100,450
Other taxes, fees and contributions payable	22	25,315	5,258	741,536	664,989
Dividends		645,737	491,602	668,859	532,608
Estimated payroll		-	-	125,057	119,252
Derivatives	35	-	-	29,400	8,139
Use of public asset		-	-	11,771	11,570
Other payables	24	22,318	23,405	1,094,269	979,296
Total current liabilities		738,697	531,380	10,065,908	8,415,132

Noncurrent liabilities
Trade payables	17	-	-	359,944	333,036
Borrowings	18	-	-	7,587,102	8,989,846
Debentures	19	-	-	7,863,696	8,023,493
Private pension plan	20	-	-	2,153,327	1,156,639
Income tax and social contribution payable	22	-	-	156,198	-
Other taxes, fees and contributions payable	22	-	-	805	9,691
Deferred tax liabilities	10	-	-	1,048,069	1,136,227
Provision for tax, civil and labor risks	23	123	241	600,775	979,360
Derivatives	35	-	-	6,157	23,659
Sector financial liability	9	-	-	102,561	46,703
Use of public asset		-	-	91,181	89,965
Other payables	24	20,090	13,584	759,331	475,396
Total noncurrent liabilities		20,213	13,825	20,729,147	21,264,015

Equity	25
Issued capital		9,388,081	5,741,284	9,388,081	5,741,284
Capital reserves		(1,640,962)	469,257	(1,640,962)	469,257
Legal reserve		1,036,125	900,992	1,036,125	900,992
Statutory reserve - working capital improvement		4,046,305	3,527,510	4,046,305	3,527,510
Dividend		1,433,295		1,433,295
Accumulated comprehensive income		(1,268,465)	(376,294)	(1,268,465)	(376,294)
		12,994,381	10,262,749	12,994,381	10,262,749
Equity attributable to noncontrolling interests		-	-	288,857	2,269,634
Total equity		12,994,381	10,262,749	13,283,238	12,532,383

Total liabilities and equity		13,753,291	10,807,954	44,078,293	42,211,530

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of income for the years ended on December 31, 2019 and 2018
(in thousands of Brazilian Reais, except for Earnings per share)

	Note	Parent company		Consolidated
		2019	2018 (1)	2019	2018 (1)
Net operating revenue	27	2,309	1	29,932,474	28,136,627
Cost of services
Cost of electric energy	28	-	-	(18,370,994)	(17,838,165)
Cost of operation		-	-	(2,894,165)	(2,733,754)
Depreciation and amortization		-	-	(1,278,272)	(1,237,627)
Other cost of operation	29	-	-	(1,615,893)	(1,496,127)
Cost of services rendered to third parties	29	-	-	(2,089,732)	(1,775,339)

Gross profit		2,309	1	6,577,583	5,789,369
Operating expenses
Selling expenses		-	-	(699,910)	(608,184)
Depreciation and amortization		-	-	(5,211)	(4,260)
Allowance for doubtful accounts		-	-	(233,424)	(169,259)
Other selling expenses	29	-	-	(461,275)	(434,665)
General and administrative expenses		(52,712)	(43,930)	(1,027,230)	(987,291)
Depreciation and amortization		(273)	(201)	(109,132)	(65,319)
Other general and administrative expenses	29	(52,439)	(43,728)	(918,098)	(921,972)
Other operating expenses		-	9	(486,993)	(485,427)
Amortization of concession intangible asset		-	-	(288,438)	(286,858)
Other operating expenses	29	-	9	(198,555)	(198,569)

Income from electric energy services		(50,403)	(43,920)	4,363,450	3,708,467

Equity interests in subsidiaries, associates and joint ventures	13	2,827,718	2,250,835	349,090	334,198

Income before financial income		2,777,315	2,206,915	4,712,540	4,042,664

Financial income (expenses)	30
Financial income		49,344	(22,160)	903,575	762,413
Financial expenses		(1,326)	(5,140)	(1,629,822)	(1,865,100)
		48,018	(27,300)	(726,247)	(1,102,687)
Profit before taxes		2,825,333	2,179,616	3,986,293	2,939,977
Social contribution	10	(30,828)	(30,814)	(336,610)	(213,673)
Income tax	10	(91,835)	(90,760)	(901,386)	(560,310)
		(122,662)	(121,575)	(1,237,996)	(773,982)

Profit for the year		2,702,671	2,058,040	2,748,297	2,165,995

Profit (loss) for the year attributable to owners of the Company				2,702,671	2,058,040
Profit (loss) for the year attributable to noncontrolling interests				45,626	107,955
Basic earnings per share attributable to owners of the Company (R$):	26			2.48	2.02
Diluted earnings per share attributable to owners of the Company (R$):	26			2.47	2.01

(1)     See note 2.8

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the years ended December 31, 2019 and 2018
(In thousands of Brazilian reais - R$)

	Parent company

	2019	2018
Profit for the year	2,702,671	2,058,040

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(866,498)	(220,817)

Total comprehensive income for the period - individual	1,836,173	1,837,223

	Consolidated
	2019	2018

Profit for the year	2,748,297	2,165,995

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(865,402)	(238,780)
- Credit risk in fair value measurement of financial liabilities	(1,097)	17,963

Total comprehensive income for the year	1,881,799	1,945,178
Attributable to owners of the Company	1,836,173	1,837,223
Attributable to noncontrolling interests	45,626	107,955

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the years ended December 31, 2019 and 2018
(In thousands of Brazilian reais - R$)

			Earnings reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan / Credit risk in fair value measurement	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	-	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	-	(186,671)	1,975,433	1,788,762	-	107,955	1,896,717
Profit for the year	-	-	-	-	-	-	-	-	2,058,040	2,058,040	-	107,955	2,165,995
Other comprehensive income - credit risk in fair value measurement	-	-	-	-	-	-	-	52,109	(34,146)	17,963	-	-	17,963
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	(238,780)	-	(238,780)	-	-	(238,780)

Internal changes in equity	-	5	102,902	(826,600)	2,235,465	-	(25,118)	-	(1,486,648)	5	(1,777)	1,664	(108)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(38,057)	-	38,057	-	(2,693)	2,693	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	12,939	-	(12,939)	-	916	(916)	-
Recognition of legal reserve	-	-	102,902	-	-	-	-	-	(102,902)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	(826,600)	2,235,465	-	-	-	(1,408,864)	-	-	-	-
Other changes in noncontrolling interests	-	5	-	-	-	-	-	-	-	5	-	(113)	(108)

Capital transactions with owners	-	1,238	-	-	-	-	-	-	(488,785)	(487,547)	-	(63,024)	(550,571)
Interim dividend	-	-	-	-	-	-	-	-	-	-	-	(4,452)	(4,452)
Dividend proposal approved	-	-	-	-	-	-	-	-	(488,785)	(488,785)	-	(64,233)	(553,018)
Other changes	-	1,238	-	-	-	-	-	-	-	1,238	-	5,661	6,899

Balance at December 31, 2018	5,741,284	469,257	900,992	-	3,527,510	-	380,721	(757,016)	-	10,262,749	10,055	2,259,578	12,532,383

Total comprehensive income	-	-	-	-	-	-	-	(866,498)	2,702,671	1,836,173	-	45,626	1,881,799
Profit for the year	-	-	-	-	-	-	-	-	2,702,671	2,702,671	-	45,626	2,748,297
Other comprehensive income - credit risk in fair value measurement	-	-	-	-	-	-	-	(1,097)	-	(1,097)	-	-	(1,097)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	(865,402)	-	(865,402)	-	-	(865,402)

Internal changes in equity	-	-	135,134	-	518,795	-	(25,672)	-	(628,257)	-	(1,777)	1,697	(80)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(38,897)	-	38,897	-	(2,693)	2,693	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	13,225	-	(13,225)	-	916	(916)	-
Recognition of legal reserve	-	-	135,134	-	-	-	-	-	(135,134)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	-	518,795	-	-	-	(518,795)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(80)	(80)

Capital transactions with owners	3,646,797	(2,110,218)	-	-	-	1,433,295	-	-	(2,074,414)	895,459	-	(2,026,323)	(1,130,864)
Capital increase (decrease)	3,694,342	-	-	-	-	-	-	-	-	3,694,342	-	122	3,694,464
Public offering costs	(47,544)	-	-	-	-	-	-	-	-	(47,544)	-		(47,544)
Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	-	-	-	-	(75,298)	-	75,298	-
Acquisition of non-controlling interests of CPFL Renováveis (note 1.c)		(2,034,920)	-	-	-	-	-	-		(2,034,920)	-	(2,072,635)	(4,107,555)
Additional proposed dividend	-	-	-	-	-	1,433,295	-	-	(1,433,295)	-	-	-	-
Dividend approved	-	-	-	-	-	-	-	-	765	765	-	-	765
Dividend proposal approved	-	-	-	-	-	-	-	-	(641,884)	(641,884)	-	(29,109)	(670,993)

Balance at December 31, 2019	9,388,081	(1,640,962)	1,036,125	-	4,046,305	1,433,295	355,049	(1,623,514)	-	12,994,381	8,278	280,578	13,283,238

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S/A
Statements of cash flow for the years ended December 31, 2019 and 2018
(in thousand of Brazilian Reais)

	Parent company		Consolidated
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Profit before taxes	2,825,333	2,179,616	3,986,293	2,939,977
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	273	201	1,681,053	1,594,064
Provision for tax, civil and labor risks	408	(117)	204,795	153,977
Allowance for doubtful accounts	-	-	233,424	169,259
Interest on debts, monetary adjustment and exchange rate changes	(6,318)	2,932	919,836	1,117,742
Pension plan expense (income)	-	-	112,603	89,909
Equity interests in subsidiaries, associates and joint ventures	(2,827,718)	(2,250,835)	(349,090)	(334,198)
Impairment	-	-	-	-
Loss (gain) on disposal of noncurrent assets	-	-	189,566	216,275
Deferred taxes (PIS and COFINS)	-	-
Others	-	-	(121)	(27,052)
	(8,022)	(68,204)	6,978,359	5,919,953
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(631,078)	(1,006,291)
Dividend and interest on capital received	1,295,427	596,100	331,754	311,347
Taxes recoverable	(5,388)	109,719	(174,263)	92,090
Escrow deposits	260	(25)	130,725	22,926
Sector financial asset	-	-	628,157	(846,216)
Receivables - CDE	-	-	36,240	59,196
Other operating assets	1,276	1,147	(70,790)	(47,835)

Increase (decrease) in operating liabilities
Trade payables	1,845	1,210	889,002	(848,880)
Other taxes and social contributions	19,815	4,541	10,344	(59,102)
Other liabilities with private pension plan	-	-	(144,494)	(107,668)
Regulatory charges	-	-	81,595	(430,944)
Tax, civil and labor risks paid	(542)	(259)	(484,153)	(215,873)
Sector financial liability	-	-	(25,696)	(64,361)
Payables - CDE	-	-	(20,187)	71,779
Other operating liabilities	5,413	6,407	349,303	176,308
Cash flows provided (used) by operations	1,310,084	650,636	7,884,817	3,026,428
Interest paid on debts and debentures	-	(4,235)	(1,132,479)	(1,353,339)
Income tax and social contribution paid	(21,388)	(80,234)	(963,806)	(816,402)
Cash flows provided (used) by operations activities	1,288,696	566,167	5,788,530	856,686

Investing activities
Decrease (increase) of capital in subsidiaries	(4,107,555)	-	-	(1,096)
Purchases of property, plant and equipment	(1,763)	(286)	(188,994)	(275,986)
Purchases of contract asset	-	-	(2,054,306)	(1,769,573)
Purchases and construction of intangible assets	(15)	(42)	(19,147)	(16,864)
Securities, pledges and restricted deposits - investment	-	(250)	(1,184,804)	(554,669)
Securities, pledges and restricted deposits - redemption	-	-	378,560	767,500
Advances for future capital increases	(14,160)	(82,415)	-	-
Intragroup loans to subsidiaries	(424,371)	(80,512)	-	-
Receiving of intragroup loans from subsidiaries	78,391	135,222	-	-

Net cash generated by (used) In investing activities	(4,469,473)	(28,283)	(3,068,691)	(1,850,688)

Financing activities
Capital Increase of noncontrolling shareholder	3,622,305	-	3,622,305	7,994
Increase of capital in subsidiaries	-	-	(4,107,555)	-
Borrowings and debentures raised	-	-	5,256,705	9,610,814
Repayment of principal of borrowings and debentures	-	(186,000)	(7,136,612)	(10,204,257)
Repayment of derivatives	-	-	219,257	543,427
Advance for future capital increase	-	-	12	-
Dividend and interest on capital paid	(486,984)	(279,101)	(534,061)	(322,163)
Dividend and interest on capital paid	-	-	5,813	-
Net cash generated by (used in) financing activities	3,135,321	(465,101)	1,433,420	(364,185)
Net increase (decrease) in cash and cash equivalents	(45,456)	72,783	45,704	(1,358,187)
Cash and cash equivalents at the beginning of the year	79,364	6,581	1,891,457	3,249,642
Cash and cash equivalents at the end of the year	33,909	79,364	1,937,163	1,891,457

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of value added for the years ended December 31, 2019 and 2018
(in thousand of Brazilian Reais - R$)

	Parent company		Consolidated
	2019	2018	2019	2018
1. Revenues	4,322	329	45,092,420	42,759,621
1.1 Operating revenues	2,544	1	42,921,143	40,854,038
1.2 Revenues related to the construction of own assets	1,778	328	316,706	302,620
1.3 Revenue from infrastructure construction of the concession	-	-	2,087,995	1,772,222
1.4 Allowance for doubtful accounts	-	-	(233,424)	(169,259)

2. (-) Inputs	(19,329)	(12,858)	(24,303,692)	(23,378,560)
2.1 Electricity Purchased for Resale	-	-	(20,293,644)	(19,757,090)
2.2 Material	(1,937)	(625)	(1,554,949)	(1,349,291)
2.3 Outsourced Services	(14,860)	(10,502)	(1,685,925)	(1,529,696)
2.4 Other	(2,531)	(1,731)	(769,174)	(742,483)

3. Gross added value (1 + 2)	(15,007)	(12,528)	20,788,729	19,381,061

4. Retentions	(273)	(201)	(1,687,809)	(1,602,182)
4.1 Depreciation and amortization	(273)	(201)	(1,399,371)	(1,315,323)
4.2 Amortization of intangible assets of the concession	-	-	(288,438)	(286,859)

5. Net added value generated (3 + 4)	(15,281)	(12,730)	19,100,920	17,778,879

6. Added value received in transfer	2,913,365	2,268,815	1,330,738	1,183,083
6.1 Financial Income	85,648	17,980	981,648	848,885
6.2 Equity interests in subsidiaries, associates and joint ventures	2,827,718	2,250,835	349,090	334,198

7. Added value to be distributed (5 + 6)	2,898,085	2,256,086	20,431,658	18,961,962

8. Distribution of added value
8.1 Personnel and Charges	29,470	27,035	1,475,315	1,390,996
8.1.1 Direct Remuneration	11,073	10,679	817,839	795,377
8.1.2 Benefits	16,982	14,885	590,696	530,120
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	1,415	1,471	66,779	65,499
8.2 Taxes, Fees and Contributions	164,498	165,840	14,477,216	13,452,580
8.2.1 Federal	164,466	165,799	7,503,813	7,231,289
8.2.2 Estate	32	41	6,942,156	6,195,062
8.2.3 Municipal	-	-	31,247	26,230
8.3 Interest and Rentals	1,445	5,170	1,730,833	1,952,391
8.3.1 Interest	1,315	5,136	1,651,188	1,879,399
8.3.2 Rental	130	35	79,645	72,992
8.4 Interest on capital	2,702,671	2,058,040	2,748,297	2,165,995
8.4.1 Dividend (including additional proposed)	2,075,179	546,274	2,075,179	581,029
8.4.2 Retained Earnings	627,492	1,511,766	673,118	1,584,966
	2,898,084	2,256,086	20,431,658	18,961,962

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2019 AND 2018

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 – Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint-ventures:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,581	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,789	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (f)	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	381	2,922	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	466	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources) and Energy transmission	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Direct and Indirect 99.94%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Limited liability company (h)	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Limited liability company (h)	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (e)	Limited liability company (h)	Indirect 100%	Ceará	n/a	n/a	n/a
CPFL Transmissão Sul I S.A. (“CPFL Sul I”) (e)	Limited liability company (h)	Indirect 100%	Santa Catarina	n/a	n/a	n/a
CPFL Transmissão Sul II S.A. (“CPFL Sul II”) (e)	Limited liability company (h)	Indirect 100%	Rio Grande do Sul	n/a	n/a	n/a

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização de Energia Cone Sul Ltda ("CPFL Cone Sul")	Limited liability company (h)	Energy commercialization	Indirect 100%
CPFL Planalto Ltda ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista de Energia Ltda ("CPFL Brasil Varejista")	Limited liability company (h)	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos de Infraestrutura Ltda ("CPFL Infra")	Limited liability company	Provision of infrastructure and fleet services	Direct 100%
Nect Servicos Administrativos de Recursos Humanos Ltda ("CPFL Pessoas")	Limited liability company	Provision of human resources services	Direct 100%
Nect Servicos Administrativos Financeiros Ltda ("CPFL Finanças")	Limited liability company	Provision of financial services	Direct 100%
Nect Servicos Adm de Suprimentos e Logistica Ltda ("CPFL Supre")	Limited liability company	Supply and logistics services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética Ltda ("CPFL Eficiência")	Limited liability company (h)	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL Geração Distribuída de Energia Ltda ("CPFL GD")	Limited liability company (h)	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecomunicações Ltda ("CPFL Telecom")	Limited liability company (h)	Telecommunication services	Direct 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas.

b)     Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2019, CPFL Renováveis had a portfolio of 107 enterprises with of 2,446.3 MW of installed capacity (2,132.7 MW in operation):

•        Hydropower generation: 41 SHP’s (481.1 MW) with 40 SHPs in operation (453.1 MW) and 1 SHPs under construction/development (28. MW);

•        Wind power generation: 57 enterprise (1,594.1 MW) with 45 in operation (1,308.5 MW) and 12 under construction/development (285.6 MW);

•        Biomass power generation: 8 plants in operation (370 MW);

•        Solar power generation: 1 solar plant in operation (1.1 MW).

d)     The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

e)     Incorporated on March 2019, the purpose of these enterprises is the exploring concessions for electric power transmission, including the construction, operation and maintenance of basic grid transmission facilities.

f)       As described in note 13.5 of financial statements of December 31, 2018, the merger of RGE with RGE Sul was approved by ANEEL. Since January 1, 2019, the operations of these subsidiaries have been carried out only by RGE Sul, which adopted the trade name “RGE”.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

g)     On September 30, 2019, the partial spin-off of Nect Serviços Administrativos de Infraestrutura Ltda. - “CPFL Infra” (formerly Nect Serviços Administrativos Ltda.) into four specific business segments (Supplies, Human Resources, Financial Services and Infrastructure) was approved, together with the merger of the spun-off portion into the three new companies; namely, CPFL Supre, CPFL Finanças and CPFL Pessoas. The purpose of the transaction is to improve the quality of services provided by the company, through greater specialization in its activities. The net assets in this transaction were appraised at R$16,746 and did not have any effect on the consolidated financial statements of the group or result in any change in the equity interest of the companies.

h)     Subsidiaries that were transformed from corporations to limited liability companies, as decided in shareholders meetings held in January 2020.

Acquisition of interest in the subsidiary CPFL Renováveis

On September 30, 2019, the Company entered into a share purchase and sale agreement with its parent company State Grid Brazil Power Participações S.A. (“State Grid”) thereby purchasing 243,771,824 shares of subsidiary CPFL Renováveis, thus increasing its total (direct and indirect) equity interest from 51.60% to 99.94% in CPFL Renováveis. The amount paid in cash was R$ 16.85 per share, totaling R$ 4,107,555. Considering that this transaction did not constitute a business combination, its accounting involved, in the balance  of parent company, an increase of R$ 2,072,635 in the Company's investment account and a decrease of R$ 2,034,920 in the capital reserve account, due to the transaction between shareholders. In the consolidated financial statements, the related effects were a decrease of R$ 2,072,635 in the shareholders equity attributable to noncontrolling interests and a decrease of R$ 2,034,920 in the capital reserve account.

New York Stock Exchange delisting

On December 18, 2018, the Company's Board of Directors Meeting approved the Company’s intention to: (i) terminate the Second Amended and Restated Deposit Agreement (“Deposit Agreement”) with Citibank N.A. (“Citibank”) with respect to its American Depositary Receipts (“ADRs”); (ii) delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”); and (iii) once the Company complies with the applicable requirements, cancel its registration with the U.S. Securities and Exchange Commission (“SEC”). The Company believes that the economic rationale for maintaining a listing on the NYSE has decreased partly due to: (i) increases in the volume of Brazilian shares traded on B3 S.A. – Bolsa, Brasil, Balcão (“B3”) in Brazil by foreign investors due to the internationalization of the Brazilian financial and capital markets, as well as the narrowing of the differences between the Brazilian and the US international financial reporting standards; and (ii) a downward trend in recent years in the trading volume of the Company's ADSs on the NYSE.

On February 10, 2020, the Company, through a Notice to the Market, informed that the delisting of its NYSE ADSs, mentioned in item (ii) above, will be effective as of this date.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and accounting practices adopted in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The Company and its subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Group's management.

The financial statements were authorized for issue on March 4, 2020.

2.2 Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 35 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•

Note 7 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss – ECL and premises for measuring the supply and Tariff for use of the distribution system (“TUSD”) not invoiced);

•	Note 9 – Sector financial asset and liability (Regulatory discretion and judgement over certain items);
•	Note 10 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);
•	Note 11 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs, see note 34);
•	Note 12 – Other assets (allowance for doubtful accounts: key assumptions regarding to the expected and credit loss – ECL);
•	Note 14 – Property, plant and equipment (definition of useful lives and key assumptions regarding recoverable amounts);
•	Note 15 – Intangible assets (key assumptions regarding recoverable amounts);
•	Note 16 – Contract Asset (key assumptions regarding recoverable amounts);

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

•	Note 20 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations); and
•	Note 23 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation and transmission from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the non-controlling interest in the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At December 31, 2019 and 2018 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 New presentation of financial statements of 2018 – breakdown of lines

Starting in 2019, focusing on improving the presentation of the financial statements for the monitoring of results by Group Management, through a better analysis of costs and expenses accounts, the Company split the depreciation and amortization in two lines in the income statement.

For comparability purposes, these changes were applied retrospectively according to CPC 23/IAS 8, and therefore, the financial statements regarding 2018 are being restated with the same breakdown. There are no changes in costs and expenses assumptions.

The following table summarizes the impacts on financial statements of 2018 for the Group:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	Parent company			Consolidated
	2018			2018
	Originally disclosed	Breakdown of lines	New presentation	Originally disclosed	Breakdown of lines	New presentation

Net operating revenue	1	-	1	28,136,627	-	28,136,627
Cost of electric energy services
Cost of electric energy	-	-	-	(17,838,165)	-	(17,838,165)
Cost of operation	-	-	-	(2,733,754)	-	(2,733,754)
Depreciation and amortization	-	-	-	-	(1,237,627)	(1,237,627)
Other cost of operation	-	-	-	-	(1,496,127)	(1,496,127)
Cost of services rendered to third parties	-	-	-	(1,775,339)	-	(1,775,339)

Gross profit	1	-	1	5,789,369	-	5,789,369
Operating expenses
Selling expenses	-	-	-	(608,184)	-	(608,184)
Depreciation and amortization	-	-	-	-	(4,260)	(4,260)
Allowance for doubtful accounts	-	-	-	(169,259)	-	(169,259)
Othet selling expenses	-	-	-	(438,925)	4,260	(434,665)

General and administrative expenses	(43,930)	-	(43,930)	(987,291)	-	(987,291)
Depreciation and amortization	-	(201)	(201)	-	(65,319)	(65,319)
Other general and administrative expenses	-	(43,728)	(43,728)	-	(921,972)	(921,972)

Other operating expenses	9	-	9	(485,427)	-	(485,427)
Amortization of concession intangible asset	-	-	-	-	(286,858)	(286,858)
Other operating expenses	-	9	9	-	(198,569)	(198,569)

Income from electric energy services	(43,920)	-	(43,920)	3,708,467	-	3,708,467

Equity interests in subsidiaries, associates and joint ventures	2,250,835	-	2,250,835	334,198	-	334,198
Financial income (expenses)
Finance income	(22,160)	-	(22,160)	762,413	-	762,413
Financial expenses	(5,140)	-	(5,140)	(1,865,100)	-	(1,865,100)
	(27,300)	-	(27,300)	(1,102,687)	-	(1,102,687)
Profit before taxes	2,179,616	-	2,179,616	2,939,977	-	2,939,977
Social contribution	(30,814)	-	(30,814)	(213,673)	-	(213,673)
Income tax	(90,760)	-	(90,760)	(560,310)	-	(560,310)
	(121,575)	-	(121,575)	(773,982)	-	(773,982)

Profit for the year	2,058,040	-	2,058,040	2,165,995	-	2,165,995

Profit (loss) for the period attributable to owners of the Company				2,058,040	-	2,058,040
Profit (loss) for the period attributable to noncontrolling interests				107,955	-	107,955
Basic earnings per share attributable to owners of the Company (R$):				2.02	-	2.02
Diluted earnings per share attributable to owners of the Company (R$):				2.01	-	2.01

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these individual and consolidated financial statements are described below. These policies have been consistently applied in all reporting periods, except for the new accounting pronouncements and interpretations adopted by the Group on January 1, 2019 described in note 3.17.

3.1   Cash and cash equivalents

In the statements of cash flows, cash and cash equivalents include negative balances of overdraft accounts that are immediately payable and are an integral part of the Group’s cash management.

Cash and cash equivalents comprise the balances of cash and financial investments with original maturities of three months or less from the contract date, which are subject to an insignificant risk of change in fair value at the settlement date and are used by the Group in the management of short-term obligations.

The purpose of determining the components of the company's cash and cash equivalents is to maintain sufficient cash to ensure the continuity of investments and the fulfillment of short- and long-term obligations, maintaining the return on its capital structure at appropriate levels aimed at business continuity and increased value for shareholders and investors.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

3.2   Concession agreements

Distribution subsidiaries:

ICPC 01 (R1) and IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

When these definitions are met, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS requirements, so that the following are recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The concession financial asset of distribution is measured at fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the fair value, mainly based on factors such as new replacement value, and adjustment for IPCA (Extended Consumer Price Index) to the subsidiaries of the distribution segment. The financial asset of distribution is classified at fair value through profit or loss, with the corresponding fair value changes entry in an operating income/expense account in the statement of profit or loss for the year (notes 4 and 25).

The remaining amount is recognized as an intangible asset and relates to the right to charge consumers for electric energy distribution services and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Considering that (i) the tariff model does not provide for a profit margin for the infrastructure of discos construction services, (ii) the way in which the subsidiaries manage the constructions by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Group‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The construction revenues and costs are therefore presented in the statement of profit or loss for the year in the same amounts.

Transmission subsidiaries:

The Group’s transmission companies are responsible for constructing and operating the transmission infrastructure in order to carry the energy from the generation centers to the distribution points, according to their concession arrangements.

The energy transmission company has the obligation to maintain its transmission infrastructure available to its users to guarantee the receipt of the Permitted Annual Revenue (RAP) during the concession agreement term. Potential unamortized investments generate the right to indemnity at the end of the concession arrangement.

The transmission infrastructure is classified as a contract asset. The right to consideration for goods and services is subject to the satisfaction of performance obligations and not only to the passage of time.

3.3   Financial Instruments

-        Financial Assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred.

Subsequent Measurement  and gains and losses:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Financial assets measured at fair value through profit or loss (FVTPL)	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on the derecognition is recognized in profit or loss.

Debt investments at fair value through other comprehensive income (FVOCI)

These assets are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income, except the interest income calculated using the effective interest method, foreign exchange gains and losses and impairment, that are recognized in profit or loss. In the moment of the derecognition, the accumulated gain or loss in other comprehensive income (loss) is reclassified to profit or loss for the period. The Group does not hold financial assets under this classification.

Equity instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Changes in fair value are recognized in other comprehensive income (loss) and never will be reclassified in profit or loss. Dividends are recognized as gains in profit or loss (unless the dividend clearly represents a recovery of part of the investment cost The Group does not hold financial assets under this classification.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Amortized cost: A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL.

o   it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

o   its contractual terms give rise on specified dates to cash flows that are related solely to payments of principal and interest on the principal amount outstanding.

Fair Value through Other Comprehensive Income (FVOCI): A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

o   it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets ; and

o   its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income. This election is made on an investment-by-investment basis.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see note 33). On initial recognition, the Group may irrevocably designate a non derivative financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment:

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether:

-        management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-        how the performance of the portfolio is evaluated and reported to the Group’s management;

-        the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-        how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-        the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

o   contingent events that would change the amount or timing of cash flows;

o   terms that may adjust the contractual coupon rate, including variable‑rate features;

o   prepayment and extension features; and

o   terms that limit the Group’s claim to cash flows from specified assets (e.g. based on the performance of an asset).

For transactions involving the purchase and sale of energy by the trading subsidiaries, the Group has an accounting policy defined according to the business strategy with instruments measured at amortized cost, which refer to agreements already entered into and still held with the purpose of receipt or delivery of energy in accordance with the requirements by the company related to purchase or sale. The transactions are usually long term and are never settled by the net cash amount or with another financial instrument and, even if some contract has a certain flexibility, the strategy of the Group’s portfolio is not changed for this reason.

-        Financial liabilities

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Group have the following main financial liabilities:

(i)               Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for trading, (ii) designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value, which fair value changes recognized in profit or loss except for changes in fair value attributable to credit risk which are recognized in comprehensive income.

(ii)              Measured at amortized cost: these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

The Group recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with CPC 25 / IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments (assets and liabilities) are described in note 35.

- Issued Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.4   Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Granting Authority.

Gains and losses on disposal/write-off of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other operating income/expenses.

Assets and facilities used in the electric generation, transmission and distribution activities are tied to these services and may not be removed, donated, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the acquisition of new assets related to electric energy services.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

3.5   Intangible assets and Contract asset – in progress

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets, adding the portion of noncontrolling interests and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

In the individual financial statements, fair value adjustments (value added) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is classified in the individual statement of income as “equity interest in associates and joint ventures” in accordance with ICPC 09 (R2). In the consolidated financial statements, the amount is stated as intangible asset and its amortization is classified in the consolidated statement of profit and loss as “amortization of concession intangible asset” in other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

(i)               Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession amortized in straight-line method over the remaining period of the concessions.

(ii)              Investments in infrastructure (application of ICPC01 (R1) and IFRIC 12 – Concession contracts) - in progress: under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the expected economic benefits. For further information, see note 3.2.

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and shall comply with the same regulatory rules described in item 3.4.

(iii)            Use of public asset: certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements, the Company’s subsidiaries recognized intangible assets and the corresponding liabilities, at present value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

As of January 1, 2018, the concession infrastructure assets of the distribution companies were classified as contract assets during the construction or improvement period in accordance with the criteria of CPC 47 / IFRS 15.

3.6   Impairment

-        Financial assets

The Group assesses evidence of impairment for certain receivables at both an individual and a collective level. Receivables that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

The Group recognizes impairment losses for ECLs on: (i) financial assets measured at amortized cost; (ii) debt investments measured at FVOCI, when applicable; and (iii) contract assets.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The Group measures impairment allowances, adopting the simplified method of recognizing,  at an amount equal to lifetime, except for debt securities with low credit risk at the end of the reporting period, which are measured as 12-month ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating the expected credit losses, the Group considers a simplified approach of default assessment which consists in measuring the expected loss of a financial asset equivalent to the lifetime expected credit loss of an asset including reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience and informed credit assessment and including forward-looking information.

The Group considers a financial asset to be in default when the borrower has not complied with its contractual payment obligations and is unlikely to pay its obligations.

The Group uses an allowance matrix based on its historical default rates observed along the expected lifetime of the trade receivables to estimate the expected credit losses for the lifetime of the asset where the history of losses is adjusted to consider the effects of the current conditions and its forecasts of future conditions that did not affect the period in which the historical data were based.

The methodology developed by the Group resulted in a percentage of expected loss for bills of consumers, concessionaires and licens that is in compliance with IFRS 9 described as expected credit losses, comprising in a single percentage the probability of loss weighted by the expected loss and possible results, that is, comprising the Probability of Default (“PD”), Exposure At Default (“EAD”) and Loss Given Default (“LGD”).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI, when applicable, are credit-impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit‑impaired includes the following observable data:

o   significant financial difficulty of the borrower or issuer;

o   a breach of contract clauses;

o   the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

o   it is probable that the borrower will enter bankruptcy or other financial reorganization; or

o   the disappearance of an active market for a security because of financial difficulties.

Impairment losses related to consumers, concessionaires and licensees recognized in financial assets and other receivables, including contract assets, are recognized in profit or loss.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable amount. Other assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of (i) its fair value less costs to sell or (ii) its value in use.

The assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment analysis are reassessed for any possibility of reversals.

3.7   Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable (more likely than not)  that an outflow of economic resources will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

3.8   Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized, being considered sponsors of these plans. Although the plans have particularities, they have the following characteristics:

(i)               Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in the statement of profit or loss in the periods during which the services are rendered.

(ii)              Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income when they occur. Net interest (income or expense) is calculated by applying the discount rate at the beginning of the period to the net amount of the defined benefit asset or liability. When applicable, the cost of past services is recognized immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9   Dividend and Interest on capital

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of profit adjusted in accordance with the Company´s bylaws. A provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. According to Law 6.404/76, the amounts paid out to shareholders in excess of the mandatory minimum dividend, will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present obligation criteria at the reporting date.

On May 21, 2019, the Company's Board of Directors approved a Dividend Policy that establishes the Company’s annual dividend distribution of at least 50% of the adjusted profit in accordance with Law 6,404/76. This policy establishes factors that will influence the distribution amounts, such as the Company's financial condition, future prospects, macroeconomic conditions, tariff reviews and adjustments, regulatory changes and the Company's growth strategy. It also highlights that certain obligations specified in financial contracts may limit the amount to be distributed. The approved policy is merely indicative in order to signal to the market the treatment the Company intends to give to the dividend distribution and, therefore, it has a programmatic nature and is not binding on the Company or its managing bodies.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and interest on capital determined in a half-yearly statement of income. An interim dividend and interest on capital declared at the base date of June 30, if any, is only recognized as a liability in the Company's financial statement after the date of the Board of Directors’ decision.

Interest on capital receives the same treatment as dividend and is also stated in changes in equity. The withholding income tax on interest on capital is always recognized as a charge to equity with a balancing item in liabilities upon the proposal for its payment, even if not yet approved, since it meets the criterion of obligation at the time of Management’s proposal.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

3.10  Revenue Recognition

The operating revenue in the normal course of the subsidiaries’ activities is measured at the consideration received or receivable. The operating revenue is recognized when it represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

IFRS 15 / CPC 47 establishes a revenue recognition model that considers five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Thus, revenue is recognized only when (or if) the performance obligation is satisfied, that is, when the “control” of the goods or services of a certain transaction is actually transferred to the customer.

The revenue from electric energy distribution is recognized when the energy is supplied. The energy distribution subsidiaries perform the reading of their customers consumption based on a reading routine (calendar and reading route) and invoice monthly the consumption of MWh based on the reading performed for each consumer. As a result, part of the energy distributed during the month is not billed at the end of the month and, consequently, an estimate is developed by Management and recorded as “Unbilled”. This unbilled revenue estimate is calculated using as a base the total volume of energy of each distributor made available in the month and the annualized rate of technical and commercial losses.

The revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the supply contracts or the current market price, as appropriate.

The revenue from energy commercialization is recognized based on bilateral contracts with market agents and properly registered with the Electric Energy Commercialization Chamber – CCEE.

The revenue from services provided is recognized when the service is provided, under a service agreement between the parties.

The revenue from construction contracts is recognized based on the reach of the performance obligation over time, considering the fulfillment of one of the following criteria:

(a)   the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b)   the entity’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced;

(c)   the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

The provision of infrastructure construction services is recognized in accordance with CPC 47 / IFRS 15, against a contract asset.

The revenues of the transmission companies, recognized as operating revenue, are:

•        Construction revenue: Refers to the services of construction of electric energy transmission facilities. These are recognized according to the percentage of completion of the construction works.

•        Financing component: Refers to the interest recognized under the accrual basis method on the amount receivable from the construction revenue.

•        Revenue from operation and maintenance: Refers to the services of operation and maintenance of electric energy transmission facilities aimed at non-interruption of availability of these facilities, recognized based on incurred costs.

No single consumer accounts for 10% or more of the Group’s total revenue.

3.11         Income tax and social contribution

Income tax and social contribution expenses are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recognized in the statement of profit or loss except to the extent that they relate to items recognized directly in equity or other comprehensive income, when the net amounts of these tax effects are already recognized, and those arising from the initial recognition in business combinations.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Current taxes are the expected taxes payable or receivable/recoverable on the taxable profit or loss which reflects the uncertainties related to the calculation, if any. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards and reflects the uncertainty related to the income tax, if any.

The Company and certain subsidiaries recognized in their financial statements the effects of tax loss carryforwards and temporarily nondeductible differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits relating to the benefit of merged intangible, which are amortized on a straight-line basis over the remaining period of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each annual reporting date and are reduced to the extent that it is no longer probable that the related taxes benefit will be realized.

3.12         Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 / IAS 33.

3.13         Government grants – CDE

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Group. They are recognized in profit or loss for the periods in which the Group recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts.

The subsidies received through funds from the Energy Development Account - CDE (note 27) have the main purpose of offsetting discounts granted and expenses already incurred in order to provide immediate financial support to the distribution companies, in accordance with CPC 07 / IAS 20.

3.14         Sector financial asset and liability

According to the tariff pricing mechanism applicable to the distribution companies, the energy tariffs should be set at a price level (price cap) that ensures the economic and financial equilibrium of the concession. Therefore, the concessionaires and licensees are authorized to charge their consumers (after review and ratification by ANEEL) for: (i) the annual tariff increase; and (ii) every four or five years, according to each concession agreement, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transmission) of the electric energy through the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•        Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as Parcel A, is fully passed through the consumer or borne by the Granting Authority; and

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

•        Parcel B (controllable costs): comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that actually affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff pricing mechanism can cause temporary differences arising from the difference between the predicted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the incurred costs included in the tariff are lower than those actually incurred, or an obligation to pay if the incurred costs are higher than those actually incurred.

3.15         Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. Costs related to the acquisition are recognized in profit or loss, when incurred.

At the acquisition date, other assets and liabilities are recognized at fair value, except for: (i) deferred taxes, (ii) employee benefits, and (iii) share-based payments.

The noncontrolling interests are initially measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The measurement method is chosen on a transaction-by-transaction basis. The excess of the consideration transferred, added to the portion of noncontrolling interests, over the fair value of the identifiable assets (including the concession intangible asset) and net liabilities assumed at the acquisition date are recognized as goodwill. In the event that the fair value of the identifiable assets and net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of profit or loss at the acquisition date.

3.16         Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

(ii) Subsidiaries and joint ventures

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries and joint ventures taken into consideration for purposes of consolidation and/or equity method of accounting, as applicable, are aligned with the Group's accounting policies.

In the individual (parent company) financial statements, the financial information on subsidiaries and joint ventures are accounted for under the equity method. In the consolidated financial statements, the information on joint ventures is accounted for under the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração, CPFL Eficiência Energética and CPFL Renováveis are fully consolidated into those of their subsidiaries.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Intragroup balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investees are eliminated in proportion to the Company's interest in the subsidiary, if applicable. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the CPFL Energia interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to noncontrolling interests is stated in equity and in the statements of profit or loss and comprehensive income in each year presented.

The balances of joint ventures, as well as the Company’s interest in each of them are described in note 13.4.

(iii) Acquisition of noncontrolling interests

Accounted for as transaction among shareholders. Consequently, no gain or goodwill is recognized as a result of such transaction.

3.17         New standards and interpretations

Several standards and interpretations have been issued and/or revised by the IASB and the CPC and are effective for accounting periods beginning January 1, 2019.

a)     IFRS 16 / CPC 06 (R2) - Leases

Issued on January 13, 2016, establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17 / CPC 06 (R1), including only some additional disclosure aspects. IFRS 16 / CPC 06 (R2) is effective for annual reporting periods beginning on or after January 1, 2019.

IFRS 16 introduces a single model of accounting for leases in the statement of financial position for lessees, eliminating the prior classification between finance and operating leases. The lessee shall recognize an asset relating to the right to use the leased asset and a lease liability that represents the obligation to make lease payments. Exemptions are available for short-term leases (contracts with a maximum term of 12 months) and low-value items (fair value of the identified leased asset is less than US$ 5,000).

The standard defines that a contract is or contains a lease if it conveys the right to control the use of the identified assets for a period of time for a consideration. The Company and its subsidiaries assessed the pronouncement, mainly for the lease agreements of plots of land for the wind farms of CPFL Renováveis’ indirect subsidiaries, as they presented material amounts and are long term. Due to the fact that most of these agreements present a variable compensation to the lessor based on the energy generated by each complex, IFRS 16 does not allow the recognition of the lease liability and, consequently, of the right of use related to such agreements. Regarding other agreements in which the lessor is entitled to a fixed compensation, the Group assessed the standard and concluded that there was no material impact on its adoption.

For other agreements in which the Company and/or its subsidiaries are lessees, as a result of the initial adoption of CPC 06 (R2) / IFRS 16, with respect to leases previously classified as operating leases, the amounts resulting from the right-of-use asset, as well as the lease liability, were considered immaterial and were not recorded.

b)     IFRIC 23 / ICPC 22 – Uncertainty over Tax Treatments

Issued in May 2017 in order to clarify the accounting for tax positions that may not be accepted by the tax authorities regarding to IRPJ and CSLL matters. In general lines, the main point of analysis of the interpretation refers to the probability of acceptance by the tax authorities of the tax treatment chosen by the Group.

IFRIC 23 / ICPC 22 is effective for annual reporting periods beginning on or after January 1, 2019. The Group assessed the interpretation and the impact of adopting the standard, was the reclassification of the balance of provision for tax risks related to income taxes to the line item Corporate income tax (note 22).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

3.18         New standards and interpretations not yet effective and not early adopted - revision of technical pronouncements n° 14 of the CPC (CVM resolution 836/19)

New standards and amendments to standards and IFRS interpretations were issued by the IASB and are not yet effective for the year ended December 31, 2019. The Group has not adopted these amendments in preparing these financial statements:

Definition of a business (amendment to CPC 15 (R1) / IFRS 3): this amendment clarifies the definition of ‘business’, aiming to facilitate the decision of companies on how to classify the acquisition of a set of activities and assets between a business combination or simply an acquisition of groups of assets.

Disclosure Initiative - Definition of Material (Amendments to IAS 1 / CPC 26 (R1) and IAS 8 / CPC 23):  this amendment clarifies the definition of ‘material’, aiming to help companies make a better judgment to define whether information on a particular item, transaction or other event shall be disclosed in the financial statements without substantially changing existing requirements.

Based on a preliminary assessment, Management believes that application of these amendments will not have a material effect on the disclosures and amounts recognized in its consolidated financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(4) FAIR VALUE MEASUREMENT

A few the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

The Group measures fair value as the price that would be received for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

- Property, plant and equipment, intangible assets and contract

The fair value of items of property, plant and equipment, intangible and contract asset is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future cash flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 34) and also includes the debtor's credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value through profit or loss. The methodology adopted for valuing these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is also used for establishing the distribution tariff, which is adjusted annually up to the next tariff review, based on main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original value until next tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Bank balances	2,195	2,824	450,622	422,968
Short-term financial investments	31,714	76,540	1,486,541	1,468,489
Overnight investment (a)	-	-	-	66
Private credit notes (b)	31,714	76,540	1,279,740	639,601
Investment funds (c)	-	-	206,801	828,822
Total	33,909	79,364	1,937,163	1,891,457

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in (i) Bank Certificates of Deposit (CDB) R$ 994,521 in December 31, 2019 and R$ 462,551 in December 31, 2018, (ii) secured debentures R$ 284,863 and R$ 177,050 in December 31, 2018 and (iii) leasing notes (R$ 356). All with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 94.13% of the CDI.

c)   Investments funds, with high liquidity and interest equivalent, on average, to 92.26% of the CDI.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(6) MARKETABLE SECURITIES

Consolidated
Marketable securities	December 31, 2019
Through investment funds (a)	449,786
Direct investment (b)	401,218
Total	851,004

(a)   This refers to amounts invested in government securities, Financial Bills ("LF") and Financial Treasury Bills ("LFT"), through investment fund quotas, yielding on average 99.87% of the CDI, with maturities starting in September 2020.

(b)   This refers to amounts invested in government securities and LFT, yielding on average 100% of the CDI, with maturity in September 2020.

(7) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at December 31, 2019 and 2018:

	Consolidated
	Amounts	Past due		Total
	not due	until 90 days	> 90 days	December 31, 2019	December 31, 2018
Current
Consumer classes
Residential	862,310	623,993	74,327	1,560,630	1,459,186
Industrial	338,849	77,400	87,829	504,078	480,184
Commercial	365,729	96,886	35,884	498,499	466,483
Rural	110,692	27,253	11,919	149,864	123,392
Public administration	87,233	28,149	4,007	119,389	99,051
Public lighting	66,735	6,890	5,747	79,373	77,868
Public utilities	99,803	19,536	5,317	124,655	121,840
Billed	1,931,351	880,107	225,030	3,036,488	2,828,004
Unbilled	1,230,883	-	-	1,230,883	1,158,106
Financing of consumers' debts	172,992	37,469	36,970	247,431	224,903
CCEE transactions	319,728	2,313	28,313	350,354	175,176
Concessionaires and licensees	387,444	3,838	12,346	403,628	428,361
Others	50,191	-	-	50,191	34,002
	4,092,589	923,727	302,659	5,318,975	4,848,552
Allowance for doubtful accounts				(333,396)	(300,601)
Total				4,985,578	4,547,951

Noncurrent
Financing of consumers' debts	179,045	-	-	179,045	196,635
Free energy	6,739	-	-	6,739	6,360
CCEE transactions	221,382	305,901	-	527,284	549,800
	407,166	305,901	-	713,068	752,795

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, by pledging the bank accounts through which their ICMS (VAT) revenue is received.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Electric Energy Commercialization Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the spot market. The noncurrent amounts mainly comprise: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary decisions) in the accounting processes for the period from September 2000 to December 2002; (ii) provisional accounting entries established by the CCEE; and (iii) opening balances due to the CCEE temporary situation in function of injunctions from generating companies due to the hydrological scenario and its financial impacts over free market. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no allowance was recognized for these transactions.

Concessionaires and licensees - Refer basically to receivables for the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected credit loss (ECL), adopting the simplified method of recognizing, based on the history and future probability of default. The allowance methodology is detailed in note 35.(e).

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other assets (note 12)	Total
At December 31, 2017	(266,876)	(29,379)	(296,255)
Allowance - reversal (recognition) net	(277,802)	1,419	(276,383)
Recovery of revenue	107,122	-	107,122
Effects on first adoption of IFRS 9 / CPC 48	(72,687)	(738)	(73,426)
Write-off of accrued receivables	209,641	-	209,641
At December 31, 2018	(300,601)	(28,698)	(329,299)
Allowance - reversal (recognition) net	(433,224)	(320)	(433,543)
Recovery of revenue	200,046	73	200,119
Write-off of accrued receivables	200,382	(73)	200,309
At December 31, 2019	(333,396)	(29,019)	(362,415)

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(8) TAXES RECOVERABLE

	Parent company		Consolidated
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Current
Prepayments of social contribution – CSLL	-	-	5,088	12,373
Prepayments of income tax - IRPJ	-	49	12,522	36,972
Income tax and social contribution to be offset	78	9,392	70,088	74,395
Income tax and social contribution recoverable	78	9,441	87,698	123,739

Withholding income tax - IRRF on interest on capital	40,099	7,909	40,432	8,163
Withholding income tax - IRRF	18,847	346	80,499	92,210
State VAT - ICMS to be offset	-	-	144,415	125,669
Social Integration Program - PIS	-	65	10,958	9,970
Contribution for Social Security Funding - COFINS	-	326	51,084	46,741
Others	-	-	4,039	4,764
Other taxes to be recoverable	58,947	8,646	331,428	287,517

Total current	59,025	18,087	419,126	411,256

Noncurrent
Social contribution to be offset - CSLL	-	-	65,589	62,458
Income tax to be offset - IRPJ	-	-	35,939	5,508
Income tax and social contribution recoverable	-	-	101,528	67,966

State VAT - ICMS to be offset	-	-	191,523	174,596
Social Integration Program - PIS	-	-	30,987	1,060
Contribution for Social Security Funding - COFINS	-	-	142,779	4,885
Others	-	-	5,306	5,185
Other taxes to be recoverable	-	-	370,595	185,725

Total noncurrent	-	-	472,123	253,691

Withholding income tax - IRRF – Relates mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, it refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the authorization for utilization of credit from the Federal Revenue in order to carry out its subsequent offset.

State VAT - ICMS to be offset – In noncurrent, it refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

Exclusion of ICMS from the PIS and COFINS tax base

A few subsidiaries of the Group are parties to several pending legal proceedings involving the Brazilian federal government that address the exclusion of ICMS amounts from the PIS and COFINS tax base, as well as the Group subsidiaries’ rights to receive refunds of other amounts previously paid. In 2019, CPFL Santa Cruz (related to the original lawsuit presented by four merged companies - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) received a favorable final judicial decision on these matters, which is not subject to further appeal. As a result, CPFL Santa Cruz recognized a tax credit of R$ 166,870 using the calculation method in accordance with the “Federal Revenue Orientation 13/2018”. Based on advice of external legal counsel, the Group understands that amounts received as tax credits by its distribution subsidiaries and will need to be refunded to consumers as soon the Brazilian Federal Revenue approves such tax credits as compensation payable to affected consumers. The Group is still discussing with its external legal advisors the relevant time period applicable to calculating the refunds of tax credits to consumers, which may be for a period of three, five or ten years . On 2019, CPFL Santa Cruz recognized a liability related to tax credits that need to be refunded for the maximum period of 10 years.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

As a result, for the year ended December 31, 2019, CPFL Santa Cruz recognized  an increase of R$ 167,777 as “Taxes Recoverable”, against R$ 132,607 of increase in “Other Payable – Consumers” and a reduction of R$ 34,495 as “Deduction from operating revenues – PIS and COFINS” financial adjustment of R$ 675. No other amounts have been recognized as the other Group subsidiaries await final decisions in their respective legal proceedings.

(9) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the year are as follows:

	Consolidated
	At December 31, 2018			Operating revenue		Finance income or expense	At December 31, 2019
				(note 27)		(note 30)
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Deferred	Approved	Total
Parcel "A"	1,306,751	592,281	1,899,031	753,571	(1,367,194)	103,815	891,247	497,977	1,389,225
CVA (*)
CDE (**)	208,156	(7,275)	200,881	50,609	(149,085)	16,954	1,277	118,083	119,360
Electric energy cost	586,027	634,599	1,220,626	130,313	(925,376)	49,173	294,291	180,446	474,737
ESS and EER (***)	(562,800)	(450,230)	(1,013,030)	(441,381)	857,459	(45,704)	(341,381)	(301,275)	(642,656)
Proinfa	246	3,129	3,375	43,537	(24,907)	2,236	881	23,361	24,242
Basic network charges	36,256	23,526	59,782	180,488	(55,344)	3,728	180,686	7,967	188,654
Pass-through from Itaipu	1,141,254	465,184	1,606,438	902,954	(1,200,945)	82,886	848,587	542,747	1,391,334
Transmission from Itaipu	31,784	12,439	44,222	37,098	(35,857)	2,575	29,275	18,763	48,038
Neutrality of sector charges	(40,763)	(8,370)	(49,133)	(42,280)	67,696	(971)	9,636	(34,324)	(24,688)
Overcontracting	(93,409)	(80,721)	(174,130)	(107,768)	99,164	(7,062)	(132,005)	(57,791)	(189,796)
Other financial components	(275,550)	(115,325)	(390,875)	(86,443)	97,605	(15,737)	(285,566)	(109,885)	(395,451)

Total	1,031,201	476,956	1,508,156	667,128	(1,269,589)	88,079	605,681	388,092	993,775

Current assets			1,330,981						1,093,588
Noncurrent assets			223,880						2,748
Current liabilities			-						-
Noncurrent liabilities			(46,703)						(102,561)

(*)        Deferred tariff costs and gains variations from Parcel “A” items

(**)       Energy Development Account – CDE

(***)     System Service Charge (ESS) and Reserve Energy Charge (EER)

CVA

Refers to the variations of the Parcel A account, in accordance with note 3.14. These amounts are adjusted based on the SELIC rate and are compensated in the subsequent tariff processes.

Neutrality of sector charges

This refers to the neutrality of the sector charges contained in the electric energy tariffs, calculating the monthly differences between the amounts billed relating to such charges and the respective amounts considered at the time the distributors’ tariff was set.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Overcontracting

Electric energy distribution concessionaires are required to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. It is also assured to the distribution concessionaires that costs or revenues derived from energy surplus will be passed through the tariffs, limited to 5% of the energy load requirement. These amounts are adjusted based on SELIC rate and are compensated in the subsequent tariff processes.

Other financial components

Refers mainly to: (i) excess demand and excess reactive power that, will be amortized upon the approval of the periodic tariff review cycles; (ii) recalculations of the tariff processes and (iii) tariff effect arising from the bilateral agreement between the parties signatories of the Power Trading Chamber in the Regulated Environment – CCEAR, and (iv) financial guarantees for energy contracts.

(10) DEFERRED TAX ASSETS AND LIABILITIES

10.1         Breakdown of tax assets and liabilities

	Parent company		Consolidated
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Social contribution credit/(debit)
Tax losses carryforwards	22,174	29,750	124,852	137,577
Tax benefit of merged intangible	-	-	89,511	97,288
Temporarily nondeductible differences	553	(355)	(218,616)	(292,257)
Subtotal	22,727	29,395	(4,254)	(57,392)

Income tax credit / (debit)
Tax losses carryforwards	61,209	84,113	345,462	382,359
Tax benefit of merged intangible	-	-	288,754	315,189
Temporarily nondeductible/taxable differences	1,537	(986)	(602,934)	(809,917)
Subtotal	62,747	83,127	31,282	(112,369)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(10,380)	(10,086)

Total	85,474	112,522	16,647	(179,847)

Total tax credit	85,474	112,522	1,064,716	956,380
Total tax debit	-	-	(1,048,069)	(1,136,227)

10.2  Tax benefit of merged intangible asset

Refers to the tax benefit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated financial statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 15.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	Consolidated
	December 31, 2019		December 31, 2018
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	36,620	101,723	41,246	114,572
CPFL Piratininga	9,145	31,385	10,180	34,938
RGE Sul (RGE)	43,746	144,878	45,863	153,618
CPFL Geração	-	10,769	-	12,061
Total	89,511	288,754	97,288	315,189

10.3  Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	December 31, 2019			December 31, 2018
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	41,817	116,158	-	57,635	160,096	-
Private pension fund	4,006	11,127	-	2,913	8,093	-
Allowance for doubtful accounts	33,288	92,466	-	30,316	84,211	-
Free energy supply	9,632	26,756	-	9,166	25,462	-
Research and development and energy efficiency programs	33,289	92,468	-	27,506	76,405	-
Personnel-related provisions	6,225	17,293	-	5,208	14,467	-
Depreciation rate difference	4,097	11,380	-	4,764	13,235	-
Derivatives	(46,344)	(128,733)	-	(58,698)	(163,051)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(5,352)	(14,867)	-	(6,399)	(17,775)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(171,599)	(476,664)	-	(148,561)	(410,608)	-
Actuarial losses (IFRS/CPC)	25,567	71,020	-	26,001	72,223	-
Fair value measurement - derivatives	(8,670)	(24,082)	-	2,711	7,532	-
Fair value measurement - debts	9,440	26,222	-	(1,854)	(5,147)	-
Others	(28,477)	(77,238)	(10,380)	(18,030)	(50,236)	(10,086)
Temporarily nondeductible/taxable differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(45,568)	(126,578)	-	(48,806)	(135,572)	-
Actuarial losses (IFRS/CPC)	137,853	382,925	-	58,071	161,307	-
Fair value measurement - derivatives	(318)	(883)	-	(89)	(247)	-
Fair value measurement - debts	(6,638)	(18,439)	-	(6,683)	(18,567)	-
Temporarily nondeductible/taxable differences - business combination - CPFL Renováveis
Deferred taxes - asset:
Provision for tax, civil and labor risks	10,748	29,855	-	11,620	32,277	-
Fair value of property, plant and equipment (negative value added of assets)	18,344	50,955	-	19,817	55,047	-
Deferred taxes - liability:
Value added derived from determination of demed cost	(19,177)	(53,270)	-	(24,690)	(68,584)	-
Intangible asset - exploration right/authorization	(216,651)	(601,809)	-	(227,199)	(631,106)	-
Other temporary differences	(4,128)	(8,995)	-	(6,976)	(19,379)	-
Total	(218,616)	(602,934)	(10,380)	(292,257)	(809,917)	(10,086)

10.4  Expected period of recovery

The expected period of recovery of the deferred tax assets recorded in noncurrent assets derived from temporarily nondeductible / taxable differences and tax benefit of merged intangible assets is based on the average period of realization of each item included in deferred assets, and tax loss carryforwards are based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. They are comprised as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Expectations of Recovery	Consolidated

2020	265,942
2021	247,722
2022	213,155
2023	174,733
2024	154,993
2025 a 2027	848,256
2028 a 2030	171,811
2031 a 2033	15,139
Total	2,091,751

10.5  Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for 2019 and 2018:

	Parent company
	2019		2019
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	2,825,333	2,825,333	2,179,615	2,179,615
Adjustments to reflect effective rate:
Equity in subsidiaries, associates and joint ventures	(2,827,718)	(2,827,718)	(2,250,835)	(2,250,835)
Amortization of intangible asset acquired	(13,528)	-	(13,528)	-
Interest on capital income	345,484	345,484	424,892	424,892
Other permanent additions (exclusions), net	12,959	24,239	14,840	22,449
Tax base	342,530	367,338	354,984	376,121
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(30,828)	(91,834)	(31,949)	(94,030)
Recorded (unrecognizad) Tax credit, net	-	-	1,134	3,270
Total	(30,828)	(91,835)	(30,814)	(90,760)

Current	(17,677)	(53,445)	(22,401)	(65,916)
Deferred	(13,151)	(38,390)	(8,413)	(24,844)

	Consolidated
	2019		2018
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	3,986,293	3,986,293	2,939,977	2,939,977
Reconciliation to reflect effective rate:
Equity in subsidiaries	(349,090)	(349,090)	(334,198)	(334,198)
Amortization of intangible asset acquired	48,649	62,756	48,649	62,756
Effect of presumed profit system	(383,968)	(444,168)	(242,700)	(289,923)
Adjustment of revenue from excess demand and excess reactive power	162,438	162,438	153,302	153,302
Interest on capital income	-	-	-	(52,336)
Other permanent additions (exclusions), net	103,889	50,343	101,581	87,162
Tax base	3,568,211	3,468,572	2,666,611	2,566,740
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(321,139)	(867,143)	(239,995)	(641,685)
Recorded (unrecognizad) Tax credit, net	(12,903)	(29,148)	26,323	81,375
Provision for tax risks	(2,570)	(5,097)	-	-
Total	(336,610)	(901,386)	(213,673)	(560,310)

Current	(303,332)	(804,994)	(227,464)	(578,381)
Deferred	(33,279)	(96,392)	13,791	18,071

Amortization of intangible asset acquired – Refers to the permanent nondeductible portion of amortization of intangible assets derived from the acquisition of investees. In the parent company, these amounts are classified in the line item of equity in subsidiaries, in conformity with ICPC 09 (R2) (note 13).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Recognized (unrecognized) tax credit, net - the recognized tax credit refers to the amount of tax credit on tax loss carryforwards recorded as a result of review of projections of future profits. The unrecognized tax credit refers to losses generated for which currently is not probable that enough future taxable profits will be generated to absorb them.

Deferred income tax and social contribution expense recognized in profit or loss of R$ 129,671 (income of R$ 31,863 in 2018) refers to (i) tax loss carryforwards (expense of R$ 49,703 in 2019 and income of R$ 112,491 in 2018); (ii) tax benefit of the merged goodwill (expense of R$ 34,212 in 2019 and R$ 34,850 in 2018) and (iii) temporary differences (expense of R$ 45,257 in 2019 and R$ 45,778 in 2018).

10.6  Deferred income tax and social contribution recognized directly in equity

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2019 and 2018 were as follows:

	Consolidated
	2019		2018
	Social Contribution	Income tax	Social Contribution	Income tax
Actuarial losses (gains)	1,122,747	1,122,747	313,243	313,243
Limits on the asset ceiling	44,058	44,058	6,617	6,617
Basis of calculation	1,166,805	1,166,805	319,860	319,860
Statutory rate	9%	25%	9%	25%
Calculated taxes	(105,012)	(291,701)	(28,786)	(79,964)
Limitation on recognition (reversal) of tax credits	25,229	70,080	7,325	20,347
Taxes recognized in other comprehensive income on actuarial losses	(79,783)	(221,621)	(21,461)	(59,617)

Credit risk fair value measurement of financial liabilities	1,662	1,662	(78,953)	(78,953)
Deemed cost of property, plant and equipment	38,897	38,897	38,057	38,057
Subtotal	40,559	40,559	(40,896)	(40,896)
Statutory rate	9%	25%	9%	25%
Calculated taxes	(3,650)	(10,140)	3,681	10,224

Total taxes recognized in other comprehensive income	(83,434)	(231,760)	(17,780)	(49,393)

10.7  Unrecognized tax credits

As of December 31, 2019, the parent company has tax credits on tax loss carryforwards that were not recognized amounting to R$ 82,573 since at present there is no reasonable assurance of the generation of future taxable profits. This amount can be recognized in the future, according to the annual reviews of taxable profit projections.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently rather is no reasonable assurance that enough future taxable profits will be generated to absorb them. At December 31, 2019, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 748,435), RGE Sul (R$ 71,894), Sul Geradora (R$ 72,711), CPFL Telecom (R$ 32,978), CPFL Serviços (R$ 6,188) and Jaguari Geração (R$ 2,467). These tax losses can be carried forward indefinitely.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(11) CONCESSION FINANCIAL ASSET

	Distribution	Transmition	Consolidated
At December 31, 2017	6,330,681	238,723	6,569,404
Current	-	23,736	23,736
Noncurrent	6,330,681	214,987	6,545,668
Transfer - contract asset	836,516	-	836,516
Transfer - intangible asset	(52,803)	-	(52,803)
Fair value adjustment	362,073	-	362,073
Disposals	(46,318)	-	(46,318)
Adoption IFRS 15 / CPC 47	-	(238,723)	(238,723)

At December 31, 2018	7,430,149	-	7,430,149
Noncurrent	7,430,149	-	7,430,149
Transfer - contract asset	1,090,393	-	1,090,393
Transfer - intangible asset	(3,502)	-	(3,502)
Fair value adjustment	296,037	-	296,037
Disposals	(33,361)	-	(33,361)
At December 31, 2019	8,779,717	-	8,779,717
Noncurrent	8,779,717	-	8,779,717

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors to receive cash by compensation upon the return of the assets to the granting authority at the end of the concession, measured at fair value.

According to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance at fair value (new replacement value – “VNR” – note 4) is recognized as a balancing item to the operating income account (note 27) in the statement of profit or loss for the year.

At 2019, the balance of write-offs of R$ 33,361 (R$ 46,318 at 2018) refers to the write-off of the adjustment related to the asset in the amount of R$ 15,404 (R$ 17,058 at 2018) and the write-off of the asset of R$ 17,957 (R$ 29,260 at 2018).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(12) OTHER ASSETS

	Consolidated
	Current		Noncurrent
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Advances - Fundação CESP	13,562	3,929	6,797	6,797
Advances to suppliers	43,587	4,031	-	-
Pledges, funds and restricted deposits	1,431	77,442	569,733	524,461
Orders in progress	130,954	142,708	9,448	6,844
Services rendered to third parties	23,388	9,281	-	-
Energy pre-purchase agreements	-	-	10,432	25,390
Prepaid expenses	76,756	172,155	4,608	6,367
GSF renegotiation	6,488	13,701	-	5,782
Receivables - CDE	147,470	183,710	-	-
Advances to employees	20,640	22,287	-	-
Contract asset of transmission	-	23,535	-	226,117
Others	212,904	186,923	135,000	125,681
(-) Allowance for doubtful debts (note 7)	(29,019)	(28,698)	-	-
Total	648,161	811,005	736,019	927,440

Pledges, funds and restricted deposits: refer to guarantees offered for transactions conducted in the CCEE and investments required by the subsidiaries’ loans agreements.

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency (“PEE”) and Research and Development programs (“P&D”). Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 24).

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 16,944 (R$ 12,536 at December 31, 2018), (ii) other tariff discounts granted to consumers amounting to R$ 130,516  (R$ 170,858 at December 31, 2018), and (iii) tariff discounts – court injunctions amounting to R$ 9 (R$ 317 at December 31, 2018).

(13) INVESTMENTS

	Parent company		Consolidated
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Equity method
By equity method of the subsidiary and joint venture	11,741,300	9,088,049	988,516	970,302
Advances for future capital increases	14,160	82,395	-	-
Subtotal	11,755,460	9,170,444	988,516	970,302
Fair value of assets, net	565,617	639,640	9,481	10,060
Goodwill	6,054	6,054	-	-
Total	12,327,132	9,816,139	997,997	980,362

At December 31, 2019, the advance for future capital increase refers to advances mainly to the subsidiaries CPFL Eficiência. At December 31, 2018, the advance for future capital increase refers to advances mainly to the subsidiaryCPFL Eficiência (R$ 42,400) and CPFL Serviços (R$ 39,900).

13.1         Equity interests – equity method

The main information on investments in direct equity interests is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	December 31, 2019				December 31, 2019	December 31, 2018	2019	2018
Investment	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	10,917,071	1,308,373	1,522,421	837,604	1,522,421	1,910,866	837,604	649,516
CPFL Piratininga	4,073,042	249,321	564,024	281,634	564,024	516,235	281,634	182,654
CPFL Santa Cruz	1,463,945	170,413	465,625	101,228	465,625	392,040	101,228	81,191
RGE	-	-	-	-	-	-	-	232,731
RGE Sul (RGE)	9,997,093	2,809,820	4,000,469	614,109	3,489,745	3,286,587	559,783	255,854
CPFL Geração	5,401,315	1,043,922	3,068,752	862,726	3,068,752	2,625,465	862,726	766,451
CPFL Renováveis (*)	8,662,437	3,698,060	4,544,433	96,628	2,125,023	-	52,388	-
CPFL Jaguari Geração	68,518	40,108	58,310	9,849	58,310	58,656	9,849	13,592
CPFL Brasil	1,394,345	3,000	86,651	109,090	86,651	72,680	109,090	91,502
CPFL Planalto	6,706	630	6,466	4,022	6,466	2,444	4,022	3,567
CPFL Serviços	238,200	120,929	131,181	13,445	131,181	120,929	13,445	(24,076)
CPFL Atende	31,513	13,991	24,296	11,266	24,296	19,363	11,266	9,527
CPFL Infra (**)	20,598	38	14,025	17,643	14,025	16,558	17,643	19,087
CPFL Pessoas (**)	7,260	811	4,517	2,047	4,517	-	2,047	-
CPFL Finanças (**)	9,123	385	5,566	3,982	5,566	-	3,982	-
CPFL Supre (**)	5,432	826	3,267	1,232	3,267	-	1,232	-
CPFL Total	39,793	9,005	35,348	25,665	35,348	19,953	25,665	21,690
CPFL Telecom	4,381	1,928	4,188	113	4,188	5,465	113	4,442
CPFL Centrais Geradoras	19,746	16,128	16,020	22	16,020	15,998	22	618
CPFL Eficiência	143,512	76,073	118,189	(3,835)	118,189	85,744	(3,835)	(11,908)
AUTHI	23,473	10	11,846	11,836	11,846	21,463	11,836	28,604
Subtotal - by subsidiary's equity					11,755,460	9,170,444	2,901,740	2,325,042
Amortization of fair value adjustment of assets					-	-	(74,023)	(74,207)
Total					11,755,460	9,170,444	2,827,719	2,250,835

Investment					11,741,300	9,088,049
Advances for future capital increases					14,160	82,395

(*) See Note 1.H
(**) Corporate restructuring (spin-off). See Note 1.g

Asset surplus (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the asset surplus (value added) of net assets of R$ 74,023 (R$ 74,207 at December 2018) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for years of 2019 and 2018 are as follows:

Investment	Investment at December 31, 2017	Capital increase	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Effects on first adoption of IFRS 9 / CPC 48	Dividend and Interest on capital	Advances for future capital increases/ Others	Corporate restructuring (Note 13.5)	Investment at December 31, 2018
CPFL Paulista	1,370,403	350,000	649,516	(168,019)	(18,453)	(272,581)	-	-	1,910,866
CPFL Piratininga	461,059	-	182,654	(43,507)	(11,996)	(71,975)	-	-	516,235
CPFL Santa Cruz	340,463	-	81,191	1,376	(1,556)	(29,433)	-	-	392,040
RGE	1,680,334	-	232,731	(2,135)	(7,148)	-	-	(1,903,782)	-
RGE Sul (RGE)	1,228,317	-	255,854	562	(7,121)	(98,763)	9	1,907,728	3,286,587
CPFL Geração	2,354,115	-	766,451	(6,220)	-	(490,124)	1,243	-	2,625,465
CPFL Jaguari Geração	50,970	-	13,592	-	-	(5,906)	-	-	58,656
CPFL Brasil	96,093	-	91,502	(2,873)	(2,187)	(93,717)	-	(16,138)	72,680
CPFL Planalto	3,293	-	3,567	-	-	(4,417)	-	-	2,444
CPFL Serviços	105,105	-	(24,076)	-	-	-	39,900	-	120,929
CPFL Atende	19,338	-	9,527	-	-	(9,501)	-	-	19,363
Nect	15,515	-	19,087	-	-	(18,044)	-	-	16,558
CPFL Total	20,624	-	21,690	-	-	(22,361)	-	-	19,953
CPFL Telecom	2,018	33,360	4,442	-	-	(1,111)	(33,245)	-	5,465
CPFL Centrais Geradoras	16,177	-	618	-	-	(798)	-	-	15,998
CPFL Eficiência	55,252	-	(11,908)	-	-	-	42,400	-	85,744
AUTHI	18,694	-	28,604	-	-	(25,835)	-	-	21,463
	7,837,770	383,360	2,325,042	(220,816)	(48,461)	(1,144,566)	50,307	(12,192)	9,170,444

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Investment	Investment at December 31, 2018	Capital increase/ payment of capital	Share of profit (loss) of investees	Other comprehensive income	Dividend and Interest on capital	Advances for future capital increases	Others	Investment at December 31, 2019
CPFL Paulista	1,910,866	-	837,604	(609,470)	(616,579)	-	-	1,522,421
CPFL Piratininga	516,235	-	281,634	(160,197)	(73,647)	-	-	564,024
CPFL Santa Cruz	392,040	-	101,228	28	(27,671)	-	-	465,625
RGE Sul (RGE)	3,286,587	-	559,783	(68,062)	(288,563)	-	-	3,489,745
CPFL Geração	2,625,465	-	862,726	(19,373)	(324,769)	-	(75,298)	3,068,752
CPFL Renováveis	-	-	52,388	-	-	-	2,072,635	2,125,023
CPFL Jaguari Geração	58,656	-	9,849	-	(10,194)	-	-	58,310
CPFL Brasil	72,680	-	109,090	(9,425)	(85,693)	-	-	86,651
CPFL Planalto	2,444	-	4,022	-	-	-	-	6,466
CPFL Serviços	120,929	39,900	13,445	-	(3,193)	(39,900)	-	131,181
CPFL Atende	19,363	-	11,266	-	(6,334)	-	-	24,296
CPFL Infra	16,558	-	17,643	-	(14,087)	-	(6,089)	14,025
CPFL Pessoas	-	-	2,047	-	-	-	2,470	4,517
CPFL Finanças	-	-	3,982	-	-	-	1,584	5,566
CPFL Supre	-	-	1,232	-	-	-	2,035	3,267
CPFL Total	19,953	-	25,665	-	(10,270)	-	-	35,348
CPFL Telecom	5,465	95	113	-	(1,389)	(95)	-	4,188
CPFL Centrais Geradoras	15,998	-	22	-	-	-	-	16,020
CPFL Eficiência	85,744	42,400	(3,835)	-	22,120	(28,240)	-	118,189
AUTHI	21,463	-	11,836		(21,453)		-	11,846
	9,170,444	82,395	2,901,740	(866,498)	(1,461,722)	(68,235)	1,997,337	11,755,460

(1) Decrease in equity interest without change of control, relating to capital increase through capitalization of Advance for Future Capital Increase (AFCI) by subsidiary CPFL Geração at subsidiary CPFL Renováveis in the first half of 2019. For being a transaction between owners, it was recorded with a balancing item in equity.;

(2) Acquisition, by the Company, of additional equity interest od 46.76% of the subsidiary CPFL Renováveis (note 1.c);

(3) Corporate reorganization  (note 1.g )

 In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	December 31, 2019	December 31, 2018	2019	2018
	Share of equity		Share of profit (loss)

Baesa	156,185	175,189	750	791
Enercan	207,868	175,122	123,240	101,392
Chapecoense	381,219	378,558	140,949	127,250
EPASA	243,244	241,433	84,730	105,343
Fair value adjustments of assets, net	9,481	10,060	(579)	(579)
	997,997	980,362	349,090	334,198

13.2         Fair value adjustments and goodwill

Fair value adjustments  refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the financial statements, these amounts are classified as Intangible Assets (note 15).

13.3         Dividends and interest on capital receivable

At December 31, 2019 and 2018, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
CPFL Paulista	504,789	92,596	115,928	110,214	620,717	202,810
CPFL Piratininga	32,172	6,226	35,254	31,708	67,426	37,934
CPFL Santa Cruz	-	-	39,728	19,160	39,728	19,160
CPFL Jaguari	3,473	-	-	-	3,473	-
RGE Sul (RGE)	-	26,795	-	94,312	-	121,107
CPFL Geração	-	71,099	53,937	102,436	53,937	173,535
CPFL Centrais Geradoras	815	815	-	-	815	815
CPFL Jaguari Geração	10,194	3,398	-	-	10,194	3,398
CPFL Brasil	-	111,083	1,200	2,451	1,200	113,534
CPFL Atende	-	-	343	876	343	876
CPFL Telecom	-	1,111	-	-	-	1,111
CPFL Eficiência	2,630	12,195	2,550	15,104	5,179	27,299
AUTHI	10,000	151	-	-	10,000	151
	567,266	325,469	248,940	376,261	816,205	701,731

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 100,297 at December 31, 2019 and R$ 100,182 at December 31, 2018 related basically to joint ventures.

After resolutions of the AGMs/EGMs of its subsidiaries, the Company recognized in 2019 R$ 598,534 relating to dividends and interest on capital for 2018. In addition, the subsidiaries declared in 2019 (i) R$ 471,984 relating to interim dividends on the interim results for 2019, (ii) interest on capital on the results for 2019 of R$ 293,661 and (iii) R$ 121,841 relating to minimum mandatory dividend for 2019.

From the amounts recognized as receivables, R$ 1,295,427 were paid to the Company by subsidiaries in 2019.

13.4         Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

13.4.1     Movements in noncontrolling interests

	CERAN	CPFL Renováveis		Paulista Lajeado	Total
At December 31, 2017	86,031	2,058,079		80,707	2,224,816
Equity Interests and voting capital	35.00%	48.40%		40.07%

Equity attributable to noncontrolling interests	34,731	62,470		10,754	107,955
Dividends	(44,314)	(13,511)		(10,860)	(68,685)
Other movements	-	5,656		(108)	5,548
At December 31, 2018	76,448	2,112,693		80,493	2,269,634
Equity interest and voting capital	35.00%	48.44%		40.07%
					-
Equity attributable to noncontrolling interests	36,914	950		7,762	45,625
Gain (loss) on interest in subsidiaries with no change in control	-	75,298		-	75,298
Acquisition of noncontrolling interest	-	(2,072,635)	(1)	-	(2,072,635)
Dividends	(9,228)	(11,895)		(7,986)	(29,109)
Other movements	-	122		(77)	45
At December 31, 2019	104,134	104,532		80,191	288,857
Equity Interests and voting capital	35.00%	0.06%		40.07%

(1) Refers to acquisition of 46.76% interest in subsidiary CPFL Renováveis by the Company from the controlling shareholder State Grid.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

13.4.2     Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at December 31, 2019 and 2018, is as follows:

	December 31, 2019			December 31, 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	78,836	1,312,372	19,734	80,367	1,330,819	15,499
Cash and cash equivalents	33,140	412,579	9,564	32,729	876,571	5,687
Noncurrent assets	751,546	10,496,351	141,185	799,390	10,845,036	144,863

Current liabilities	215,198	1,545,741	35,374	246,482	1,396,120	33,883
Borrowings and debentures	106,128	617,030	-	106,555	819,993	-
Other financial liabilities	13,256	430,257	250	13,406	7,670	282
Noncurrent liabilities	317,660	5,616,562	782	414,852	6,528,563	1,033
Borrowings and debentures	211,051	4,387,676	-	316,581	4,738,841	-
Other financial liabilities	91,181	-	-	89,965	-	-
Equity	297,523	4,646,421	124,763	218,423	4,251,172	125,446
Equity attributable to owners of the Company	297,523	4,544,434	124,763	218,423	4,147,795	125,446
Equity attributable to noncontrolling interests	-	101,987	-	-	103,377	-

	2019			2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	339,041	1,928,011	42,206	333,289	1,936,319	52,510
Operacional costs and expenses	(102,685)	(724,479)	(25,224)	(95,321)	(727,557)	(26,115)
Depreciation and amortization	(43,033)	(645,722)	(4)	(41,378)	(623,106)	(4)
Interest income	4,821	73,216	679	6,191	93,076	691
Interest expense	(39,623)	(420,775)	-	(53,629)	(517,403)	(614)
Income tax expense	(52,197)	(47,152)	(2,814)	(48,239)	37,276	(3,145)
Profit (loss) for the year	105,468	107,024	19,370	99,230	118,805	26,838
Attributable to owners of the Company	105,468	96,628	19,370	99,230	109,264	26,838
Attributable to noncontrolling interests	-	10,396	-	-	9,542	-

13.4.3     Joint ventures

The summarized financial information on joint ventures at December 31, 2019 and December 31, 2018, is as follows:

	December 31, 2019				December 31, 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	219,117	66,863	379,359	294,877	208,326	68,956	345,737	327,084
Cash and cash equivalents	77,290	18,315	240,645	96,130	66,519	17,425	184,002	18,269
Noncurrent assets	982,032	915,379	2,472,085	470,864	1,033,320	966,664	2,604,162	502,618

Current liabilities	390,817	72,383	451,803	93,512	385,271	50,639	424,635	152,168
Borrowings and debentures	133,548	-	138,759	35,660	137,225	-	138,706	34,473
Other financial liabilities	7,131	35,944	75,668	1,416	5,869	34,832	74,156	1,346
Noncurrent liabilities	383,699	285,269	1,652,152	216,233	496,953	284,391	1,782,993	224,933
Borrowings and debentures	255,756	-	913,308	115,842	383,358	-	1,045,402	151,964
Other financial liabilities	25,513	271,267	731,113	-	26,936	272,079	734,630	-
Equity	426,632	624,591	747,489	455,996	359,422	700,590	742,271	452,601

	2019				2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	650,900	286,378	881,458	560,203	591,875	321,142	863,861	840,005
Operacional costs and expenses	(192,780)	(201,494)	(195,973)	(319,024)	(188,756)	(214,448)	(191,749)	(562,097)
Depreciation and amortization	(49,110)	(50,832)	(124,244)	(34,690)	(50,051)	(50,609)	(117,858)	(34,525)
Interest income	5,573	1,850	16,309	3,990	4,793	4,176	15,729	5,106
Interest expense	(33,399)	(31,533)	(163,977)	(13,972)	(46,042)	(53,946)	(191,818)	(17,491)
Income tax and social contribution expenses	(126,313)	(1,124)	(136,830)	(38,983)	(101,484)	(1,229)	(124,284)	(38,740)
Profit (loss) for the period	252,941	2,999	276,370	158,839	208,100	3,164	249,510	197,481
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração jointly controls these investments with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from BNDES obtained by the joint venture  Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of BNDES.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

13.4.4     Joint ventures operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goiás State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028.

13.5         Corporate restructurings in 2019

Share purchase of CPFL Renováveis

Partial spin-off of Nect

On September 30, 2019, the partial spin-off of Nect Serviços Administrativos de Infraestrutura Ltda. - “CPFL Infra” (formerly Nect Serviços Administrativos Ltda.) into four specific business segments (Supplies, Human Resources, Financial Services and Infrastructure) was approved, together with the merger of the spun-off portion into the three new companies; namely, CPFL Supre, CPFL Finanças and CPFL Pessoas. The purpose of the transaction is to improve the quality of services provided by the company, through greater specialization in its activities. The net assets in this transaction were appraised at R$16,746 and did not have any effect on the consolidated financial statements of the group or result in any change in the equity interest of the companies.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(14)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2017	168,494	1,319,257	1,094,777	6,870,389	75,771	7,245	251,192	9,787,125
Historical cost	207,365	2,066,850	1,652,178	9,693,512	122,540	22,026	251,192	14,015,662
Accumulated depreciation	(38,870)	(747,593)	(557,400)	(2,823,123)	(46,769)	(14,782)	-	(4,228,537)

Additions	-	-	-	-	-	-	296,165	296,165
Disposals	(8)	-	(7,908)	(16,434)	(3,517)	(31)	(8,478)	(36,376)
Transfers	20,181	151,754	41,464	101,468	12,250	793	(327,908)	-
Transfers to/from other assets - cost	(2,755)	-	(100,720)	106,775	-	6	(6,584)	(3,279)
Depreciation	(8,082)	(79,237)	(61,540)	(432,524)	(19,402)	(546)	-	(601,329)
Write-off of depreciation	2	-	-	8,180	2,032	44	-	10,259
Transfers from/to other assets - depreciation	(994)	-	20,714	(22,706)	(2)	-	-	(2,987)
Others	-	-	15	645	-	-	6,373	7,033

At December 31, 2018	176,839	1,391,775	986,800	6,615,793	67,135	7,512	210,760	9,456,614
Historical cost	224,783	2,218,604	1,585,723	9,905,396	131,549	23,039	210,760	14,299,854
Accumulated depreciation	(47,944)	(826,829)	(598,923)	(3,289,603)	(64,415)	(15,527)	-	(4,843,240)

Additions	-	-	-	-	-	-	301,459	301,459
Disposals	-	(5)	(31,080)	(31,033)	(33,045)	-	(8)	(95,171)
Transfers	603	15,882	51,413	111,804	7,358	449	(187,510)	-
Transfers from/to other assets - cost	(1,333)	(8,249)	(6,952)	12,987	-	(40)	1,924	(1,662)
Depreciation	(8,880)	(84,660)	(61,634)	(446,046)	(17,156)	(851)	-	(619,228)
Write-off of depreciation	-	5	2,231	17,616	21,846	-	-	41,698

At December 31, 2019	167,228	1,314,749	940,779	6,281,123	46,136	7,070	326,625	9,083,710
Historical cost	224,053	2,226,232	1,599,104	9,999,155	105,863	23,447	326,625	14,504,478
Accumulated depreciation	(56,825)	(911,483)	(658,325)	(3,718,031)	(59,727)	(16,377)	-	(5,420,768)

Average depreciation rate 2018	3.86%	3.65%	3.96%	4.45%	13.89%	3.70%
Average depreciation rate 2019	3.86%	3.89%	3.94%	4.54%	13.77%	5.80%

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 248,018 at December 31, 2019 (R$ 139,614  at December 31, 2018).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, for the year of 2019 there were no capitalizations, in 2018 R$ 10,591 were capitalized at a rate of 8.74% p.a..

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization”.

At December 31, 2019, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 18, is approximately R$ 3,957,132, mainly relating to the subsidiary CPFL Renováveis (R$ 3,908,099).

14.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors. For 2019 and 2018 no provision for impairment was required.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(15) INTANGIBLE ASSETS

15.1.  Intangible Assets

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2017	6,115	4,117,105	5,554,447	825,476	25,904	60,777	10,589,824
Historical cost	6,152	7,558,645	11,442,528	825,476	35,840	174,407	20,043,048
Accumulated Amortization	(37)	(3,441,540)	(5,888,080)	-	(9,936)	(113,630)	(9,453,223)

Additions	-	-	-	-	-	18,670	18,670
Amortization	-	(286,858)	(703,511)	-	(1,419)	(8,989)	(1,000,777)
Transfer - contract assets	-	-	723,813	-	-	-	723,813
Transfer - financial asset	-	-	52,803	-	-	-	52,803
Disposal and transfer - other assets	-	(63,187)	(43,419)	-	-	5,504	(101,102)
Adoption of IFRS 15 / CPC 47 (Note 3)	-	-	-	(825,476)	-	-	(825,476)
Others	-	5,130	-	-	-	47	5,177

At December 31, 2018	6,115	3,772,188	5,584,136	-	24,485	76,009	9,462,935
Historical cost	6,152	7,495,458	11,909,149	-	35,840	217,542	19,664,141
Accumulated Amortization	(37)	(3,723,270)	(6,325,012)	-	(11,355)	(141,532)	(10,201,206)

Additions	-	-	-	-	-	19,147	19,147
Amortization	-	(288,438)	(761,884)	-	(1,419)	(16,840)	(1,068,581)
Transfer - contract assets	-	-	949,548	-	-	-	949,548
Transfer - financial asset	-	-	3,502	-	-	-	3,502
Disposal and transfer - other assets	-	-	(47,263)	-	-	1,663	(45,600)

At December 31, 2019	6,115	3,483,750	5,728,040	-	23,065	79,981	9,320,953
Historical cost	6,152	7,495,458	12,814,937	-	35,840	238,352	20,590,739
Accumulated Amortization	(37)	(4,011,708)	(7,086,896)	-	(12,774)	(158,372)	(11,269,787)

In the consolidated financial statements the amortization of intangible assets is recognized in the income statement as follows: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination.

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries for construction financing is capitalized during the construction stage for qualifying assets. In the consolidated, for of the year of 2019, R$ 25,641 were capitalized at a rate of 8.09% p.a.. In 2018, R$ 18,015 were capitalized, at a rate of 7.99% p.a..

15.2     Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	Consolidated
	December 31, 2019			December 31, 2018	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2019	2018
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
CPFL Paulista	304,861	(226,974)	77,888	87,873	3.28%	3.28%
CPFL Piratininga	39,065	(27,629)	11,435	12,730	3.31%	3.32%
RGE Sul (RGE)	3,768	(2,369)	1,399	1,575	4.68%	4.70%
CPFL Geração	54,555	(39,179)	15,376	17,221	3.38%	3.38%
CPFL Jaguari Geração	7,896	(4,391)	3,505	3,775	3.41%	3.41%
CPFL Renováveis	3,653,906	(1,210,510)	2,443,397	2,602,622	4.36%	5.90%
Subtotal	4,064,052	(1,511,051)	2,553,000	2,725,797

Intangible asset acquired and subsumed
RGE Sul (RGE)	1,433,007	(1,023,268)	409,739	461,795	3.63%	3.63%
CPFL Geração	426,450	(343,396)	83,053	93,020	2.34%	2.34%
Subtotal	1,859,457	(1,366,664)	492,792	554,816

Intangible asset acquired and merged – reassembled
Parent company
CPFL Paulista	1,074,026	(819,075)	254,952	287,156	3.00%	3.00%
CPFL Piratininga	115,762	(81,875)	33,887	37,723	3.31%	3.31%
CPFL Jaguari Geração	15,275	(9,296)	5,978	6,438	3.01%	3.01%
RGE Sul (RGE)	366,887	(223,746)	143,141	160,256	4.67%	4.67%
Subtotal	1,571,949	(1,133,992)	437,958	491,574

Total	7,495,458	(4,011,708)	3,483,750	3,772,188

The intangible asset acquired in business combinations is related to the right to operate the concessions and comprises:

- Intangible asset acquired, not subsumed

  Refers to basically to the intangible asset from acquisition of the shares held by noncontrolling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and subsumed

Refers to the intangible asset from the acquisition of subsidiaries that were incorporated into the respective equity, without application of CVM legal instructions No. 319/1999 and No. 349/2001, that is, without segregation of the related tax benefit installment amount.

- Intangible asset acquired and merged – reassembled

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividend paid to noncontrolling interests, at the time of the merger, the subsidiaries applied the concepts of CVM legal instructions No. 319/1999 and No. 349/2001 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a nondeductible intangible asset was recognized for tax purposes, in order to recompose it.

15.3.      Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

For 2019 and 2018, based on the aforementioned assessment of indication of impairment , no provision for impairment was required.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

 16 CONTRACT ASSET

	Distribution	Transmission	Consolidated
At December 31, 2017	-	-	-
Adoption of IFRS 15 / CPC 47	825,476	-	825,476
Additions	1,787,588	-	1,787,588
Transfer - intangible assets in service	(723,813)	-	(723,813)
Transfer - financial assets	(836,516)	-	(836,516)
Disposal and transfer - other assets	(6,303)	-	(6,303)

At December 31, 2018	1,046,433	-	1,046,433

Reclassification from other assets	-	249,652	249,652
Additions	2,061,715	20,970	2,082,685
Transfer - intangible assets in service	(949,548)	-	(949,548)
Transfer - financial assets	(1,090,393)	-	(1,090,393)
Monetary adjustment	-	31,725	31,725
Cash inputs - RAP	-	(23,344)	(23,344)

At December 31, 2019	1,068,207	279,003	1,347,210
Current	-	24,387	24,387
Noncurrent	1,068,207	254,616	1,322,822

Contractual asset of distribution companies: Refers to concession infrastructure assets of the distribution companies during the construction period.

Contract asset of transmission companies: refers to the right to receive the “Permitted Annual Revenue – RAP” over the concession period as well as an indemnity at the end of the concession of the transmission subsidiaries. The change into contract asset for the group’s electric energy transmission subsidiaries did not have material impacts on the Group’s consolidated financial statements.

 17  TRADE PAYABLES

	Consolidated
	December 31, 2019	December 31, 2018
Current
System service charges	2,707	62,674
Energy purchased	2,288,441	1,607,116
Electricity network usage charges	250,600	205,656
Materials and services	554,940	368,344
Free energy	163,492	154,296
Total	3,260,180	2,398,085

Noncurrent
Energy purchased	359,944	333,036

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

18  BORROWINGS

 The movement in borrowings are as follows:

	Consolidated
	At December 31, 2017	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates	Interest paid	At December 31, 2018
Measured at cost
Local currency
Pre fixed	900,257	166,404	(173,528)	53,283	-	(53,641)	892,776
Post Fixed
TJLP and TLP	3,449,468	1,315,898	(442,504)	288,171	-	(262,744)	4,348,289
Selic	140,099	-	(33,875)	11,251	-	(3,358)	114,117
CDI	1,541,278	23,359	(1,112,713)	72,957	-	(138,609)	386,272
IGP-M	57,291	-	(10,511)	9,788	-	(4,679)	51,889
UMBNDES	2,293	-	(500)	515	-	(156)	2,152
Other	74,740	32,418	(45,807)	6,477	-	(1,426)	66,403
Total at cost	6,165,427	1,538,079	(1,819,438)	442,442	-	(464,613)	5,861,896

Borrowing costs (*)	(31,816)	(35,984)	-	10,607	-	-	(57,193)

Measured at fair value
Foreign currency
Dollar	4,698,184	2,666,880	(3,289,857)	170,383	774,483	(164,965)	4,855,108
Euro	218,814	879,500	(215,824)	3,348	(1,873)	(4,466)	879,499
Fair value measurement	(58,552)	-	-	(44,799)	-	-	(103,351)
Total at fair value	4,858,446	3,546,380	(3,505,681)	128,932	772,610	(169,431)	5,631,255

Total	10,992,057	5,048,475	(5,325,119)	581,980	772,610	(634,044)	11,435,958
Current	3,589,607						2,446,113
Noncurrent	7,402,450						8,989,846

	Consolidated
Category	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates	Interest paid	At December 31, 2019
Measured at cost
Local currency
Pre fixed	892,776	-	(177,669)	48,661	-	(52,370)	711,398
Post Fixed
TJLP	3,158,119	-	(435,016)	243,332	-	(222,102)	2,744,331
TLP (IPCA)	1,190,169	379,000	-	102,519	-	(62,650)	1,609,038
Selic	114,117	-	(36,830)	8,441	-	(2,655)	83,073
CDI	386,272	476,000	(679,021)	46,756	-	(49,995)	180,012
IGP-M	51,889	-	(11,142)	5,935	-	(4,077)	42,605
UMBNDES	2,152	-	(540)	213	-	(131)	1,694
Other	66,403	-	(26,354)	2,209	-	(2,482)	39,777
Total at cost	5,861,896	855,000	(1,366,572)	458,066	-	(396,462)	5,411,928

Borrowing costs (*)	(57,193)	(9,068)	-	8,577	-	-	(57,684)

Measured at fair value
Foreign currency
Dollar	4,855,108	726,314	(1,542,785)	148,189	142,957	(151,366)	4,178,417
Euro	879,499	-	(47,004)	6,824	14,217	(6,844)	846,692
Fair value measurement	(103,351)	-	-	87,295	-	-	(16,056)
Total at fair value	5,631,255	726,314	(1,589,789)	242,308	157,174	(158,210)	5,009,052

Total	11,435,958	1,572,246	(2,956,361)	708,951	157,174	(554,672)	10,363,296
Current	2,446,113						2,776,193
Noncurrent	8,989,846						7,587,102

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts, measured at cost.

The detail on borrowings are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

			Consolidated
Category	Annual interest		December 31, 2019	December 31, 2018	Maturity range	Collateral

Measured at cost - Local Currency
Pre fixed
FINEM	Fixed rate from 2.5% to 8%	(a)	264,093	418,336	2011 to 2024

(i) Liens on equipment; (ii) Pledge and liens on credit rights; (iii) Reserve, centralizing and receivables accounts; (iv) Pledge of emergent rights of the authorizations; (v) Pledge of shares; (vi) CPFL Renováveis, CPFL Energia e State Grid Brazil Power guarantee

FINAME	Fixed rate from 2.5% to 10%	(a)	54,328	48,672	2012 to 2025	(i) Liens on equipment; (ii) Pledge and liens on credit rights; (iii) Reserve, centralizing and receivables accounts; (iv) CPFL Renováveis, CPFL Energia e State Grid Brazil Power guarantee
FINEP	Fixed rate from 3.5% to 5%		944	6,576	2013 to 2021	Bank guarantee
Bank loans	Fixed rate from 9.5% to 10.14%		392,033	419,191	2027 to 2037	(i) Liens on equipment; (ii) Pledge of revenue; (iii) Pledge of shares; (iv)Pledge of emergents rights authorized; (v) Reserve account; (vi) Bank guarantee; (vii) CPFL Renováveis guarantee
			711,398	892,776
Post Fixed
TJLP
FINEM	TJLP and TJLP + from 1.72% to 5.5%	(b)	2,721,358	3,128,625	2009 to 2033

(i) Pledge and liens on equipment; (ii) Pledge and liens on credit rights (iii) Reserve, centralizing and receivables accounts; (iv) Pledge of shares (v) Pledge of emergents rights authorized by ANEEL; (vi) Pledge of beneficiary shares; (vii) CPFL Renováveis, CPFL Energia and State Grid Brazil Power guarantee; (viii) Bank guarantee

FINAME	TJLP + 2.2% to 4.2%	(b)	14,853	20,935	2017 to 2027	(i) CPFL Energia guarantee and (ii) Liens on equipment and receivables
FINEP	TJLP and TJLP + 5%		4,284	3,491	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2.99% to 3.1%		3,837	5,069	2005 to 2023	CPFL Energia guarantee
			2,744,331	3,158,119
IPCA
FINEM	IPCA + 4.74% to 4.80%		1,609,038	1,190,169	2020 to 2028	(i) CPFL Energia guarantee and; (ii) Liens on receivables
			1,609,038	1,190,169
SELIC
FINEM	SELIC + 2.19% to 2.66%	(c)	79,131	108,752	2015 to 2022	(i)State Grid Brazil Power and CPFL Energia guarantee and (ii) Receivables
FINAME	SELIC + 2.70% to 3.90%		3,943	5,365	2016 to 2022	(i) CPFL Energia guarantee and (ii) Liens on equipment
			83,073	114,117
CDI
Bank loans	(i) 105% of CDI (ii) CDI from - 1.25% to + 1.90%	(c)	180,012	208,384	2012 to 2023	(i) CPFL Energia guarantee; (ii) Structure of redeemable preferred shares and (iii) CPFL Renováveis CPFL Energia guarantee
Promissory note	103.4% of CDI	(c)	-	177,888	2019	(i) CPFL Energia guarantee
			180,012	386,272
IGPM
Bank loans	IGPM + 8.63%		42,605	51,889	2023	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts

UMBNDES
Bank loans	UMBNDES + from 1.99% to 5%		1,694	2,152	2006 to 2023	(i) CPFL Energia guarantee

Other
Other			39,777	66,403	2007 to 2023	(i) Promissory notes, (ii) Bank guarantee, and (iii) Receivables

Total - Local currency			5,411,928	5,861,897

Borrowing costs (*)			(57,684)	(57,193)

Measured at fair value - Foreign Currency
Dollar
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.8% to 1.55%		975,333	1,866,418	2017 to 2022	(i) CPFL Energia guarantee and (ii) Promissory notes
Bank loans (Law 4.131)	US$ + from 1.96% to 4.32%		3,203,083	2,988,689	2017 to 2022	(i) CPFL Energia guarantee and (ii) Promissory notes
			4,178,416	4,855,108
Euro
Bank loans (Law 4.131)	Euro + from 0.42% to 0.96%		846,692	879,499	2019 to 2022	(i) CPFL Energia guarantee and (ii) Promissory notes

Fair value measurement			(16,056)	(103,351)

Total in foreign currency			5,009,051	5,631,255

Total			10,363,295	11,435,959

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 35.

Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI		(c) 100% to 130% of CDI

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities measured at amortized cost, and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to reduce the effects of the recognition of gains and losses derived from fair valuing  debt-related derivatives in order to obtain more relevant and consistent accounting information, reducing the accounting mismatch.

Changes in the fair values of these borrowings are recognized in the Group’s finance income (costs), except for the change in fair value due to credit risk, which is recognized in other comprehensive income. At December 31, 2019, the accumulated gains obtained from the fair value measurement of these debts were R$ 16,056 (R$ 103,351 at December 31, 2018) plus the unrealized gains obtained from the fair value measurement  of derivative financial instruments of R$ 24,178 (losses of R$ 65,678 at December 31, 2018), contracted as a hedge against exchange rate variation (Note 35), generated total net unrealized gain of R$ 40,234 (R$ 37,673 at December 31, 2018).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Maturity	Consolidated
2021	2,587,780
2022	1,521,850
2023	894,184
2024	495,832
2025	471,073
2026 to 2030	1,319,711
2031 to 2035	227,898
2036 to 2040	66,074
Subtotal	7,584,402
Fair value measurement	2,700
Total	7,587,102

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

	Accmulated variation %		Consolidated
			% of debt
Index	2019	2018	December 31, 2019	December 31, 2018
IGP-M	7.30	7.54	0.4	0.5
TJLP	6.30	6.72	26.5	27.6
TLP (IPCA)	4.20	3.69	15.5	10.4
CDI	5.97	6.40	50.1	52.6
Other			7.5	8.9
			100.0	100.0

Main borrowings raised in the period:

	Released (R$ thousand)
Category Subsidiary	Total approved	Released in 2019	Net of fundraising costs	Interest	Repayment	Utilization	Annual rate	Effective annual rate

Local currency
CDI - Promissory note
CPFL Paulista	351,000	351,000	350,649	Bullet	Bullet in December 2019	Working capital	103,4% of CDI	104,95% of CDI
CPFL Piratininga	125,000	125,000	124,818	Bullet	Bullet in December 2019	Working capital	103,4% of CDI	104,95% of CDI
IPCA - BNDES
CPFL Paulista	953,392	100,000	98,124	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4,74%	IPCA + 5,43%
CPFL Piratininga	347,264	55,000	53,968	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4,80%	IPCA + 5,45%
RGE	1,133,024	154,000	151,110	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4,74%	IPCA + 5,43%
CPFL Santa Cruz	174,954	70,000	68,686	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4,80%	IPCA + 5,53%

Foreign Currency
Law 4.131
CPFL Santa Cruz	28,000	28,000	28,000	Semiannually	Bullet in March 2022	Working capital	USD + 3,06%	USD + 3,06%
CPFL Geração	13,500	13,500	13,500	Semiannually	Bullet in September 2020	Working capital	USD + 1,96%	USD + 1,96%
CPFL Santa Cruz	14,000	14,000	14,000	Semiannually	Bullet in September 2020	Working capital	USD + 1,96%	USD + 1,96%
CPFL Piratininga	43,000	43,000	43,000	Semiannually	Bullet in September 2020	Working capital	USD + 1,96%	USD + 1,96%
CPFL Paulista	309,814	309,814	309,814	Semiannually	Bullet in September 2020	Working capital	USD + 2,17%	USD + 2,17%
CPFL Paulista	318,000	318,000	318,000	Semiannually	Bullet in September 2020	Working capital	USD + 1,96%	USD + 1,96%

	3,810,948	1,581,314	1,573,670

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement. Additionally, borrowings contain non-financial covenants, which are met as per the last calculation period.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The calculations are made on an annual or semiannual basis, as appropriate. As the maximum and minimum ratios vary among the contracts, we present below the most critical parameters of each ratio, considering all contracts in effect at December 31, 2019.

Ratios required for the individual financial statements of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz and RGE:

•        Debt indebtedness divided by EBITDA maximum between 3.50 and 3.75; and

•        Debt indebtedness divided by the sum of Equity and Debt indebtedness maximum of 0.9.

Ratios required for the individual financial statements of subsidiaries of CPFL Renováveis owners of the contract:

•        Debt Service Coverage Ratio (DCSR) minimum between 1.0 and 1.3;

•        Company capitalization ratio minimum between 25% and 30%; and

•        General Indebtedness Ratio maximum of 80%.

Ratios required for the consolidated statements of CPFL Renováveis

•        Debt indebtedness divided by EBITDA maximum of 3.75; and

•        Net Debt divided by the sum of Equity and Net Debt maximum of 0.55.

Ratios required for the  consolidated financial statements of CPFL Energia

•        Debt indebtedness divided by EBITDA maximum of 3.75;

•        Debt indebtedness divided by the sum of Equity and Debt indebtedness maximum of 0,72; and

•        EBITDA divided by the finance income/expense results minimum of 2.25.

Ratio required in the consolidated financial statements of State Grid Brazil Power Participações S.A.

•        Equity divided by Total Assets (disregarding the effects of IFRIC 12/OCPC 01) minimum of to 0.3.

For purposes of determining covenants, the definition of EBITDA at the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s direct or indirect interests in those companies (for both EBITDA and assets and liabilities).

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. In the opinion of the Group’s management, all covenants and financial and non-financial clauses are properly complied as of December 31, 2019.

 19  DEBENTURES

The movement in debentures are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Consolidated
Category	At December 31, 2017	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Interest paid	At December 31, 2018
Measured at cost - Post fixed
Post fixed
TJLP	495,408	-	(46,768)	37,539	(58,080)	481,099
CDI	7,446,556	4,163,000	(4,832,370)	592,746	(652,185)	6,717,747
IPCA	1,311,432	-	-	118,026	(62,030)	1,367,428
Total at cost	9,253,396	4,163,000	(4,879,138)	748,311	(719,295)	8,566,274

Borrowing costs (*)	(76,870)	(17,261)	-	34,334	-	(59,796)
Measured at fair value - Post fixed	-
IPCA	-	416,600	-	10,389	-	426,989
Fair value measurement	-	-	-	7,378	-	7,378
Total at fair value	-	-	-	17,767	-	434,367

Total	9,176,527	4,562,339	(4,879,138)	800,412	(719,295)	8,940,845
Current	1,703,073					917,352
Noncurrent	7,473,454					8,023,493

Consolidated
Category	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Interest paid	At December 31, 2019
Measured at cost - Post fixed
Post fixed
TJLP	481,099	-	(70,761)	33,384	(4,732)	438,990
CDI	6,717,747	3,688,000	(4,000,383)	421,070	(489,966)	6,336,467
IPCA	1,367,428	-	(109,106)	123,090	(60,504)	1,320,909
Total at cost	8,566,274	3,688,000	(4,180,250)	577,544	(555,202)	8,096,368

Borrowing costs (*)	(59,796)	(3,541)	-	21,122	-	(42,215)
Measured at fair value - Post fixed	-
IPCA	426,989	-	-	40,556	(22,606)	444,939
Fair value measurement	7,378	-	-	39,808	-	47,186
Total at fair value	434,367	-	-	80,364	(22,606)	492,125

Total	8,940,845	3,684,459	(4,180,250)	679,030	(577,808)	8,546,278
Current	917,352					682,582
Noncurrent	8,023,493					7,863,696

The detail on debentures are as follows :

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

			Consolidated
Category	Annual Interest		December 31, 2019	December 31, 2018	Maturity range	Collateral

Measured at cost - Post fixed

TJLP	TJLP + 1%	(c)	438,990	481,099	2009 to 2029	Liens
CDI	(i) From 103,6% to 109,75% of CDI (ii) CDI + 0,75% to 0,83%	(a)	5,339,824	5,858,319	2018 to 2025	CPFL Energia guarantee
	From 104,75% to 110% of CDI	(a)	996,644	859,428	2015 to 2022	No guarantee
IPCA	IPCA + from 4,42% to 5,8%	(b)	1,320,909	1,367,428	2019 to 2027	CPFL Energia guarantee
			8,096,368	8,566,274

	Borrowing costs (*)		(42,215)	(59,796)

Measured at fair value - Post fixed
IPCA	IPCA + 5,80%	(b)	444,939	426,989	2024 to 2026	CPFL Energia guarantee

	Fair value measurement		47,186	7,378

	Total		8,546,278	8,940,845

Certain debentures have swap exchanging the variation based on IPCA for variation based on CDI.
For further information on the rates considered, see note 35.
Effective rate
(a) 104.68% to 110.77% of the CDI | CDI + 0.76% to 0.89%
(b) IPCA + 4.84% to 6.31%
(c) TJLP + 3.48%

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

As shown in the table above, the Group classifies its debentures as (i) financial liabilities measured at amortized cost; and (ii) financial liabilities measured at fair value through profit or loss.

The classification of debentures measured at fair value as financial liabilities is aimed at reducing the accounting mismatching of the effects of the recognition of gains and losses derived from the fair value measurement of hedging derivatives linked to such debentures, in order to obtain a more relevant and consistent accounting information.

The changes in the fair values of these debentures are recognized in the Group finance income (expenses), except for the fair value changes in credit risk calculation, which is recognized in other comprehensive income. As at December 31, 2019, the accumulated losses obtained from the fair value measurement of such debentures amounted to R$ 47,186 (R$ 7,378 at December 31, 2018) which, offset by the gains obtained from  the fair value measurement of the derivative instruments of R$ 70,517 (R$ 21,012 at December 31, 2018), undertaken to hedge the interest rate changes (note 35), generated a total gain of R$ 23,331 (R$ 13,634 at December 31, 2018).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Maturity	Consolidated
2021	1,191,059
2022	1,732,136
2023	2,416,082
2024	1,932,174
2025	309,402
2026 to 2030	235,657
Subtotal	7,816,510
Fair value measurement	47,186
Total	7,863,696

Main additions in the year:

			Released (R$ thousand)

Category Subsidiary	Issue	Quantity issued	Released in 2019	Net of fundraising costs	Interest	Repayment	Annual rate	Effective annual rate
Local currency - CDI
CPFL Brasil	5th issue 1st series	105,000	105,000	104,834	Semiannual	Bullet in December 2019	103,6% of CDI	106,82% of CDI
CPFL Brasil	5th issue 2st series	220,000	220,000	219,652	Semiannual	2 annual installments from January 2023	108,25% of CDI	109,06% of CDI
CPFL Paulista	10th issue	1,380,000	1,380,000	1,378,596	Semiannual	2 annual installments from May 2023	107% of CDI	107,84% of CDI
CPFL Piratininga	11th issue	215,000	215,000	214,697	Semiannual	2 annual installments from May 2023	107% of CDI	107,84% of CDI
CPFL Santa Cruz	3th issue	190,000	190,000	189,703	Semiannual	Bullet in May 2022	107% of CDI	107,84% of CDI
RGE	10th issue	740,000	740,000	739,206	Semiannual	2 annual installments from May 2023	107% of CDI	107,84% of CDI
CPFL Renováveis	9th issue 1st series	30,000	300,000	299,955	Semiannual	Bullet in November 2022	104,75% of CDI	105,45% of CDI
CPFL Renováveis	9th issue 2st series	53,800	538,000	537,815	Semiannual	3 semiannual installments from November 2022	106% of CDI	106,66% of CDI

			3,688,000	3,684,459

The amounts obtained from the main additions were used in the investment plan, refinancing of debts and improvement of working capital of subsidiaries.

Pre-payment

At 2019, R$ 3,506,174 (R$ 3,247,401 at December 31, 2018) of debenture were paid in advance, whose due dates were from until November 2028.

Covenants

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period. The debentures issued in 2019 are subject to the following restrictive covenants:

Ratios required in the consolidated financial statements of CPFL Energia

•        Net Debt divided by EBITDA less than or equal to 3.75.

•        EBITDA divided by finance income (costs) higher than or equal to 2.25.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. In the opinion of the Group’s management, all covenants and financial and non-financial clauses are properly complied as of December 31, 2019.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

20  PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees, with the following characteristics :

20.1         Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through FUNCESP is a Mixed Benefit Plan, with the following characteristics:

(i)       Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)      Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

•        scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities of that company’s employees retired and terminated until the date of spin-off, as well as for the obligations relating to the active employees transferred to the subsidiary.

On April 2, 1998, the Secretariat of Pension Plans – “SPC” approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

(i)       Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The subsidiary has full responsibility for covering the actuarial deficits of this Plan.

(ii)      Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between the subsidiary and the participants.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(iii)    Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-contribution type pension plan up to the granting of the income and generates no actuarial liability for the subsidiary. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE Sul (RGE)

The subsidiary RGE has retirement and pension plans for its employees and former employees managed by Fundação CEEE de Previdência Privada, comprising:

(i) “Plan 1” (“Plano Único RGE”): A “defined benefit” plan with benefit level equal to 100% of the inflation adjusted average of the last salaries, deducting the presumed benefit from the Social Security, with a Segregated Net Asset. that is closed to new participants since 1997. This plan was recorded at the dissolved Rio Grande Energia S.A. until the merger of the distribution companies approved on December 31, 2018, as mentioned in note 13.5; and

(ii) “Plan 2” (“Plano Único RGE Sul”): A “defined benefit” plan that is closed to new participants since February 2011. The subsidiary’s contribution matches the contribution from the benefitted employees, in the proportion of one for one, including as regards the Fundação’s administrative funding plan.

For employees hired after the closing of the plans of Fundação CEEE, “defined contribution” private pension plans were implemented, being Bradesco Vida e Previdência for employees hired between 1997 and 2018 by the dissolved Rio Grande Energia S.A., and Itauprev for employees hired by RGE as from 2011, as well as for new employees to be hired after the event of merger of the distribution companies.

CPFL Santa Cruz

With the event of the grouping of subsidiaries in 2017, the company’s official plan is the CMSPREV, managed by IHPREV Fundo de Pensão. The same plan was maintained for employees that had the benefits plan managed by BB Previdência - Fundo de Pensão from Banco do Brasil.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

20.2         Movements in the defined benefit plans

	December 31, 2019
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1 (*)	Plano 2
Present value of actuarial obligations	6,164,035	1,773,089	152,254	464,335	681,363	9,235,076
Fair value of plan's assets	(4,517,265)	(1,353,050)	(105,914)	(466,390)	(503,867)	(6,946,486)
Present value of obligations (fair value of assets), net	1,646,770	420,039	46,340	(2,055)	177,496	2,288,590
Effect of asset ceiling	74,849	-	-	2,055	-	76,904
Net actuarial liability recognized in the statement of financial position	1,721,619	420,039	46,340	-	177,496	2,365,494

	December 31, 2018
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul (RGE)	Total
				Plano 1	Plano 2
Present value of actuarial obligations	5,123,238	1,416,391	119,964	382,993	553,493	7,596,079
Fair value of plan's assets	(4,215,431)	(1,205,647)	(98,836)	(413,043)	(463,571)	(6,396,529)
Present value of obligations (fair value of assets), net	907,807	210,744	21,129	(30,050)	89,922	1,199,550
Effect of asset ceiling	-	-	-	30,050	-	30,050
Net actuarial liability recognized in the statement of financial position	907,807	210,744	21,129	-	89,922	1,229,600

The movements net liability occurred in the period in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows :

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1 (*)	Plano 2
Present value of actuarial obligations at December 31, 2017	4,615,061	1,247,462	110,801	365,924	524,293	6,863,541
Gross current service cost	835	4,365	78	175	2,790	8,243
Interest on actuarial obligations	421,083	114,628	10,109	33,552	48,218	627,590
Participants' contributions transferred during the year	24	2,078	-	395	842	3,339
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	-	345	345
Actuarial loss (gain): effect of financial assumptions	485,142	135,540	8,409	8,921	12,774	650,786
Benefits paid during the year	(398,907)	(87,682)	(9,433)	(25,974)	(35,769)	(557,765)
Present value of actuarial obligations at December 31, 2018	5,123,238	1,416,391	119,964	382,993	553,493	7,596,079
Gross current service cost	925	5,449	84	185	2,352	8,995
Interest on actuarial obligations	449,173	125,059	10,507	34,342	48,796	667,877
Participants' contributions transferred during the year	-	1,886	-	620	1,136	3,642
Actuarial loss (gain): effect of changes in demographic assumptions	(2,900)	(77)	(165)	-	-	(3,142)
Actuarial loss (gain): effect of financial assumptions	1,037,048	321,011	31,516	73,759	113,836	1,577,170
Benefits paid during the year	(443,449)	(96,628)	(9,652)	(27,564)	(38,250)	(615,543)
Present value of actuarial obligations at December 31, 2019	6,164,035	1,773,089	152,254	464,335	681,363	9,235,076

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1 (*)	Plano 2
Fair value of actuarial assets at December 31, 2017	(3,925,061)	(1,105,738)	(94,378)	(387,322)	(446,670)	(5,959,170)
Expected return during the year	(359,588)	(102,621)	(8,634)	(35,950)	(41,166)	(547,959)
Participants' contributions transferred during the year	(24)	(2,078)	-	(395)	(842)	(3,339)
Sponsors' contributions	(65,096)	(25,460)	(1,027)	(7,643)	(6,712)	(105,938)
Actuarial loss (gain): return on actuarial assets	(264,569)	(57,432)	(4,230)	(7,707)	(3,950)	(337,888)
Benefits paid during the year	398,907	87,682	9,433	25,974	35,769	557,765
Fair value of actuarial assets at December 31, 2018	(4,215,431)	(1,205,647)	(98,836)	(413,043)	(463,571)	(6,396,529)
Expected return during the year	(372,121)	(107,795)	(8,699)	(37,500)	(40,947)	(567,063)
Participants' contributions transferred during the year	-	(1,886)	-	(620)	(1,136)	(3,643)
Sponsors' contributions	(92,756)	(34,444)	(1,604)	(7,748)	(6,959)	(143,512)
Actuarial loss (gain): return on actuarial assets	(280,404)	(99,905)	(6,426)	(35,042)	(29,504)	(451,281)
Benefits paid during the year	443,449	96,628	9,652	27,564	38,250	615,543
Fair value of actuarial assets at December 31, 2019	(4,517,265)	(1,353,050)	(105,914)	(466,390)	(503,867)	(6,946,486)

20.3         Movements in recognized assets and liabilities

The movements in net liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1	Plano 2
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,770
Expenses (income) recognized in the statement of profit or loss	62,330	16,372	1,553	(188)	9,842	89,909
Sponsors' contributions transferred during the year	(65,096)	(25,460)	(1,027)	(7,643)	(6,712)	(105,938)
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	-	345	345
Actuarial loss (gain): effect of financial assumptions	485,142	135,540	8,409	8,921	12,774	650,786
Actuarial loss (gain): return on actuarial assets	(264,569)	(57,432)	(4,230)	(7,707)	(3,950)	(337,888)
Effect of asset ceiling	-	-	-	6,617	-	6,617
Net actuarial liability at December 31, 2018	907,807	210,744	21,129	-	89,922	1,229,600
Other contributions						13,662
Total liability						1,243,263

Current						86,623
Noncurrent						1,156,639

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1 (*)	Plano 2
Net actuarial liability at December 31, 2018	907,807	210,744	21,129	-	89,922	1,229,600
Expenses (income) recognized in the statement of profit or loss	77,977	22,711	1,892	(178)	10,201	112,602
Sponsors' contributions transferred during the year	(92,756)	(34,444)	(1,604)	(7,748)	(6,959)	(143,512)
Actuarial loss (gain): effect of changes in demographic assumptions	(2,900)	(77)	(165)	-	-	(3,143)
Actuarial loss (gain): effect of changes in financial assumptions	1,037,048	321,011	31,516	73,759	113,836	1,577,170
Actuarial loss (gain): return on actuarial assets	(280,404)	(99,905)	(6,426)	(35,042)	(29,504)	(451,281)
Effect of asset ceiling	74,849	-	-	(30,791)	-	44,058
Net actuarial liability at December 31, 2019	1,721,619	420,039	46,340	-	177,496	2,365,494
Other contributions						12,683
Total liability						2,378,178

Current						224,851
Noncurrent						2,153,327

20.4         Expected contributions and benefits

The expected contributions to the plans for 2020 are shown below:

Expected contributions
2020
CPFL Paulista	121,055
CPFL Piratininga	40,263
CPFL Geração	2,481
RGE Sul (RGE) - Plan 1	7,393
RGE Sul (RGE) - Plan 2	6,102
Total	177,294

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The expected benefits to be paid by in the next 10 years are shown below:

Expected benefits to be paid
	2020	2021	2022	2023	2024 to 2029	Total
CPFL Paulista	436,163	448,553	460,445	471,438	3,017,325	4,833,924
CPFL Piratininga	99,957	104,651	108,695	113,023	774,546	1,200,872
CPFL Geração	10,728	10,992	11,238	11,494	73,016	117,468
RGE Sul (RGE) - Plan 1	28,695	29,642	30,980	32,025	213,150	334,492
RGE Sul (RGE) - Plan 2	38,642	40,078	41,785	43,447	293,489	457,441
Total	614,185	633,916	653,143	671,427	4,371,526	6,944,197

At December 31, 2019, the average duration of the defined benefit obligation was 10.3 years for CPFL Paulista, 12.5 years for CPFL Piratininga, 10.7 years for CPFL Geração, 11.3 years for RGE Plan 1 and 12.5 years for RGE Plan 2.

20.5         Recognition of private pension plan income and expense

Supported by the opinion of  external actuarial estimate, the Group’s management presents the actuarial estimate of the expenses and/or income to be recognized in 2020 and the income/expense recognized in 2019 and 2018 are as follows:

	2020 estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1	Plano 2
Service cost	1,533	9,135	124	(308)	2,244	12,728
Interest on actuarial obligations	441,784	128,027	10,914	33,434	49,190	663,349
Expected return on plan assets	(323,926)	(98,386)	(7,563)	(33,885)	(36,272)	(500,032)
Effect of asset ceiling	5,561	-	-	153	-	5,714
Total expense (income)	124,952	38,776	3,475	(606)	15,162	181,759

	2019 actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plano 1 (*)	Plano 2
Service cost	925	5,449	84	185	2,352	8,993
Interest on actuarial obligations	449,173	125,059	10,507	34,342	48,796	667,877
Expected return on plan assets	(372,121)	(107,795)	(8,699)	(37,500)	(40,947)	(567,062)
Effect of asset ceiling	-	-	-	2,795	-	2,795
Total expense (income)	77,977	22,711	1,892	(178)	10,201	112,603

	2018 actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul (RGE)	Total
				Plano 1	Plano 2
Service cost	835	4,365	78	175	2,790	8,243
Interest on actuarial obligations	421,083	114,628	10,109	33,552	48,218	627,590
Expected return on plan assets	(359,587)	(102,622)	(8,634)	(35,950)	(41,166)	(547,959)
Effect of asset ceiling	-	-	-	2,035	-	2,035
Total expense (income)	62,330	16,372	1,553	(188)	9,842	89,909

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

CPFL Paulista, CPFL Geração and CPFL Piratininga
RGE (Plans 1 e 2)
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Nominal discount rate for actuarial liabilities:	7.43% p.a.	9.10% p.a.	9.10% p.a.	9.10% p.a.
Nominal return rate on plan assets:	7.43% p.a.	9.10% p.a.	9.10% p.a.	9.10% p.a.
Estimated rate of nominal salary increase:	5.56% p.a. (*)	5.56% p.a. (*)	5.97% p.a. (**)	5.97% p.a. (**)
Estimated rate of nominal benefits increase:	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Estimated long-term inflation rate (basis for the nominal rates above)	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	BR-EMS sb v.2015
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012	Null	Null
Likelihood of reaching retirement age:	After 15 years of filiation and 35 years of service time for men and 30 years of service time for women	After 15 years of filiation and 35 years of service time for men and 30 years of service time for women	100% when a beneficiary of the plan first becomes eligible for full benefit	100% when a beneficiary of the plan first becomes eligible for full benefit

(*) Estimated rate of nominal salary increase for CPFL Piratininga was 6.39% p.a. at December 31, 2019 and 2018.
(**) Estimated rate of nominal salary increase for RGE (plan 1) was 5.15% p.a. at December 31, 2019 and 2018.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

20.6         Plan assets

The following tables show the allocation (by asset segment) of the assets of the Group CPFL pension plans, at December 31, 2019 and 2018 managed by FUNCESP and Fundação CEEE. The tables also show the distribution of the guarantee resources established as target for 2020, obtained in light of the macroeconomic scenario in December 2019.

Assets managed by the plans are as follows:

	Assets managed by Fundação CESP				Assets managed by Fundação CEEE
	CPFL Paulista and CPFL Geração		CPFL Piratininga		RGE Sul (RGE)
					Plan 1		Plan 2
	2019	2018	2019	2018	2019	2018	2019	2018
Fixed rate	75%	77%	76%	81%	76%	78%	74%	77%
Federal governament bonds	61%	55%	58%	53%	66%	68%	64%	67%
Corporate bonds (financial institutions)	1%	3%	2%	5%	5%	5%	5%	5%
Corporate bonds (non financial institutions)	0	1%	-	1%	2%	3%	3%	3%
Multimarket funds	4%	4%	4%	4%	2%	2%	2%	2%
Other fixed income investments	9%	15%	12%	18%	-	-	-	-
Variable income	17%	15%	17%	13%	21%	18%	21%	18%
Investiment funds - shares	17%	15%	17%	13%	21%	18%	21%	18%
Structured investments	4%	2%	4%	2%	-	1%	1%	1%
Equity funds	-	-	-	-	-	-	-	1%
Real estate funds	-	-	-	-	-	1%	1%	1%
Multimarket fund	4%	2%	4%	2%	-	-	-
Total quoted in na active market	96%	94%	97%	97%	96%	96%	96%	96%

Real estate	3%	3%	2%	2%	2%	2%	2%	2%
Transactions with participants	1%	1%	1%	2%	1%	2%	2%	2%
Other investments	-	1%	-	-	-	-	-	-
Escrow deposits and othes	-	1%	-	-	-	-	-	-
Total no quoted in na active market	4%	6%	3%	3%	4%	4%	4%	4%

The plan assets do not include any properties occupied or assets used by the Company.

	Target for 2020
	FUNCESP		Fundação Família Previdência
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE Sul ("RGE")
			Plan 1	Plan 2
Fixed income investments	61.3%	51.6%	76.0%	76.0%
Variable income investments	24.9%	35.5%	9.0%	11.0%
Real estate	3.6%	1.8%	2.0%	3.0%
Transactions with participants	1.9%	2.7%	2.0%	2.0%
Structured investments	0.0%	0.0%	11.0%	8.0%
Investments abroad	8.4%	8.4%	0.0%	0.0%
	100.00%	100.00%	100.00%	100.00%

The allocation target for 2020 was based on the recommendations for allocation of assets made at the end of 2019 by FUNCESP and Fundação CEEE, in their Investment Policy. This target may change at any time during 2020, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims at maximizing the return on investments, but always seeking to minimize the risks of actuarial deficit. Accordingly, investments are always made considering the liability that they must honor. The two main studies for Funcesp and Fundação CEEE to achieve the investment management objectives are the Asset Liability Management – ALM and the Technical Study of Compliance and Appropriateness of the Real Interest Rate, both conducted at least once a year, taking into consideration the projected flow of benefit payments (liability flow) of the pension plans managed by the Foundations.

The ALM study is used as a base to define the strategic allocation of assets, which comprises the target participations in the asset classes of interest, from the identification of efficient combinations of assets, considering the existence of liabilities and the need for return, immunization and liquidity of each plan, considering projections of risk and return. The simulations generated by the ALM studies assist in the definition of the minimum and maximum limits of allocation in the different asset classes, defined in the plans’ Investment Policy, which is also used as a risk control mechanism.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The Technical Study of Compliance and Appropriateness of the Real Interest Rate aims at proving the appropriateness and compliance of the annual real interest rate to be adopted in the actuarial valuation of the plans and the projected annual real rate of return of the investments, considering their projected flows of revenues and expenses.

These studies are used as a base to determine the assumptions of estimated real return of the pension plans’ investments for short-term and long-term horizons and assist in the analysis of their liquidity, since they consider the flow of benefit payments against the assets considered liquid. The main assumptions considered in the studies are, in addition to the liability flow projections, the macroeconomic and asset price projections, through which estimates of the expected short-term and long-term profitability are obtained, taking into account the current portfolios of the benefit plans.

20.7         Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

In the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the statement of income, according to CPC 33 / IAS 19.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points lower (higher) and if general biometric mortality table were to be softened (aggravated) in one year:

	Gain (loss)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)
					Plan 1	Plan 2	Total
Nominal discount (*)	-0,25 p.p.	160,456	56,441	4,116	13,297	21,548	255,858
	+0,25 p.p.	(153,552)	(53,580)	(3,928)	(12,683)	(20,456)	(244,199)

General biometric mortality table (**)	+1 ano	(169,890)	(40,984)	(4,005)	(11,057)	(15,957)	(241,893)
	-1 ano	169,223	40,473	3,993	10,917	15,743	240,349

* The Company's assumption based on the actuarial report for the nominal discount rate was 7.43% p.a. The projected rates are decreased or increased by 0.25 p.p. to 7.18% p.a. and 7.68% p.a..

** The Company's assumption based on the actuarial report for the mortality table was AT-2000 (-10) for FUNCESP and BREMS sb v.2015 for the Fundação Família Previdência plans. The projections were carried out with increase or decrease of 1 year in the respective mortality tables.

20.8         Investment risk

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP-M, IPCA and SELIC, which are the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), representing the matching between assets and liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Plan Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by FUNCESP investment managers, which occurs at least quarterly.

FUNCESP and Fundação CEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação Família Previdência also uses Sharpe, Generalized Sharpe and Drawn Down. In addition, to assess the market risk exposure of the plans' portfolios, the Base EBA Year Exposure is calculated and Stress Simulations are performed.  The EBA consists of a metric that expresses the risk exposure of the portfolio as a percentage of equity, considering the sum of the exposures generated by each asset, based on the definition of increase/decrease of the respective risk factors.

FUNCESP and Fundação Família Previdência Investment Policies determine additional restrictions that, along with those already established by law, define the percentages of diversification for investments and establish the strategy of the plans, including the limit of credit risk in assets issued or co-obligation of the same legal entity to be adopted internally.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

 21  REGULATORY LIABITIES

	Consolidated
	December 31, 2019	December 31, 2018
Financial compensation for the use of water resources	1,265	1,701
Global reversal reserve - RGR	17,260	17,288
ANEEL inspection fee -TFSEE	7,375	5,470
Tariff flags and others	206,352	126,196
Total	232,251	150,656

Tariff flags and others –. Refers basically to the tariff flag adopted for bills in November and December 2019 and  2018 and not yet ratified by the Centralizing Account For Tariff Flag Resources (“CCRBT”).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

 22  TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	December 31, 2019	December 31, 2018
Current
IRPJ (corporate income tax)	156,240	73,058
CSLL (social contribution on net income)	62,721	27,392
Income tax and social contribution	218,961	100,450

ICMS (State VAT)	435,155	430,149
PIS (tax on revenue)	36,657	30,760
COFINS (tax on revenue)	168,195	152,945
PIS/COFINS payment	9,323	-
Income tax withholding on interest on capital	40,099	-
Other taxes	52,105	51,135
Other taxes	741,536	664,989

Total current	960,497	765,438

Noncurrent

IRPJ (corporate income tax)	156,198	-

ICMS (State VAT)	805	772
PIS/COFINS payment	-	8,919
Other taxes	805	9,691

Total noncurrent	157,003	9,691

Corporate Income tax – IRPJ: in noncurrent, due to the initial application of IFRIC 23 / ICPC 22 - Uncertainty Over Income Tax Treatments, this refers to the reclassification of provision for tax risks related to income tax payable. The case refers to the Writ of Mandamus filed by the subsidiary CPFL Piratininga, which discussed the possibility of excluding the Social Contribution on Profit (CSLL) from its own calculation base, as well as from the calculation base of the Corporate Income Tax (IRPJ); for such case, it is more probable that the Tax Authorities will not accept the procedure.

The Group also has some uncertain income tax treatments for which management concluded that it is probable more likely than not that they will be accepted by the tax authority and for which the effect of potential contingencies is disclosed in note 23 – Provision for tax, civil and labor risks and escrow deposits.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

 23  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2019		December 31, 2018
	Provision for tax,civil and labor risks	Escrow Deposits	Provision for tax,civil and labor risks	Escrow Deposits

Labor	235,085	96,094	219,314	103,760

Civil	245,464	66,243	281,304	99,604

Tax
FINSOCIAL	-	-	39,727	99,146
Income Tax	7,571	417,664	154,717	401,381
Others	46,255	177,369	195,379	150,472
	53,825	595,033	389,823	650,999

Others	66,401	1	88,920	12

Total	600,775	757,370	979,360	854,374

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2018	Adições	Reversões	Pagamentos	Atualização monetária	Reclassifi-cação (nota 22)	December 31, 2019
Labor	219,314	86,735	(29,967)	(68,927)	27,932	-	235,085
Civil	281,304	107,671	(43,679)	(123,054)	23,223	-	245,464
Tax	389,823	121,146	(55,221)	(276,652)	30,927	(156,198)	53,825
Others	88,920	6,571	(16,420)	(15,518)	2,849	-	66,401
Total	979,360	322,121	(145,288)	(484,153)	84,932	(156,198)	600,775

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The principal pending issues relating to litigation, lawsuits and tax assessments are summarized below:

a.      Labor: The main labor lawsuits relate to claims filed by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

b.      Civil

Bodily injury - refer mainly to claims for indemnities relating to accidents in the Company's electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase - refer to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c.      Tax - this refers to lawsuits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, related to tax matters involving INSS, FGTS, SAT, PIS and COFINS.

d.      Others: The line item of “others” refers mainly to lawsuits involving regulatory matters.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible due to a solid defensive position in these cases, therefore no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at December 31, 2019 and 2018 were as follows:

	Consolidated
	December 31, 2019	December 31, 2018

Labor	583,348	786,901	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,815,143	1,630,630	Personal injury and overfed tariffs
Tax	4,350,740	3,822,488	Income tax and social contribution (note 22)
Tax - Others	2,654,331	2,377,101	INSS, ICMS, FINSOCIAL, PIS and COFINS
Regulatory	76,404	139,593	Technical, commercial and economic-financial supervisions
Total	9,479,966	8,756,713

(a) Tax :

(i) There is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,478,266 with a linked escrow deposit in the amount of R$ 248,725  Further to such deposit, there are escrow deposits in the amount of R$ 22,264 and financial guarantee (insurance and letters of guarantee), under the terms required by the relevant procedural law.  On May 23, June 6 and September 17, 2019, unfavorable rulings on the special appeal filed by the Company were rendered by the Second Panel of Judges of the Higher Court of Justice (STJ). These rulings have not yet been fully published, and the Company, when it has access to the decision, may evaluate the applicable appeals still at the level of the STJ. Additionally, the Company has an extraordinary appeal in the initial stage at the Federal Supreme Court (STF). Consequently, based on the current stage of the appeal, both at the STJ and at the STF, and based on the opinion of its legal advisors, the Company remains confident in the legal grounds consubstantiating the appeal and will continue to defend its arguments before the judiciary branch, assessing the chances of loss as not probable, there is a new opportunity for the analysis of the case at the Federal Supreme Court (STF), with a constitutional approach with sound bases, indicating possible success in the extraordinary appeals, and will continue to try to avoid possible cash outflows should it be required to replace existing judicial guarantees with cash deposits.

 (ii) in 2016, the subsidiary CPFL Renováveis received a tax infringement notice in the amount of R$ 327,547 relating to the collection of Withholding Income Tax - IRRF on the remuneration of capital gain incurred with parties resident and/or domiciled abroad, arising from the sale of Jantus SL in December 2011, for which the Company’s management, supported by the opinion of its outside legal counselors, assessing the chances of loss as not probable;

(iii)  in 2016 the subsidiary CPFL Geração received a tax infringement notice in the inflation adjusted amount of R$ 482,734 related to the collection of IRPJ and CSLL for the calendar year 2011, calculated on the alleged capital gain identified on the acquisition of ERSA Energias Renováveis S.A. and on the recording of differences in the fair value remeasurement of SMITA Empreendimentos e Participações S.A., company acquired in a downstream merger, for which the Company’s management, supported by the opinion of its outside legal counselors, assessing the chances of loss as not probable.

(b) Labor:

As regards labor contingencies, there is a discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision from the Supreme Federal Court (STF) that suspends the change ruled by the Superior Labor Court (TST), which intended to replace the index currently adopted by the Labor Court (“TR”) by the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until a final decision is issued by the STF, the current index adopted by the Labor Court (“TR”) remains valid, which has been acknowledged by the TST in recent decisions. Therefore, the Group’s management considers the risk of losses as possible and as the matter still requires definition by the Courts, it is not possible to reasonably estimate the amounts involved. In addition, in accordance with Law No. 13,467 of November 11, 2017, the TR is the inflation adjustment index of the Labor Court since the law came into effect.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

 24  OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Consumers and concessionaires	114,610	93,612	183,938	47,831
Energy efficiency program - PEE	230,451	183,225	89,522	120,563
Research & Development - P&D	93,658	110,495	125,111	72,941
EPE / FNDCT / PROCEL	49,275	38,052	-	-
Reversion fund	1,712	1,712	12,615	14,327
Advances	234,556	197,470	43,263	48,724
Tariff discounts - CDE	76,632	96,819	-	-
Provision for socio environmental costs	24,485	22,489	203,844	110,261
Payroll	18,004	15,674	-	-
Profit sharing	98,713	95,502	29,631	20,575
Collection agreements	93,740	85,018	-	-
Business combination	7,901	7,598	-	-
Others	50,533	31,630	71,406	40,174
Total	1,094,269	979,296	759,331	475,396

(*) EPE - Energy Research Company;

FNDCT- National Fund for Scientific and Technological Development;

PROCEL - National Electricity Conservation Program.

Consumers and concessionaires: refer to liabilities with consumers in connection with overpayments and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program. In noncurrent, this refers mainly to the transfer of PIS and COFINS to consumers (Note 8) and to spot market electricity (CCEE) related to ANEEL Order No. 288.

Research & Development, PROCEL National Electric Conservation Program and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of net operating revenue), but not yet invested in the research & development and energy efficiency programs. These amounts are subject to adjustment at the SELIC rate, through the date of their realization.

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: refers mainly to provisions recognized by the indirect subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset. These provisions are made based on estimates and assumptions related to discount rates, the expected cost for demobilization and removal at the end of the authorization period for these plants. These costs may differ from what may be incurred by the Company. The real discount rate used to calculate the present value was 3.22%, based on government bond rates with a similar maturity date until the end of the authorizations.

Tariff discounts – CDE: refer to the difference between the tariff discount granted to consumers and the amounts received via the CDE.

Profit sharing: mainly comprised by:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(i)   in accordance with a collective labor agreement, the Group introduced an employee profit-sharing program, based on the achievement of operating and financial targets previously established;

(ii) Long-Term Incentive Program: refers to the Long-Term Incentive Plan for the Group’s Executives, approved by the Board of Directors, which consists in an incentive in financial resources based on salary multiples and that are driven by the company’s results and average performance in the three fiscal years after each concession.

 25  EQUITY

The shareholders’ interest in the Company’s Equity at December 31, 2019 and 2018 is shown below:

	Number of shares
	December 31, 2019		December 31, 2018
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	63.39%	730,435,698	71.76%
ESC Energia S.A.	234,086,204	20.32%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	187,732,349	16.29%	53,392,655	5.25%
Total	1,152,254,440	100.00%	1,017,914,746	100.00%

25.1         Capital management

The Company’s policy is to maintain a solid capital base in order to keep the trust of the investor, the creditors and the market and to ensure the business sustainability. Management monitors the return on capital and the strategy of rising dividends from the subsidiaries to the Company and from the Company to the controlling shareholders.

The Company manages the leverage ratio analyzing the advantages and the security provided by an improved equity capital position. The Company monitors capital using the gearing ratio calculated by  net debt to EBITDA.

In  2019, the consolidated capital structure and leverage ratio of CPFL Energia remained at adequate levels. The Company’s net debt reached 2.52 times the EBITDA at the end of 2019 under the criterion for measuring the Company’s financial covenants, lower than in the prior year. The Group’s policy is to keep such ratio below 3.5, since most of its agreements use this measurement.  Historically, the Company has not acquired its own shares in the market.

25.2         Public Offering of Shares

On April 2, 2019, the Company informed B3 S.A. - Brasil, Bolsa, Balcão of its intention to carry out a public offering of common shares ("Offering"), and on April 18, 2019, B3 approved its request for extension of the term to reach a minimum percentage of outstanding (free float) shares in the market of 15% of the Company's total capital up to October 31, 2019. On April 24, 2019, a Material Fact was disclosed by the Company, stating that it had filed a Registration Statement on Form F-3 ("Form F-3") with the Securities and Exchange Commission ("SEC"), allowing the Company to carry out certain public offerings of common shares issued by it in the United States, including as American Depositary Shares ("ADS").

On June 12, 2019, following the announcements previously made, the Company disclosed in a Material Fact that the Board of Directors had approved, within the scope of the Offering and pursuant to CVM Instruction 476, a price per share of R$ 27.50 and the Company's capital increase amounting to R$ 3,212,471, through the issue of 116,817,126 new shares. As a result, capital increased from R$ 5,741,284 to R$ 8,953,755 and the total number of registered common shares with no par value increased from 1,017,914,746 to 1,134,731,872. On June 27, 2019, the number of shares was increased by a supplementary lot of 15% of the total shares initially offered (without considering the Additional Lot), i.e., 17,522,568 common Company-issued shares under the same conditions and price of the shares initially offered, increasing the total number of shares to 1,152,254,440. On June 28, 2019, these shares were settled, totaling R$ 481,871 from the capital increase, increasing capital to R$ 9,435,626 at December 31, 2019.

The issue costs totaled R$ 47,544, net of tax effects, up to December 31, 2019.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The Offering was carried out, simultaneously: (i) with restricted efforts of placement in Brazil, in the non-organized over-the-counter market; and (ii) abroad, There was no reallocation of shares between the Brazilian Offering and the International Offering, due to the demand verified in Brazil and abroad during the course of the Offering and, therefore, there was no allocation of ADSs in the context of the International Offering, and therefore, all the shares were distributed under the Brazilian Offering.

On December 19, 2019, the Company’s Board of Directors and the Executive Board of CPFL Geração approved the holding of a public tender offer of the common shares issued by CPFL Energias Renováveis, outstanding in the market, for the purpose of converting its registration as a publicly-held company category “A” into category “B” (“OPA Conversion of Registration”) and/or exit from the New Market (“OPA Exit from the New Market”, and, together with the OPA Conversion of Registration, “OPA”), to be carried out by CPFL Geração, direct controlling shareholder of CPFL Renováveis. The holding of the OPA is subject to its registration by the CVM and its authorization by B3 and will be intended for the acquisition of up to 291,550 common shares issued by CPFL Renováveis outstanding in the market, which represent, on that date, 0.056% equity interest in CPFL Renováveis (“Outstanding Shares”).

25.3         Capital reserve

This refers basically  to the registration of operations involving subsidiary CPFL Renováveis: (i) business combination in 2011 (R$ 228,322); (ii) public offering of shares in 2013 (R$ 59,308); (iii) association with DESA in 2014 (R$ 180,297); decrease due to: (iv) acquisition, by the Company, of equity interest previously held by the parent company State Grid in 2019 (R$ 2,034,920) (Note 1.c) and (v) change in equity interest without change in control in 2019 (R$ 75,298) (Note 13.1).

In accordance with ICPC 09 (R2) and IFRS 10/CPC 36, these effects were recognized as transactions between shareholders, directly in Equity.

25.4          Earnings reserve

The balance of earnings reserve at December 31, 2019 is R$ 5,082,430 that refers to : i) Legal Reserve of R$ 1,036,125; e ii) statutory reserve - working capital improvement of R$ 4,046,305.

25.5         Accumulated comprehensive income

Accumulated comprehensive income is comprised of:

(i)     Deemed cost: Refers to the recognition of the fair value adjustment of the deemed cost of the generating plants' property, plant and equipment, of R$ 355,049;

(ii)    Private pension plan: the debt balance of R$ 1,674,527 (net of income taxes) refers to the effects recognized directly in comprehensive income, in accordance with IAS 19 / CPC 33 (R2); and

(iii)  Effects of the credit risk in the fair value measurement of financial liabilities, net of income taxes, in accordance with IFRS 9 / CPC 48 (credit amount of R$ 51,012).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

25.6         Dividends

At the Board of Directors’ Meeting held on April 30, 2019, approval was given for the declaration dividend for 2018 in the amount of R$ 488,785.

The Company also declared in 2019 R$ 641,884 relating to minimum mandatory dividend, as set forth by Law 6,404/76, and for each share the amount of R$ 0.557068261 was attributed.

In 2019, the Company paid R$ 486,906 relating to the dividend for 2018.

25.7         Termination of the statutory reserve of the concession financial asset

On April´s 27th , 2018 shareholders meeting it was approved the termination of the statutory reserve of the concession financial asset and the transfer of the reserve amount R$826,600 to Retained Earnings.

25.8         Allocation profit for the year

The Company’s bylaws establish the payment of minimum dividend of 25% of the profit for the year, adjusted as required by law, to the holders of its shares.

The proposal for allocation of profit for the year is shown in the table below:

2019
Profit for the year - Parent company	2,702,671
Realization of comprehensive income	25,672
Statutory reserve - concession financial asset - reversal	765
Profit base for allocation	2,729,108
Legal reserve	(135,134)
Statutory reserve - working capital improvement	(518,795)
Mandatory dividend	(641,884)
Addicional dividend	(1,433,295)

For the year ended by December 31, 2019, considering the slow economic recovery scenario and the lack of predictability for the hydrologic situation, the Company’s management is proposing to be allocated the total amount of R$ 518,795 as statutory reserve – working capital improvement.

 26  EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share as at December 31, 2019 and 2018 was based on the profit for the year attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	2019		2018
Numerator
Profit attributable to controlling shareholders	2,702,671		2,058,040
Denominator
Weighted average number of shares held by shareholders	1,087,828,995	(**)	1,017,914,746

Earnings per share - basic	2.48		2.02

Numerator
Profit attributable to controlling shareholders	2,702,671		2,058,040
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(13,764)		(7,525)
Profit attributable to controlling shareholders	2,688,943		2,050,515

Denominator
Weighted average number of shares held by shareholders	1,087,828,995	(**)	1,017,914,746

Earnings per share - diluted	2.47		2.01

(*) Proportional to the percentage of participation of the Company in the subsidiaries.
(**) Considering events occurred in June 12th and 28th, 2019, related to the Company´s IPO process (note 25.2).

(*)The numerator dilutive effect in the calculation of diluted earnings per share takes into consideration the dilutive effect from the debentures convertible into shares issued by indirect subsidiaries of the Company (note 19). These financial instruments reduce the amount of earnings available to the Company’s controlling shareholders. The effects were calculated taking into account the assumption that said debentures would be converted into common shares of the subsidiaries at the beginning of each year.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

 27 NET OPERATING REVENUE

	Consolidated
	Number of Consumers		In GWh		R$ thousand
	2019	2018	2019	2018	2019	2018
Consumer class
Residential	8,721,256	8,544,035	20,355	19,618	15,356,697	13,549,879
Industrial	57,116	58,241	13,198	13,834	5,222,522	5,188,778
Commercial	529,815	532,592	10,700	10,211	6,674,870	6,038,086
Rural	363,500	361,908	3,231	3,583	1,430,315	1,334,868
Public administration	61,868	60,685	1,468	1,459	957,935	879,910
Public lighting	11,809	11,659	2,039	2,003	838,116	767,246
Public services	10,512	10,194	2,348	2,348	1,241,696	1,150,227
Billed	9,755,876	9,579,314	53,339	53,057	31,722,151	28,908,995
Own comsuption	-	-	36	34	-	-
Unbilled (net)	-	-	-	-	39,477	112,441
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(12,769,168)	(11,095,762)
Electricity sales to final consumers	9,755,876	9,579,314	53,375	53,091	18,992,460	17,925,674

Furnas Centrais Elétricas S.A.			2,875	2,875	578,603	544,342
Other concessionaires and licensees			18,351	17,757	4,215,041	3,825,201
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers			-	-	(133,073)	(96,717)
Spot market energy			4,208	3,828	1,309,117	1,082,945
Electricity sales to wholesalers			25,435	24,459	5,969,688	5,355,771

Revenue due to Network Usage Charge - TUSD - Captive Consumers					12,902,241	11,192,479
Revenue due to Network Usage Charge - TUSD - Free Consumers					3,359,298	2,650,565
(-) Compensation paid for failure to comply with the limits of continuity					(84,461)	(57,630)
Revenue from construction of concession infrastructure					2,087,995	1,772,222
Sector financial asset and liability (Note 9)					(602,461)	1,207,917
Concession financial asset - fair value adjustment (Note 11)					280,632	345,015
Energy development account - CDE - Low-income, tariff discounts - judicial injunctions, and other tariff discounts					1,516,077	1,536,366
Other revenues and income					587,668	697,878
Other operating revenues					20,046,989	19,344,812
Total gross operating revenue					45,009,138	42,626,257
Deductions from operating revenues
ICMS					(6,936,560)	(6,188,323)
PIS					(676,174)	(659,352)
COFINS					(3,173,715)	(3,037,164)
ISS					(19,830)	(16,871)
Energy development account - CDE					(3,642,384)	(4,016,362)
Research and development and energy efficiency programs					(224,642)	(207,653)
PROINFA					(175,283)	(151,718)
Tariff flags and others					(180,572)	(178,536)
Financial compensation for the use of water resources - CFURH					(9,359)	-
Others					(38,145)	(33,651)
					(15,076,664)	(14,489,630)

Net operating revenue					29,932,474	28,136,627

27.1.   Adjustment of revenues from excess demand and excess reactive power

As provided for in Sub-module 2.7 of the Tariff Regulation Procedures – PRORET, approved through Normative Resolution No. 463/2011, since the 4th cycle of period tariff review of the distribution subsidiaries, the revenues earned from excess demand and excess reactive power have been recorded as sector liability. Since May 2015. The recorded amounts will be amortized as from the 5th cycle, (already in effect for subsidiary CPFL Piratininga) when they will be deducted from Portion B (portion of manageable costs of the tariffs), except for subsidiary CPFL Santa Cruz, whose amortization started in the Annual Tariff Review – RTA of March 2017 due to the renewal of its concession in 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

27.2.        Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October	1.88%	-7.80%	20.01%	19.25%
RGE	June	10,05% (c)	8.63%	21.27%	20.58%
RGE Sul (RGE)	June	10,05% (c)	1.72%	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(b)	(b)

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   For 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

27.3.        Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 1,516,077 was recognized in 2019 (R$ 1,536,366 in 2018), of which (i) R$ 78,277 for the low-income subsidy (R$78,081 in 2018), (ii) R$ 1,255,000 for other tariff discounts (R$ 1,354,845 in 2018) and (iii) R$ 182,800 for tariff discounts – CCRBT injunctions and subsidy (R$ 103,440 in 2018).

27.4.        Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,510 of December 18, 2018, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2019. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, (final settlements finished in March 2019), related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. ANEEL, by means of REH n° 2,521 of March 20, 2019, ANEEL established the payment in advance of quota intended for the amortization of the ACR Account, due to its positive balance, with payment and pass through to the CDE Account for March 2019 to August 2019, cancelling the previously REH nº 2,231 of 2017.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(28) COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity Purchased for Resale	2019	2018	2019	2018
Itaipu Binacional	11,021	11,117	2,793,901	2,668,346
PROINFA	1,102	1,111	397,242	330,638
Energy purchased through auction in the regulated market and bilateral contracts and spot market	66,283	61,461	14,199,139	13,969,953
PIS and COFINS credit	-	-	(1,483,542)	(1,502,673)
Subtotal	78,406	73,689	15,906,740	15,466,264

Electricity network usage charge
Basic network charges			2,080,667	2,114,720
Transmission from Itaipu			281,185	266,153
Connection charges			173,593	162,852
Charges for use of the distribution system			47,828	48,811
System service charges - ESS net of coner pass trough (*)			4,385	(106,002)
Reserve energy charges - EER			122,553	134,824
PIS and COFINS credit			(245,958)	(249,458)
Subtotal			2,464,254	2,371,901

Total			18,370,994	17,838,165

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(29) OPERATING COSTS AND EXPENSES

	Parent company
					Operating Expenses
	Cost of operation		Cost of services rendered to third parties		Selling expenses		General and administrative expenses		Other operating expenses		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Personnel	945,628	901,333	2	-	173,133	172,700	361,787	340,442	-	-	1,480,550	1,414,475
Private Pension Plans	112,603	89,909	-	-	-	-	-	-	-	-	112,603	89,909
Materials	256,423	228,001	1,039	888	13,708	9,089	8,118	20,100	-	-	279,288	258,078
Third party services	219,464	210,234	2,641	2,294	173,376	166,693	319,403	312,533	-	-	714,884	691,754
Costs of infrastructure construction	-	-	2,086,057	1,772,162	-	-	-	-	-	-	2,086,057	1,772,162
Others	81,776	66,650	(7)	(6)	101,057	86,183	228,790	248,897	198,555	198,569	610,170	600,293
Collection fees	-	-	-	-	99,520	87,432	-	-	-	-	99,520	87,432
Leases and rentals	50,974	43,898	-	-	-	-	22,397	22,898	-	-	73,371	66,796
Publicity and advertising	55	21	-	-	-	15	21,272	19,155	-	-	21,327	19,191
Legal, judicial and indemnities	-	-	-	-	-	-	172,495	186,686	-	-	172,495	186,686
Donations, contributions and subsidies	1,687	2,053	-	-	-	-	3,849	5,108	-	-	5,536	7,161
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	189,566	210,840	189,566	210,840
Amotization of the risk premium paid -GSF	13,470	13,413	-	-	-	-	-	-	-	-	13,470	13,413
Others	15,589	7,265	(7)	(6)	1,537	(1,264)	8,777	15,049	8,989	(12,271)	34,885	8,773
Total	1,615,893	1,496,127	2,089,732	1,775,339	461,275	434,665	918,098	921,972	198,555	198,569	5,283,553	4,826,672

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

(30) FINANCE INCOME (COSTS)

	Consolidated
	2019	2018
Financial income
Income from financial investments	263,241	222,773
Late payment interest and fines	312,450	276,350
Adjustment for inflation of tax credits	35,328	14,819
Adjustment for inflation of escrow deposits	33,721	37,322
Adjustment for inflation and exchange rate changes	62,969	70,201
Discount on purchase of ICMS credit	23,605	33,779
Adjustments to the sector financial asset (note 9)	88,079	80,240
PIS and COFINS on other finance income	(46,035)	(46,217)
PIS and COFINS on interest on capital	(32,040)	(39,355)
Others	162,285	112,503
Total	903,575	762,413

Finance costs
Interest on debts	(1,130,447)	(1,328,693)
Adjustment for inflation and exchange rate changes	(295,189)	(368,141)
(-) Capitalized interest	25,641	28,606
Use of public asset	(12,911)	(17,759)
Others	(216,916)	(179,114)
Total	(1,629,822)	(1,865,100)

Finance expense, net	(726,247)	(1,102,687)

Interests were capitalized at an average rate of 8.09% p.a. in 2019 (8.27% p.a. in 2018) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of monetary adjustment and exchange rate changes, the expense includes the effects of gains of R$ 207,055  at 2019 (loss of R$ 617,545 at 2018) on derivative instruments (note 35).

(31) SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

2019	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total

Net operating revenue	24,217,986	710,730	1,426,648	3,487,008	87,791	29,930,163	2,311	-	29,932,474
(-) Intersegment revenues	42,311	502,151	501,363	3,696	526,574	1,576,095	-	(1,576,095)	-
Cost of electric energy	(15,623,488)	(133,035)	(319,634)	(3,342,502)	-	(19,418,659)	-	1,047,664	(18,370,994)
Operating costs and expenses	(4,940,793)	(122,509)	(404,845)	(48,710)	(476,006)	(5,992,863)	(52,544)	528,431	(5,516,977)
Depreciation and amortization	(820,206)	(118,573)	(645,722)	(7,048)	(26,511)	(1,618,061)	(62,992)	-	(1,681,053)
Income from electric energy service	2,875,809	838,765	557,810	92,443	111,848	4,476,675	(113,225)	-	4,363,450
Equity interests in subsidiaries, associates and joint ventures	-	349,090	-	-	-	349,090	-	-	349,090
Finance income	624,459	45,323	172,658	33,461	6,062	881,963	49,578	(27,966)	903,575
Finance expenses	(821,739)	(197,998)	(576,292)	(56,160)	(4,270)	(1,656,459)	(1,329)	27,966	(1,629,822)
Profit (loss) before taxes	2,678,529	1,035,180	154,176	69,744	113,639	4,051,269	(64,976)	-	3,986,293
Income tax and social contribution	(843,954)	(171,594)	(47,152)	(22,269)	(30,357)	(1,115,326)	(122,671)	-	(1,237,996)
Profit (loss) for the period	1,834,575	863,586	107,024	47,475	83,282	2,935,943	(187,647)	-	2,748,297
Purchases of contract asset PP&E and intangible assets	2,033,342	32,536	126,158	8,577	52,058	2,252,671	1,778	-	2,254,449

2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total

Net operating revenue	22,457,079	661,831	1,468,254	3,491,300	58,163	28,136,627	-	-	28,136,627
(-) Intersegment revenues	10,238	482,548	468,065	5,152	474,646	1,440,650	-	(1,440,650)	-
Cost of electric energy	(15,022,304)	(102,421)	(320,346)	(3,352,745)	-	(18,797,816)	-	959,650	(17,838,165)
Operating costs and expenses	(4,440,783)	(104,606)	(407,211)	(47,287)	(437,709)	(5,437,597)	(39,333)	481,000	(4,995,931)
Depreciation and amortization	(766,796)	(116,372)	(623,106)	(2,346)	(22,521)	(1,531,143)	(209)	-	(1,531,351)
Income from electric energy service	2,237,434	820,979	585,655	94,074	72,579	3,810,721	(39,542)	-	3,771,179
Equity interests in subsidiaries, associates and joint ventures	-	334,198	-	-	-	334,198	-	-	334,198
Finance income	574,685	75,844	131,694	46,102	5,782	834,107	(22,092)	(49,602)	762,413
Finance expenses	(884,583)	(324,121)	(635,820)	(59,128)	(5,908)	(1,909,559)	(5,143)	49,602	(1,865,100)
Profit (loss) before taxes	1,927,537	906,899	81,530	81,049	72,453	3,069,467	(66,778)	-	3,002,690
Income tax and social contribution	(495,120)	(137,089)	37,276	(27,945)	(29,529)	(652,408)	(121,575)	-	(773,982)
Profit (loss) for the period	1,432,416	769,810	118,805	53,104	42,924	2,417,060	(188,352)	-	2,228,707
Purchases of contract asset PP&E and intangible assets	1,769,569	11,517	225,202	2,926	52,855	2,062,069	353	-	2,062,422

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(32) RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main transactions are listed below:

a)     Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

b)     Intangible assets, Property, plant and equipment, Materials and Service – refers mainly to rendered services in advisory and  management of energy plants, consulting and engineering.

c)     Advances – refer to advances for investments in research and development.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

In September 2019, the Company acquired from its parent company State Grid 243,771,824 shares from its subsidiary CPFL Renováveis, as described in note 1(c).

Certain Company’s subsidiaries have retirement supplementation plans with  Fundações CESP and Família Previdência, offered to their employees. For additional information, see note 20 Private Pension Plan.

The Group has a “Related Parties Committee”, comprising representatives of two independent members and one officer of the Company, which evaluates the main transactions with related parties.

Management has considered the closeness of relationship with the related party together with other factors to determine the level of detail of the disclosed transactions and believes that significant information regarding transactions with related parties has been adequately disclosed.

The total compensation of key management personnel in 2019, in accordance with CVM Decision 560/2008, was R$ 100,588  (R$ 90,783 in 2018). This amount comprises R$ 83,636 (R$ 78,335 in 2018) in respect of short-term benefits and R$ 2,251 (R$ 2,160 in 2018) of post-employment benefits, and a recovery of R$ 14,701 of expenses related to other long-term benefits ( R$ 10,288 in 2018) , and refers to the amount registered under the accrual method.

The intercompany loan balance at the parent company in the amount of R$ 424,387 refers mainly to the loan to the subsidiary CPFL Renováveis, with maturity until July 2020 and subject to interest equivalent to 107% of the CDI.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or  significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	2019	2018	2019	2018

Advances
BAESA – Energética Barra Grande S.A.	-	-	-	657	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	-	930	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,155	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	418	-	-	-	-

Energy purchase and sales, and charges
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	2,998	16	-	-	200,771	152,369
BAESA – Energética Barra Grande S.A.	3,082	-	6,544	2,993	3,095	12	33,792	44,575
Foz do Chapecó Energia S.A.	1,773	-	45,009	41,850	20,901	18	495,111	490,713
ENERCAN - Campos Novos Energia S.A.	1,017	943	62,330	78,639	11,674	10,338	364,383	354,430
EPASA - Centrais Elétricas da Paraiba	-	-	6,737	13,397	-	19	79,701	143,845

Intangible assets, property, plant and equipment, materials and service rendered
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	-	-	-	-	77	-
BAESA – Energética Barra Grande S.A.	198	2	-	-	2,240	2,225	-	-
Foz do Chapecó Energia S.A.	11	15	-	-	2,148	2,143	-	-
ENERCAN - Campos Novos Energia S.A.	2	2	-	-	1,991	1,902	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	-	534	-	-	392	3	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	3,504	3	-	-	-	-	-	-
Chapecoense Geração S.A.	37,090	33,733	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	59,289	65,010	-	-	-	-	-	-

Acquisition of interest in subsidiaries
State Grid Brazil Power Participações S.A.	-	-	-	-	-	-	(d)	-

Others
Instituto CPFL	-	-	-	-	-	-	3,711	4,151

(33) INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The main insurance policies are:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Description	Type of coverage	December 31, 2019
Concession financial asset / Intangible assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engineering risk	3,054,310
Transport	National transport	700,408
Automobiles	Comprehensive cover	3,396
Civil liability	Electric energy distributors and others	255,000
Personnel	Group life and personal accidents	877,387
Insurance	Insurance guarantee	3,995,725
Others	Operational risks and others	310,237
Total		9,196,463

For the civil liability insurance of the officers, the insured amount is shared among the companies of the CPFL Energia Group. The premium is paid individually by each company involved, and the revenue is the base for the apportionment criterion.

(34) RISK MANAGEMENT

The Group’s businesses comprise mainly the generation, trading and distribution of electricity. As concessionaire of public services, the activities and/or tariffs of its major subsidiaries are regulated by ANEEL.

Risk management structure

At CPFL Group, the risk management is conducted through a structure that involves the Board of Directors and Supervisory Board, Advisory Committees, Executive Board, Internal Audit, Corporate Risks and Compliance Management and business areas. This management is regulated by the Corporate Risk Management Policy, which describes the risk management model as well as the attributions of each agent and the exposures of the main risks.

The Board of Directors of CPFL Energia is responsible for deciding on the risk limit methodologies recommended by the Executive Board, and for being aware of the exposures and mitigation plans presented in the event these limits are exceeded. This forum is also responsible for being aware of and monitoring any important weaknesses in controls and/or processes, as well as relevant regulatory compliance failures, following up on the plans proposed by the Executive Board to correct them.

The Advisory Committee(s) of the Board of Directors, in its role(s) of technical body(ies), is responsible for becoming aware of (i) the risk monitoring models, (ii) the exposures to risks, and (iii) the control levels (including their effectiveness), and follow the mitigation actions indicated for the reframing of the exposures of the approved limits, supporting the Board of Directors in the performance of its statutory role related to risk management .

The Fiscal Council of CPFL Energia is responsible for, among other things, certifying that Management has means to identify the risks on the preparation and disclosure of the financial statements to which the CPFL Group is exposed as well as for monitoring the effectiveness of the control environment.

The Executive Board of CPFL Energia is responsible for conducting businesses within the risk limits defined, and should take the required measures to avoid that the exposure to risks exceeds such limits and report any excess of the limit to the Board of Directors of CPFL Energia, presenting mitigation actions.

The Internal Audit, Risks and Compliance Management is responsible for the (i) coordination of the risk management process at the CPFL Group, developing and keeping updated Corporate Risk Management methodologies that involve the identification, measurement, monitoring and reporting of the risks to which the CPFL Group is exposed; (ii) periodic monitoring of the risk exposures and monitoring of the implementation of  mitigation actions by the business managers; (iii) monitoring and reporting of the status of the mitigation plans signaled by for reclassification of the exposures to the approved limits; and (iv) assessment of the internal control environment of the CPFL Group companies and interaction with the respective Business Managers, seeking the definition of action plans in the event of deficiencies identified.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The business areas have the primary responsibility for the management of the risks inherent to its processes, and should conduct them within the exposure limits defined and implementing mitigation plans for the main exposures as well as develop and maintain an proper environment of operational controls to effectiveness and business continuity and its associated business units.

The main market risk factors that affect the businesses are as follows:

Foreign exchange risk: This risk derives from the possibility of the Group incurring losses and cash constraints due to fluctuations in exchange rates, increasing the balances of liabilities denominated in foreign currency or decreasing the portion of revenue arising from annual adjustment of part of the tariff based on the fluctuation of the dollar, in power sale agreements of the joint venture ENERCAN. The exposure related to funding in foreign currency is hedged by swap transactions. The exposure related to ENERCAN revenue, proportional to the interest held by the Company, is hedged by financial instruments such as the zero-cost collar described in note 35.b.1. The quantification of these risks is presented in note 35. In addition, the subsidiaries are exposed in their operating activities to fluctuations in exchange rates on purchase of electricity from Itaipu. The compensation mechanism - CVA protects the distribution subsidiaries against any economic losses.

Interest rate risk and inflation indexes: This risk arises due to the possibility of the Group incurring losses due to fluctuations in interest rates and in inflation indexes, which would increase the finance costs related to borrowings and debentures. The quantification of this risk is presented in note 35.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is managed by the sales and services segments through norms and guidelines applied in terms of the approval, guarantees required and monitoring of the operations. In the distribution segment, even though it is highly pulverized, the risk is managed through monitoring of defaults, collection measures and cutting off supply. In the generation segment there are contracts under the regulated environment (ACR) and bilateral agreements that call for the posting of guarantees.

Risk of under/overcontracting from distributors: risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors are prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE (Electric Energy Trading Chamber) and is not passed through to consumers, that is, in PLD (Spot price used to valuate the energy traded in the spot market – “Preço de Liquidação de Diferenças”) scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD amount at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, there is a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are entitled to exposures or involuntary surpluses.

Market risk of commercialization companies: this risk arises from the possibility of commercialization companies incurring losses due to variations in the prices that will value the positions of energy surplus or deficit of its portfolio in the free market, marked against the market price of electricity.

Risk of shortage of hydroelectric energy: The energy sold by the Company is mostly generated by hydro power plants. The lack of rain for a long period may result in reduction of the water volume in plants’ dams, which jeopardizes the recovery of its volume, and may result in losses due to an increase in costs for purchasing energy or in revenue reduction due to the implementation of extensive energy saving programs or the adoption of a new rationing program, as occurred in 2001.

In 2019, the rain levels were below the normal average, mainly in the second half of the year, leading to a reduction in storage levels in dams.

Risk of acceleration of debts: the Company has borrowing agreements and debentures with restrictive covenants normally applicable to these types of transactions. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

Financial instruments risk management

The Group maintains operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place as regards the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions. An assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to execute the decision making process and to comply with the risk management strategy, which may incorporate financial instruments, including derivatives.

Portfolios composed of these financial instruments are monitored monthly, allowing the monitoring of financial results and their impact on cash flow.

For the construction contracts for transmission companies signed in 2019, the Group is also exposed to market risks related to the volatility of commodity and construction material prices, such as the aluminum needed for the construction stage. In line with its risk management policy, risk mitigation strategies are used to reduce this volatility in cash flows. These mitigation strategies include derivative instruments, mainly forward transactions, futures and options.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Group uses Luna and Bloomberg software systems to calculate the fair value measurement, stress testing and duration of the instruments, and assess the risks to which the Group is exposed. Historically, the financial instruments contracted by the Group supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Group does not enter into transactions involving speculative derivatives.

(35) FINANCIAL INSTRUMENTS

The main financial instruments, at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the Group’s accounting practices, are:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

				Consolited
				December 31, 2019
	Note	Category / Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 2	1,937,163	1,937,163
Securities	6	(a)	Level 1	851,004	851,004
Derivatives	35	(a)	Level 2	645,674	645,674
Derivatives - Zero-cost collar	35	(a)	Level 3	5,419	5,419
Concession financial asset - distribution	11	(a)	Level 3	8,779,717	8,779,717
Total				12,218,977	12,218,977

Liabilities
Borrowings - principal and interest	18	(b)	Level 2 (***)	5,354,243	5,350,030
Borrowings - principal and interest (**)	18	(a)	Level 2	5,009,052	5,009,052
Debentures - Principal and interest	19	(b)	Level 2 (***)	8,054,153	8,056,757
Debentures - principal and interest (**)	19	(a)	Level 2	492,125	492,125
Derivatives	35	(a)	Level 2	35,557	35,557
				18,945,130	18,943,521
(*) Refers to the hierarchy for fair value measurement
(**) As a result of the initial designation of this financial liability, the consolidated balances reported a loss of R$ 127,102 in 2019 (a gain of R$ 37,421 in 2018).
(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category/Measurement:
(a) - Measured at fair value throgh profit or loss
(b) - Measured at amortized cost

The classification of financial instruments in “amortized cost” or “fair value through profit or loss” is based on the portfolio business model and in the characteristics of expected cash flow for each instrument.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

•      Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) pledges, funds and restricted deposits, (vi) services rendered to third parties, (vii) collection agreements and (viii) sector financial asset;

•      Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in 2019 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

Pricing of forward and futures contracts is on the basis of future curves of the underlying assets. Said curves are usually provided by the stock exchanges on which these assets are traded, or other market price providers. When price is not available for the intended maturity, it is obtained on the basis of interpolation between available maturities.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss at the period are R$ 281,340  (R$ 345,015 in 2018) and the main assumptions are described in note 11 and 27.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 35 b.1.

The Company recognizes in “Investments in the financial statements” the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost that the best estimate of their fair value, since there is no recent information available for determining fair value, in accordance with IFRS 9.

b)     Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities pegged to exchange rate variation.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. In addition, the subsidiary CPFL Geração contracted in 2015 a zero-cost collar derivative (see item b.1 below) and, in 2019, a forward purchase derivative of aluminum without physical delivery.

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for accounting recognition at fair value (notes 18 and 19). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

In 2019, the subsidiary CPFL Geração, aiming at hedging input purchases for the construction of new transmission projects, carried out transactions with derivatives, through forward purchases of aluminum for future settlement, in order to reduce the risk of price fluctuation for the aluminum (pure) purchase period.

At December 31, 2019, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on fair value measurement	Currency / debt index	Currency / swap index	Maturity range	Notional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	542,278	(29,231)	513,047	487,030	26,017	US$ + (Libor 3 months + 0,8% to 1,55%) or (1,96% to 3,65%)	99,80% to 116% do CDI or CDI + 0,12%	October/18 to March/22	3,838,488
Bank Loans - Law 4.131	13,391	(6,157)	7,234	9,074	(1,840)	Euro + 0,42% to 0,96%	102% to 105,8% of CDI	April/19 to March/22	834,630

	555,670	(35,388)	520,282	496,104	24,178

Hedge variation price index
Debentures	90,004	-	90,004	19,486	70,517		100,15% to 104,3% of CDI	August/25	416,600

Subtotal debt hedge	645,673	(35,388)	610,285	515,591	94,695

Other (2)						Currency / debt index	Maturity range	Notional in US$
Zero cost collar	5,419	-	5,419	-	5,419	US$	July/18 a september/20	22,174
Commodity forward contract (aluminum)	-	(16)	(16)	-	(16)	aluminum (US$/ton)	July/20	3,889
NDF - Aluminum	-	(153)	(153)	52	(205)	US$	July/20	6,296
Subtotal other	5,419	(169)	5,250	52	5,198

Total	651,093	(35,557)	615,536	515,643	99,893

Current	281,326	(29,400)
Noncurrent	369,767	(6,157)

For further details on terms and information on debts and debentures, see notes 18 and 19

(1)The value at cost are the derivative amount without the respective fair value measurement, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of derivatives, the notional amount is presented in U.S. dollar.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Changes in derivatives are stated below:

	At December 31, 2017	Interest, monetary adjustment, exchange rate and fair value measurement	Repayment	At December 31, 2018
Values at cost, net
To debts designated at fair value	526,148	662,147	(556,927)	631,368
To debts not designated at fair value	17,881	(21,817)	25,484	21,548
Others (zero cost collar	-	11,984	(11,984)	-
Fair value measurement (*)	9,095	(36,817)		(27,722)

	553,124	209,599	(543,427)	625,194

	Consolidated
	At December 31, 2018	Interest, monetary adjustment, exchange rate and fair value measurement	Repayment	At December 31, 2019
Values at cost, net
To debts designated at fair value	631,368	75,241	(191,018)	515,591
To debts not designated at fair value	21,548	(857)	(20,691)	-
Others	-	7,600	(7,548)	52
Fair value measurement (*)	(27,722)	127,615	-	99,893
	625,194	209,599	(219,257)	615,536

(*) The effects of the fair value adjustments of derivatives on profit or loss and comprehensive income for 2019 are: (i) gain of R$ 139,361 for debts designated at fair value, (ii) loss of R$ 577 for debts not designated at fair value, and (iii) loss of R$ 11,169 for other derivatives.

 As mentioned above, certain subsidiaries elected to fair value measurement debts for which they have fully debt-related derivatives instruments (note 18 and 19).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For years ended at December 31, 2019 and 2018, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on monetary adjustment and exchange rate changes and in the consolidated comprehensive income in the credit risk in the fair value measurament, related to debts at fair value.

	Gain (Loss) on income		Gain (Loss) in comprehensive income
Hedged risk / transaction	2019	2018	2019	2018
Interest rate variation	16,559	(19,747)	-	-
Fair value measurement	46,243	13,135	2,685	272
Exchange variation	65,424	672,061	-	-
Fair value measurement	78,829	(47,904)	(148)	(2,025)
	207,055	617,545	2,537	(1,753)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817 thousand, with due dates between October 1, 2015 and September 30, 2020. At December 31, 2019, the total amount contracted was US$ 22,174, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 13.22%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 203, resulting in a net asset of R$ 5,623.

The following table reconciles the opening and closing balances of the call and put options for 2018, as required by IFRS 13/CPC 46:

	Consolidated
	Assets	Liabilities	Net
At December 31, 2017	52,058	-	52,058
Measurement at fair value	(23,707)	-	(23,707)
Net cash, received from settlement flows	(11,984)	-	(11,984)
At December 31, 2018	16,367	-	16,367
Measurement at fair value	(3,400)	-	(3,400)
Net cash, received from settlement flows	(7,548)	-	(7,548)
At December 31, 2019	5,419	-	5,419

The fair value measurement of these financial instruments was recognized as finance income (expense) of the year, and no effects were recognized in other comprehensive income.

c)     Concession financial assets

As the distribution subsidiaries have classified the respective financial assets of the concession as measured at fair value through profit or loss, the relevant factors to measure the fair value are not publicly observable and there is no active market. Therefore, the classification of the fair value hierarchy is level 3.

d)     Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates and interest rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group uses derivatives to manage market risks.

Sensitivity analysis

The Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

d.1)  Exchange rates variation

Considering that the net exchange rate exposure at December 31, 2019 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Decrease (increase)
Instruments	Exposure (a) R$ thuosand		Risk	Exchange depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial asset instruments	-			-	-	-
Financial liability instruments	(4,174,769)			(87,520)	978,052	2,043,624
Derivatives - Plain Vanilla Swap	4,221,801			88,506	(989,071)	(2,066,647)
	47,032		drop in the dolar	986	(11,019)	(23,023)

Financial liability instruments	(835,977)			(34,709)	182,963	400,634
Derivatives - Plain Vanilla Swap	847,774			35,198	(185,545)	(406,288)
	11,797		drop in the euro	489	(2,582)	(5,654)

Total	58,829			1,475	(13,601)	(28,677)

Effects in the accumulated comprehensive income				1,271	(11,312)	(23,896)
Effects in the income of the year				204	(2,289)	(4,781)

				Decrease (increase)
Instruments	Exposure (a) R$ thousand		Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivativos zero-cost collar	22,174	(d)	raise of dollar	(682)	(8,989)	(17,296)
Commodity forward contract (aluminum)	3,889	(d)	drop in the aluminum (US$/ton)	-	(2,891)	(3,852)
NDF - Aluminum	6,296	(d)	drop in the dollar	-	(6,255)	(12,511)

(a) The exchange rate considered at 12/31/2019 was R$ 4.03 to US$ 1.00 and R$ 4.53 to €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A. - Brasil, Bolsa, Balcão, with the exchange rate being considered at R$ 4.12 and R$4.72, and the currency depreciation at 2.10% and 4.15% for USD and EUR, respectively at 12/31/2019.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by B3 S.A. – Brasil, Bolsa, Balcão.

(d) Due to the characteristics of these derivatives, the notional amount is presented in USD.

Except for zero-cost collar derivative and commodity forward contract, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro,  therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

d.2) Interest rates variation

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at December 31, 2019 is maintained, the net finance cost for the next 12 months for each of the three scenarios defined, would be:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

	Consolidated
Instruments	Exposure R$ thousand	Risk	rate in the period	rate likely scenario (a)	likely scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	2,919,915				132,564	165,705	198,846
Financial liability instruments	(6,516,480)				(295,848)	(369,810)	(443,772)
Derivatives - Plain Vanilla Swap	(4,976,115)				(225,916)	(282,395)	(338,873)
	(8,572,680)	raise of CDI	5.97%	4.54%	(389,200)	(486,500)	(583,799)

Financial liability instruments	(145,558)				(4,469)	(5,586)	(6,703)
	(145,558)	raise of IGP-M	7.30%	3.07%	(4,469)	(5,586)	(6,703)

Financial liability instruments	(3,183,323)				(162,031)	(202,539)	(243,047)
	(3,183,323)	raise of TJLP	6.30%	5.09%	(162,031)	(202,539)	(243,047)

Financial liability instruments	(3,422,062)				(156,388)	(117,291)	(78,194)
Derivatives - Plain Vanilla Swap	516,826				23,619	17,714	11,809
Concession financial asset	8,779,717				401,233	300,925	200,617
	5,874,481	drop of IPCA	4.20%	4.57%	268,464	201,348	134,232

Setorial financial assets and liabilities	993,775				45,316	33,987	22,658
Financial liability instruments	(83,073)				(3,788)	(2,841)	(1,894)
	910,702	drop of SELIC	5.97%	4.56%	41,528	31,146	20,764

Total	(5,116,378)				(245,708)	(462,131)	(678,553)

Effects in the accumulated comprehensive income					1,289	1,047	804
Effects in the income of the year					(246,997)	(463,178)	(679,357)

(a)   The indexes were obtained from information available in the market.

(b)   As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 52,075.

e)     Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from Consumers, Concessionaires and Licensees and financial instruments. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

Impairment losses on financial assets recognized in profit or loss are presented in note 7 – Consumers, Concessionaires and Licensees.

Receivables and contract assets - Consumers, Concessionaries and Licensees

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, Management also considers the factors that may influence the credit risk of its customer base.

The Group uses a provision matrix to measure the expected credit losses of trade receivables according to the consumer class (Residential, Commercial, Rural, Public Power, Public Lighting, Public Services), Other Revenues and Unbilled Revenue, comprising mostly a large number of dispersed balances.

Loss rates are based on actual credit loss experience over the past. These rates reflect differences between economic conditions during the period over which the historical data have been collected, current conditions and the Group’s view of future economic conditions over the expected lives of the receivables. Accordingly, an “adjusted” revenue was calculated, reflecting the Group perception on expected loss. Such “adjusted” revenue was allocated by consumption class (matrix) according to the interval currently used in the allowance guided by the regulatory parameters as follows:

Class	Days	Period
Residential	90	Revenue of 3 months prior to the current month
Commercial and other revenues	180	Revenue of 6 months prior to the current month
Industrial, rural, public power in general	360	Revenue of 12 months prior to the current month
Unbilled	-	Uses revenue of the same month

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Therefore, based on the assumptions above, an “Adjusted” ratio of the expected credit losses (“ECL”) allowance for the month is calculated, which was determined dividing the “Actual ECL” allowance by the “Adjusted Revenue” for each month. Then, the ECL allowance is estimated monthly, considering the respective moving average for the months of the "Adjusted” monthly ratios and applied to the actual revenue for the current month.

Based on this criterion, the ECL allowance percentage to be applied is changed monthly to the extent that the moving average is calculated.

The methodology used by Management includes a percentage that is compliant with the IFRS rule described as expected credit losses, including in a single percentage the probability of loss, weighted by the expected loss and possible outcomes, that is, including Probability of default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”).

Macroeconomic factors

After studies developed by the Company to assess which variables present a correlation ratio with the actual amount of Expected Credit Losses Allowance, no ratios or macroeconomic factors that would have material impacts or that had direct correlation with the default level were identified, due to the electric sector characteristic of having instruments that mitigate the risk of losses, such as cutting energy supply to default customers.

Cash and cash equivalents, marketable securities

The Group limits its exposure to credit risk by investing only in liquid debt securities and only with counterparties that have a credit rating of at least AA-.

The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Management did not identify for the years 2018 and 2019 that the securities had a significantly change in credit risk.

f)      Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2019, taking into account principal and future interest, and is based on the undiscounted cash flow, considering the earliest date on which the Group has to settle their respective obligations.

		Consolidated
December 31, 2019	Note	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	17	3,238,843	21,258	78	211,697	-	148,247	3,620,123
Borrowings - principal and interest	18	222,237	580,245	2,842,610	4,941,612	1,890,206	2,845,013	13,321,923
Derivatives	35	-	9,332	45,060	9,572	-	-	63,964
Debentures - principal and interest	19	10,811	101,704	770,047	3,691,282	4,053,800	1,592,045	10,219,689
Regulatory charges	21	231,130	1,122	-	-	-	-	232,252
Use of public asset		981	1,962	8,828	17,096	28,494	45,591	102,952
Others	24	103,808	110,173	45,357	3,423	3,423	189,707	455,891
Consumers and concessionaires		57,182	57,429	-	-	-	183,938	298,549
EPE / FNDCT / PROCEL		44	5,158	44,073	-	-	-	49,275
Collections agreement		46,439	47,301	-	-	-	-	93,740
Reversal fund		143	285	1,284	3,423	3,423	5,769	14,327
Total		3,807,810	825,796	3,711,980	8,874,682	5,975,923	4,820,603	28,016,794

Derivatives

The Group adopts a policy of using derivatives to hedge the risks of exchange rate and interest rate fluctuations, mostly currency or interest rate swaps. The derivative transactions are entered into with first-tier banks and financial institutions with a minimum rating of AA-, based on the major credit rating agencies in the market (note 35).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

The Group adopts the policy of offering financial guarantees for the obligations of its subsidiaries and joint ventures. At September 30, 2019 and December 31, 2018, the Company had provided guarantees to certain financial institutions for the credit facilities granted to its subsidiaries and joint ventures, as mentioned in notes 18 and 19.

(36) NON-CASH TRANSACTIONS

	Consolidated
	December 31, 2019	December 31, 2018

Interest capitalized	25,641	28,606
Intercompany loan payment with dividend of noncontrolling shareholders	81	377
Provision for socio environmental costs capitalized in property, plant and equipment	83,334	1,684
Transfer between property, plant and equipament and other assets	1,662	5,515

(37) COMMITMENTS

The Group’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2019, as follows:

Subsidiaries

		Consolidated
Commitments at December 31, 2019	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Rentals	until 13 years	39,060	71,914	68,779	82,430	262,183
Energy purchase agreements (except Itaipu)	until 25 years	11,988,989	21,701,899	22,211,015	41,829,746	97,731,649
Energy purchase from Itaipu	until 25 years	2,896,696	5,642,618	6,097,490	15,803,644	30,440,448
Electricity network usage charge	until 29 years	2,762,294	7,192,517	9,172,126	25,725,396	44,852,333
GSF renegotiation	until 28 years	16,468	37,886	36,484	228,865	319,703
Power plant construction projects	until 14 years	758,370	654,777	239,322	1,119,285	2,771,754

Total		18,461,877	35,301,611	37,825,216	84,789,366	176,378,070

Joint ventures

Commitments at December 31, 2019	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Power plant construction projects	until 5 years	3,502,439	5,321,975	693,788	-	9,518,202
GSF renegotiation and others	until 17 years	33,566	132,856	132,965	396,102	695,489
Total		3,536,005	5,454,831	826,754	396,102	10,213,692

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(38) EVENTS AFTER THE REPORTING PERIOD

38.1 Borrowings

From January 1, 2020 to the date of approval of these financial statements, the Company’s subsidiaries obtained borrowings with the following conditions and details:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2019 - CPFL Energia S.A.

Type Company	Released until March 2020	Payment of interest	Repayment of principal	Purpose	Annual financial charges	Effective annual rate	Effective rate with derivatives
Foreign currency - Law 4,131
Dollar
CPFL Paulista	174,960	Quarterly	Annual as from February 2023	Working capital	USD + 2.39%	USD + 2.39%	CDI + 0.85%
CPFL Paulista	196,567	Quarterly	Single installment in February 2025	Working capital	USD + 2.40%	USD + 2.40%	CDI + 0.89%
RGE	100,000	Semiannual	Single installment in January 2025	Working capital	USD + 2.64%	USD + 2.64%	CDI + 0.90%
CPFL Brasil	107,000	Semiannual	Single installment in February 2023	Working capital	USD + 1.83%	USD + 1.83%	CDI + 0.61%
CPFL Renováveis	120,000	Semiannual	Annual as from February 2023	Working capital	USD + 2.07%	USD + 2.07%	CDI + 0.80%
CPFL Santa Cruz	108,000	Semiannual	Annual as from February 2023	Working capital	USD + 2.07%	USD + 2.07%	CDI + 0.80%
RGE	418,280	Semiannual	Annual as from February 2023	Working capital	USD + 2.07%	USD + 2.07%	CDI + 0.80%
Euro
CPFL Piratininga	419,760	Quarterly	Single installment in March 2025	Working capital	EURO + 0.70%	EURO + 0.70%	CDI + 0.83%
	1,644,567

 BOARD OF DIRECTORS

Bo Wen

Chairman

Shirong Lyu

Vice Chairman

Yan Qu

Yumeng Zhao

Gustavo Estrella

Antonio Kandir

Marcelo Amaral Moraes

Anselmo Henrique Seto Leal

Hong Li

Directors

EXECUTIVE BOARD

GUSTAVO ESTRELLA

Chief Executive Officer

SHIRONG LYU

Senior Executive Vice President, holding also the function of

Strategy, Innovation and Business Excellence Vice President

YUMENG ZHAO

Executive Vice President

YUEHUI PAN

Chief Financial Executive Officer and Investor Relations Officer

GUSTAVO PINTO GACHINEIRO

Legal and Institutional Relations Vice President

FLÁVIO HENRIQUE RIBEIRO

Business Management Vice President

120

LUIS HENRRIQUE FERREIRA PINTO

Regulated Operations Vice President

KARIN REGINA LUCHESI

Market Operations Vice Presidnt

VITOR FAGALI

Business Development Vice President

ACCOUNTING DIVISION

SERGIO LUIS FELICE

Accounting Director

CT CRC 1SP192767/O-6

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Avenida Coronel Silva Telles, nº 977, 10º andar - Dahruj Tower 13024-001 - Campinas/SP - Brasil

Caixa Postal 737 - CEP: 13012-970 - Campinas/SP - Brasil Telefone +55 (19) 3198-6000, Fax +55 (19) 3198-6001

www.kpmg.com.br

Independent auditors’ report on the individual and consolidated financial statements

To the Directors and Shareholders of

CPFL Energia S.A.

Campinas – SP

Opinion

We have audited the individual and consolidated financial statements of CPFL Energia S.A. (the “Company”), identified as the parent company and consolidated, respectively, which comprise   the statement of financial position as of December 31, 2019 and the respective statements of income, comprehensive income, changes in shareholder´s equity and cash flows for the year then ended, and the corresponding notes comprising significant accounting policies and other explanatory information.

In our opinion, the aforementioned financial statements present fairly, in all material aspects, the individual and consolidated financial position of CPFL Energia S.A. as of December 31, 2019, and of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basics for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements of EthicsStandardsBoardsforAccountantsandProfessionalStandardissuedbyFederalAccounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for ouropinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(a)

Revenue recognition from energy distributed, but not billed
(Notes 3.10 and 27 to the individual and consolidated financial statements)

Not billed revenue recognized by the Company corresponds to the electricity distributed, but not billed to the consumers, and its billing is measured based on the reading cycles that, in some cases, exceed the period of accounting closing. The recognition of the not billed revenue takes into consideration all of the historical data, the systems configuration, as well as Company´s judgments in order to estimate the consumption by consumers. Due to the relevance of the amounts and the judgments involved that can affect the amount of the revenues in the consolidated financial statements and in the amount of the investment recorded under the equity method in the individual financial statements, we considered this matter as significant for our audit.

How this matter has been conducted in our audit

We evaluated the design, implementation, and effectiveness of key internal controls related to the determination of the amount of the  revenue recognized from energy distributed, but not billed. We involved our information technology specialists to evaluate the systems and the technology environment used in the determination of the balances recorded. We analyzed the key assumptions used by the Company in the development of such estimates, such as the technical and commercial losses index. In addition, we  tested the integrity and accuracy of the data used in the calculation and performed a valuation test, by comparing the amounts recognized by the Company with assumptions resulting from our independent auditing tests. We also assessed whether the disclosures in the consolidated financial statements were in accordance with the applicablestandards.

Based on the evidence obtained from the procedures summarized above, we consider acceptable the revenue recognition from energy distributed, but not billed, in the  context of the individual and consolidated financial statements taken as a whole, for year ended December 31, 2019.

(b)	Impairment of the deferred tax assets from the subsidiary CPFL Energias Renováveis S.A.
(Notes 3.11 and 10 to the individual and consolidated financial statements)

The individual and consolidated financial statements include tax credits over tax loss carryforwards and temporary differences from thesubsidiaryCPFLEnergiasRenováveisS.A., for which the realization is supported by estimates of taxable income based on the subsidiary´s judgments and supported in its business plan. Due to the uncertainties that are inherent to the process of determining the future taxable income estimates,  which support the recognition of the impairment of  the tax credits, and the fact that any change in methodologies and assumptions for the determination of estimates that may have a material impact the value of such assets and, consequently, the individual and consolidated financial statements taken as a whole, we considered this matter as significant for our audit.

How this matter has been conducted in our audit

We evaluated the design, implementation and operational effectiveness of the key internal controls implemented by the subsidiary related to the preparation and review of the business plan, budget, technical studies and analysesas to the probability of existence of future taxable income. With the support of our corporate finance specialists, we analyzed the reasonableness and consistency of the data and assumptions and of the methodologies used by the subsidiary for the projection of future taxable income, particularly those related to the projected economic growth, volume, and price of sales of energy, and we compared with the data obtained from external sources. With the support of our tax specialists, we evaluated the calculation in which the current tax rates are applied. We also assessed whether the disclosures in the individual and consolidated financial statements consider all relevantinformation.

In the course of our audit work, we identified adjustments that would affect the measurement and disclosure of the deferred tax assets, which were not recorded by management, because they were considered immaterial. Based on the evidence obtained from the procedures summarized above, we consider that the net realizable value of deferred tax assets of the subsidiary is acceptable in the context of the individual and consolidated financial statements taken as a whole, related to the fiscal year ended on December 31, 2019.

Other matters - Statements of Value Added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted for the auditing procedures jointly with audit of the Company's financial statements. For the purposes of forming our opinion, we evaluate whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria as defined in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, this statement of value added have been properly prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and is consistent with the individual and consolidated financial statements taken as a whole.

Other information that accompanies the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information, which comprises the Management report.

Our opinion on the individual and consolidated financial statements does not cover the Management report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in thisregard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of the financial statements are free from material misstatement, due to fraud or error. In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.  Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–    Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–    Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

–    Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–    Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–    Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–    Obtain sufficient appropriate audit evidence regarding the financial information of the group entities or business activities within the Company to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and therefore, responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter, or, when in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Campinas, March 05, 2020.

KPMG Auditores Independentes

CRC (Regional Accounting Council) 2SP027612/O-4 (Original in Portuguese signed by)

Marcio José dos Santos Accountant CRC 1SP252906/O-0

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of December 31, 2019;

b)     they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of December 31, 2019;

Campinas, March 05, 2019.

__________________________________ GUSTAVO ESTRELLA Chief Executive Officer __________________________________ YUEHUI PAN Chief Financial Executive Officer and Investor Relations Officer

Management declaration on independent auditors’ report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a) they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of December 31, 2019;

b) they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of December 31, 2019;

Campinas, March 05, 2019.

__________________________________ GUSTAVO ESTRELLA Chief Executive Officer __________________________________ YUEHUI PAN Chief Financial Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 09, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.